UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10 A-1

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

SoftBrands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	41-2021446
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Two Meridian Crossings, Suite 800 Minneapolis, Minnesota	55423
(Address of principal executive offices)	(Zip Code)

(612) 851-1500

Registrant’s telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share

(Title of class)

FORWARD LOOKING STATEMENTS

Our Form 10 contains a number of statements about our future operations.  We make statements regarding anticipated product introductions, changes in markets, customers and customer order rates, expenditures in research and development, growth in revenue, taxation levels, the effects of pricing, and the growth in our foreign operations, all of which represent our expectations and beliefs about future events.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or similar words and expressions.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.  The factors that may cause our operations to vary materially from those contemplated by our forward-looking statements include:

•                  Economic and market conditions can adversely affect our revenue growth and operating results.  Demand for enterprise software and our solutions is affected by general economic conditions, competition, product acceptance and technology lifecycles. A general weakening of the economy and business conditions that affect information technology and the industries we serve could result in delays and decreases of customer purchases, and in decreases in our renewal rates for software maintenance.

•                  Our operating results may be adversely affected by downturns in the industries we serve. Our financial results depend, in significant part, upon economic and market conditions in the manufacturing and hospitality industries.  The hospitality industry experienced a significant downturn as a result of 9/11 and the SARS outbreak.  The recent disaster in the Indian Ocean region could have similar impact upon both the manufacturing and hospitality markets in the Asia-Pacific region.  Continued changes in the hospitality and manufacturing markets could impact our ability to sell our software.

•                  The markets for some of our products are mature and we may have difficulty generating significant new software license sales in those markets.  In the United States, the combination of a decline in the level of manufacturing activity and purchase by a substantial portion of the mid-sized manufacturing concerns of an enterprise resources planning software package can be expected to limit the potential for new license sales growth of our existing ERP package.  In these markets, we may become more dependent for growth on new software products, such as our DemandStream and Fourth Shift Edition for SAP Business One products, which have a less consistent record of sales and service revenue.

•                  We may become increasingly dependent on products that are not currently widely accepted and that we cannot be certain will be widely accepted.  We introduced in 2003 and are marketing our Demand Stream product for lean automation of manufacturing concerns—a form of automation that has only recently been widely accepted.  We also anticipate introducing during the next 12 months our Fourth Shift Edition for SAP Business One product, for use with SAP Business One and small manufacturing concerns.  We have not sold substantial amounts of these products and cannot be certain that they will ever be widely accepted in the marketplace.

•      We have substantial international sales which are subject to the many risks of international operations.  Our operations are international in scope, with operations in Europe, Middle East, China and Africa.  For the year ended September 30, 2004, 45.3% of our revenue was derived from sales outside the United States.  Our foreign sales are subject to many of the risks of international operations including:

•                  higher operating costs in some regions;

•                  currency controls and fluctuations in currency exchange rates;

•                  changes in local market business requirements and increased cost and development time required to modify and translate our products for local markets;

•                  inability to recruit personnel in a specific country or region;

•                  difficulty in establishing and maintaining relationships with local resellers, systems integrators or other third-party vendors;

•                  differing foreign technical standards;

•                  differing regulatory requirements;

•                  export restrictions and controls, tariffs and other trade barriers;

•                  difficulties in staffing and managing international operations;

•                  reduced protection for intellectual property rights;

•                  changes in political and economic conditions;

•                  seasonal reductions in business activity;

•                  potentially adverse tax assessments; and

•                  terrorism, disease, or other events that may affect local economies and access, and that may particularly affect utilization of hotels and therefore our hospitality business.

•                  The sales cycle for our products makes it difficult to predict our operating results. Our customers often take significant time evaluating our products before licensing them. The period between initial customer contact and a purchase may vary from one month to more than one year. During the evaluation period, prospective customers may delay purchases, may decide not to purchase and may scale down proposed orders for reasons that we do not control and cannot predict, including:

•                  reduced demand for enterprise software solutions;

•                  introduction of products by our competitors;

•                  lower prices offered by our competitors;

•                  changes in the budgets and purchasing priorities of the customer;

•                  need for education of customer personnel; and

•                  changes in the customer’s information systems.

•                  We may be unable to retain or attract customers if we do not develop new products and enhance our current products in response to technological changes and competing products.  We have been required, and will continue to be required, to adapt our products to rapidly changing standards for operating systems, databases and other technologies. We will be unable to compete effectively if we are unable to:

•                  maintain and enhance our technological capabilities to correspond to these changing environments and standards;

•                  develop and market products and services that meet changing customer needs; and

•                  anticipate or respond to technological changes on a cost-effective and timely basis.

A significant portion of our research and development resources is devoted to product upgrades that address new systems and maintenance requirements or add functionality to our products. The remainder of our research and development resources are devoted to new products that we cannot be certain will be widely accepted.

•                  Our revenue is partly dependent on renewal of maintenance agreements by our customers.  We generate substantial recurring revenue from our customer support program and other software maintenance services, most of which renew annually at the customer’s option.  During the year ended September 30, 2004, we generated $44,054,000 or approximately 64% of our total revenue from software maintenance services.  The level of our maintenance revenue is directly related to the number of our software products that are in active use by customers.  If our customers cease using our products, if we are unable to maintain the rate of addition of new customers, or if our customers determine that they cannot afford maintenance, our maintenance revenue can be expected to decline.

•                  We may be required to delay revenue recognition into future periods, which could adversely impact our operating results. We may be required to defer revenue recognition for license fees due to several factors, if:

•                  our license agreements include applications that are under development or have other undelivered elements which may be essential or may not have a vendor specific objective evidence of fair value;

•                  we deliver services which could delay product delivery or acceptance; or

•                  a third-party vendor, whose technology is incorporated into our software products, delays delivery of the final software product to the customer.

Our intention is to structure our license agreements with the appropriate terms that meet all applicable revenue recognition criteria in order to recognize revenue when we initially deliver software or perform services.  We are occasionally not able to negotiate contract terms that permit revenue recognition at the time of delivery or even as work on the project is completed.

•                  We have adopted anti-takeover defenses that could make it difficult for another company to acquire control of SoftBrands.  Provisions in our second amended and restated certificate of incorporation and bylaws, our stockholder rights plan and under Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our charter documents contain the following provisions which may inhibit an acquisition:

•                  advance notification procedures for matters to be brought before stockholder meetings;

•                  a limitation on who may call stockholder meetings;

•                  a prohibition on stockholder action by written consent;

•                  a classified or “staggered” board of directors; and

•                  the ability of our board of directors to issue shares of preferred stock without a stockholder vote.

Further, our stockholder rights plan could delay, deter or prevent any potential bidder from acquiring more than 10% of our voting stock without the agreement of our Board of Directors. Because we are incorporated under Delaware, a stockholder who acquires more than 15% but less than 85% of our stock may have difficulty acquiring us during the three years after the date of the stock acquisition.

•                  A number of our competitors are well-established software companies that have advantages over us. We face competition from a number of software companies that have advantages over us due to their larger customer bases, greater name recognition, long operating and product development history, greater international presence and substantially greater financial, technical and marketing resources. These competitors include well-established companies such as Microsoft, JD Edwards, Oracle Corporation, PeopleSoft, Inc. and SAP AG, all of which have larger installed customer bases.  In addition, we compete with a variety of more specialized software and services vendors, including:  Mapics, Epicor, QAD, SYSPRO, Infor Global Solutions, Lilly, Pelion Systems, Exemplary, IFS, Intentia, Glovia and Baan.

•                  A recently adopted change in the way companies must account for stock options may affect our earnings and cause us to change our compensation practices.   We currently account for the issuance of stock options under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. In December 2004, the Financial Accounting

Standards Board (“FASB”) adopted SFAS No. 123R, Share-Based Payment, which will require us to account for equity under our stock plans as a compensation expense and our net income and earnings per share will be reduced. Currently, we record compensation expense only in connection with option grants that have an exercise price below fair market value. For option grants that have an exercise price at fair market value, we calculate compensation expense and disclose their impact on net income (loss) and earnings (loss) per share, as well as the impact of all stock-based compensation expense, in a footnote to the consolidated financial statements. SFAS No. 123R requires us to adopt the new accounting method beginning in the fourth quarter of our fiscal year ending September 30, 2005, and will require us to expense stock based benefit awards, stock options, restricted stock and stock appreciation rights, as compensation cost.

•                  Changes in the terms on which we license technologies from third-party vendors could result in the loss of potential revenues or increased costs or delays in the production and improvement of our products.  We license third-party software products that we incorporate into, or resell with, our own software products. For example, we incorporate customer relations software licensed from Pivotal into some of our products, and we rely on the SQL database management system for many of our products and the Oracle database management system for some of our products.  We also have reseller relationships with a number of other companies, which allow us to resell their technology with our products. These licenses and other technology licenses are subject to periodic renewal and may include minimum sales requirements. A failure to renew, or early termination of these licenses or other technology licenses could adversely impact our business.

•                  If our products infringe on the intellectual property rights of third parties and we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms, our business would suffer.  Many participants in the technology industry have an increasing number of patents and patent applications and have demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. As the number and functionality of our products increase, we believe that we may become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, these assertions could distract management and we may have to expend potentially significant funds and resources to defend or settle such claims. If we are found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement.

•                  We have limited protection of our intellectual property and, if we fail to adequately protect our intellectual property, we may not be able to compete. We rely on a combination of contract, copyright, trademark and trade secret laws to protect this information.  Existing copyright laws afford only limited protection.  In general, we do not release the source code of our products, although we may permit customers to obtain access to our source code through a source code escrow arrangement. This access to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. In addition, the laws of some countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States. Defending our rights could be costly.

•                  Our success depends on our ability to continue to retain and attract qualified personnel.  We believe that our success depends upon our ability to continue to train, retain, effectively manage and attract highly skilled technical, managerial, sales and marketing personnel. If our efforts in these areas are not successful, our costs may increase, development and sales efforts may be hindered and our customer service may be degraded. There is intense competition for personnel in the software industry. From time to time, we experience difficulties in locating enough highly qualified candidates in desired geographic locations, or with required industry-specific expertise.

•                  Our association with AremisSoft Corporation has had, and could continue to have, a negative impact on our business.  We were a subsidiary of AremisSoft Corporation (“AremisSoft”), a publicly-held corporation involved in the international sale of software, until August 2002.  AremisSoft engaged in a number of transactions prior to April 2001 that resulted in an enforcement action by the SEC for fraud and inadequate disclosure, criminal actions against its former officers, and a class action that eventually led to its bankruptcy and our separation.  While we were associated with AremisSoft, our ability to attract new customers and to maintain our business operations was negatively affected and even after our separation, our former association with AremisSoft has caused some hesitancy in customers and others.  Further, AremisSoft was permanently enjoined in July 2002 from committing further violations of federal securities laws, including primarily the disclosure obligations of those laws, and the injunction applied not only to AremisSoft, but its subsidiaries, including SoftBrands.  Because of this, some of the protections for forward looking statements available under securities laws may not be available to us and we may also be subjected to enhanced level of scrutiny by the SEC.

•                  If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results.  Effective internal controls are necessary for us to provide reliable financial reports.  We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement.  In 2004 we devoted significant resources to improve our internal controls.  Although we believe that these efforts have strengthened our internal controls, we are continuing to work to improve them. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Further, the Sarbanes-Oxley Act of 2002 requires, beginning with our annual report for the 2006 fiscal year, our management to state whether our internal controls over financial reporting are effective, and will require our independent registered public accounting firm to attest to management’s conclusion.  If management is not able to complete its assessment of the effectiveness of internal control over financial reporting, if we come to a conclusion that our internal controls are ineffective, or if our independent registered public accounting firm comes to a conclusion that our assessment process is not adequate or our internal controls are ineffective, investors could lose confidence in our reported financial information and the market may react negatively.  If our internal control over financial reporting results in our reporting inaccurate financial information, we may be subject to suit for securities law violations.

•                  Our debt agreement with our principal lender contains covenants that may limit our flexibility and other features that can dilute our stockholders.  We have borrowed $20 million under an agreement that required us to pledge all of our assets, including all of the capital stock of our subsidiaries.  The agreement contains detailed covenants relating to our operations, including covenants that prohibit us from otherwise encumbering our assets and limit our sales of assets except in the ordinary course, limit the forms of investment we may make, prohibit most forms of additional indebtedness, prohibit dividend payments, require us to maintain specified levels of fixed charge coverage and EBITDA, which levels increase over time, and otherwise place significant controls on the manner in which we conduct business.  If we were to default under this agreement, including a default in the observance of these covenants, the debt holder could accelerate our obligation to pay the debt and if we were unable to make full payment, seize and start disposing of our assets.  During fiscal 2003 we had a covenant violation which was subsequently waived.  In fiscal 2004 we negotiated modifications to the covenants.  Further, we issued to the debt holder substantial warrants and all of our outstanding shares of Series B Preferred Stock.  The warrants and stock contain provisions that would cause the exercise price of the warrants and the conversion ratio of the preferred stock to adjust if we issued shares at a price below $1.06 per share.  Any adjustment would effectively increase the relative ownership of this debt holder to the holders of all of our shares of common stock and dilute the ownership of holders of our common stock.

•                  We may need additional capital.  We believe our cash balances, together with cash from operations will be sufficient to meet cash requirements through September 30, 2005 and beyond.  However, we may need or choose to raise capital for various reasons including debt refinancing or for operations.  If we do so with unregistered securities these securities may be priced at a discount to freely tradable shares as currently reflected on the pink sheets.  There can be no assurance we will be able to raise capital and the pricing and terms of any capital could be unfavorable to current stockholders.

ITEM 1.                  BUSINESS

BACKGROUND AND DEVELOPMENT OF BUSINESS

General

SoftBrands, Inc. provides enterprise software and support solutions to more than 4,500 customers in more than 60 countries.  We have established a worldwide infrastructure for distribution, development and support of enterprise software.  Our integrated software suites provide the tools necessary for small- and mid-sized businesses (“SMB”) in the manufacturing and hospitality sectors to improve efficiency, enhance customer satisfaction and improve profitability.  Headquartered in Minneapolis, Minnesota, we have more than 500 employees and branch offices in Europe, China, Australia, India, the Middle East and Africa. We operate in two principal business segments: manufacturing software and hospitality software.  We discuss those businesses separately below and provide summary information about the financial results of the segments in Note 13 to our financial statements included as part of Item 13 of this Form 10.

Background — Separation from AremisSoft

Although SoftBrands was incorporated in October 2001, it was formed as a subsidiary of AremisSoft primarily to serve as a holding company for Fourth Shift Corporation and certain hospitality assets.  Fourth Shift, a software company formed in 1984 that provided enterprise resources planning software to manufacturing concerns, became our principal operating subsidiary.  Fourth Shift, which had been public until acquired by AremisSoft in April 2001, was headquartered in Minneapolis, Minnesota and never integrated into the AremisSoft organization.

AremisSoft purported to be an international developer and marketer of software for several vertical markets and was headquartered primarily in the United Kingdom and Cyprus.  Unlike Fourth Shift, AremisSoft alleged substantially increasing revenue in 2000, in part through several purported acquisitions and large sales in its Emerging Markets Group, which served Eastern Europe, the Middle East and India.  AremisSoft acquired two U.S. companies in the hospitality software business in late 2000 and early 2001 and completed a cash merger through which it acquired all of the outstanding shares of Fourth Shift in April 2001.

Beginning in May 2001, immediately after acquiring Fourth Shift, a number of class action lawsuits and an SEC investigation were commenced against AremisSoft.  This led to the resignation of all of the executive officers of AremisSoft by the fall of 2001, and eventually to an SEC enforcement action against AremisSoft and criminal complaints against certain of its former officers.  New management of AremisSoft, consisting of the current management of SoftBrands, was tasked to help investigate these issues and operate the businesses AremisSoft had acquired.  After substantial forensic accounting work, new management was unable to fully substantiate AremisSoft’s operations reported in 2000.  The class action lawsuits and enforcement proceedings led AremisSoft to file for protection under Chapter 11 of the United States Bankruptcy Code in March 2002.  With full participation of the plaintiff class, a plan of reorganization of AremisSoft was approved in July 2002, and became effective in August 2002 under which SoftBrands was spun-off as a separate entity.

The non-SoftBrands assets of AremisSoft were sold or disposed of immediately prior to, or as a part of, the bankruptcy proceedings.  Because virtually all of the continuing operations of AremisSoft prior to the spin-off were contained in SoftBrands, from an accounting and financial reporting standpoint, the spin-off of SoftBrands was treated as a “reverse spin-off” so that SoftBrands’ financial statements are presented as if it had spun off AremisSoft.  The operations of AremisSoft that were curtailed as part of the bankruptcy are reflected in our financial statements as discontinued operations.  These transactions, and the events that gave rise to these transactions, are described in more detail below under “Item 7. Certain Relationships and Related Transactions—AremisSoft Corporation.”

Development of Business

Because of the substantial disruption in business operations and damage to credibility caused by the events discussed above, neither our hospitality nor our manufacturing businesses generated significant revenue from product licenses to new customers during the period from June 2001 to August 2002.  We continued to generate recurring revenue from software maintenance of our principal manufacturing software product, were successful in expanding revenues in China, and were successful in continuing development on Demand Stream, a new generation of software for lean manufacturing and other initiatives.  Our management worked during this period to integrate the hospitality operations, which had been aggregated from several recent acquisitions of disparate software products, and to stabilize the principal hospitality product’s code.  Further, our hospitality group worked during this period to complete the early phases of a large custom software development project at a significant new customer.

After the spin-off, and during our fiscal 2003, we worked to reinvigorate sales of new licenses of our manufacturing software, to introduce Demand Stream, and to consolidate and integrate our hospitality operations.  We obtained financing of $20 million in November 2002 that has supported our cash needs.  Our manufacturing operations exceeded planned income levels in fiscal 2003, as we began to generate renewed interest in our core manufacturing product.  Although we acquired a new hospitality product—Medallion—in April 2003, our hospitality operations in fiscal 2003 continued to be plagued by systems and personnel that had never been fully integrated and by software code for new products that did not meet customer expectations.  The custom hospitality software development project noted above was terminated prior to the later phases of the implementation.  Because of these business unit performance issues, we substantially restructured our operations at the end of fiscal 2003, combining several office locations, decreasing staff in hospitality, and combining management of our manufacturing and hospitality operations so that the entire organization functions with greater efficiency.

During the year ended September 30, 2004, we capitalized on steps taken during 2003, entered into an arrangement to provide software to the smaller manufacturing business market with SAP Business One and continued development of the market for our new Demand Stream lean manufacturing product.  In our hospitality operations, we completed new versions of our leading software products that are stable and under consistent development control and obtained renewed support and confidence from major customers.

We believe we have positioned SoftBrands for overall revenue growth in 2005 by capitalizing on our arrangement with SAP Business One and adding marketing strength to further penetrate this market; by providing a technology-leading lean manufacturing solution through Demand Stream; and by introducing to U.S. markets reliable versions of our hospitality products.

MANUFACTURING SOFTWARE OPERATIONS

With approximately 315 employees worldwide, our manufacturing business supports the enterprise information management needs of small- to mid-sized manufacturing companies worldwide. Our manufacturing software business currently generates the majority of our revenue, comprising

$49,137,000, or 71% of our consolidated revenue for the year ended September 30, 2004, $35,050,000 or 65% in the nine-month period ended September 30, 2003 and $51,308,000 or 66% in the year ended December 31, 2002.

Products

We offer ERP software, consulting, implementation, installation and ongoing support to manufacturing customers worldwide.  Our principal products include Fourth Shift, Fourth Shift Edition for SAP Business One, Demand Stream, and evolution.  Each of the products is sold as a separate software system and they are not specifically designed to be dependent upon any of our other software products.  Fourth Shift is designed to work with Microsoft operating systems (Windows NT/XT/2000) and is offered with either a SQL Server database or an mdbs database system.  Fourth Shift Edition for SAP Business One is derived from our Fourth Shift code and consists of some of the modules of that product that have been altered to be closely integrated and function with the SAP Business One product.  Demand Stream is a lean manufacturing product that is also designed to work with Fourth Shift and Microsoft operating systems, but that is not platform dependent and also works with other ERP software systems and databases.  evolution is a software system that was developed completely independent of Fourth Shift by a company acquired by a predecessor, and is not specifically designed to function with our other manufacturing products.  It is a platform independent application which functions with most commonly used operating systems and database management systems.

Fourth Shift.  Fourth Shift, our core manufacturing product, is an enterprise software solution aimed at small- to mid-sized manufacturers.  It is designed to improve the quality, efficiency and speed of a customer’s supply chain, global manufacturing operations, and strategic and tactical business decisions.  Fourth Shift’s comprehensive ERP suite facilitates critical business functions including manufacturing, operations, financials, workflow, e-business, human resources, and customer and supplier relationship management.  Fourth Shift software, which is built on a Microsoft platform, is used by more than 1,500 customers worldwide and is translated into more than a dozen languages. Since the Fourth Shift software was introduced in 1985, we have shipped more than 4,000 systems. We offer our customers more than 50 Fourth Shift modules that we have developed, as well as 15 companion modules that we distribute on behalf of third parties, which may be licensed individually or in combination.  Our typical sale price for an installation of Fourth Shift, including license, training and other up-front services, is approximately $200,000.

Fourth Shift offers an extended enterprise software system to help streamline a manufacturer’s operations, improve efficiency and maximize profitability across the organization. Included in our Fourth Shift offering are:

•                  Enterprise Resource Planning (“ERP”): A set of integrated applications that tie together and streamline business processes and information across a company’s accounting, engineering, manufacturing, order entry, purchasing and shipping operations. This helps customers reduce overall inventory levels while improving cash collection and on-time order shipments.  ERP applications comprise more than 50 modules.

•                  Customer Relationship Management (“CRM”): A fully integrated application that extends the Fourth Shift core ERP system to encompass a company’s sales, marketing and customer service groups. Working with a single set of data helps customers provide more timely and accurate answers to their prospects and customers.  Our CRM system helps manage communications, across multiple channels, with all of a company’s key constituencies: prospects, customers, partners and suppliers.

•                  E-Business: Fourth Shift includes applications that enable Fourth Shift users to collaborate electronically with their customers and suppliers. This improves a customer’s efficiency and increases revenue by reducing out-of-stock and backorder situations, improving order accuracy and reducing order generation costs.  The applications allow a manufacturer’s customers and suppliers to do business with them on the Web, any time of the day or night, which ultimately reduces costs while making the company easier to do business with.  Benefits include improved customer service and the ability to open new channels and gather valuable market information. The e-business tools are fully integrated with the core Fourth Shift enterprise system.

•                  Workflow: The VisiBar and VisiWatch extensions of our Fourth Shift product help track the movement of components and products through the plant from receiving through production, to the warehouse and final shipping. These applications also enable customers to monitor transactions and automatically take action as specified events occur. This improves efficiency through tighter control over inventory with greater accuracy and less manual intervention.

•                  Advanced Planning & Scheduling (“APS”): A planning engine that takes into account production constraints as well as inventory for manufacturing scheduling, to help increase throughput while optimizing the use of production resources. This helps a manufacturer to meet demand with increased efficiency, identify and eliminate production bottlenecks, and meet schedules with less disruption and expediting.

•                  Human Resources Management System: Applications that automate and streamline a company’s human resources functions, including recruitment, hiring, benefits administration, payroll, compliance and employee training. This helps reduce administrative costs, minimize employee turnover, and optimize a manufacturers’ investment in people through more effective recruitment, retention and training.

                Fourth Shift Edition for SAP Business One.  During fiscal 2004, we agreed to a significant joint-initiative with SAP Business One to address the software applications needs of medium-sized manufacturing companies.  Through this arrangement, we are working with SAP to closely integrate several of our Fourth Shift modules with the SAP Business One product.  Most of this integration work is being performed by us, and at our cost.  SAP has appointed us as a distributor so that we may sell both Fourth Shift Edition for SAP Business One and complete SAP Business One systems to our customers and potential customers.  Further, SAP has introduced us to its network of independent resellers for SAP Business One so that we may negotiate individual reseller agreements with some or all of those resellers.  As the largest enterprise application software company in the world, SAP has significant marketing, distribution and name-recognition advantages.  SAP selected SoftBrands as its partner for mid-market manufacturing opportunities.  Not only does this provide access to the distribution capability of SAP and its partners, but it also provides a significant opportunity to sell SoftBrands solutions to the divisions of SAP’s extensive installed base of enterprise customers.

                Fourth Shift Edition for SAP Business One is a set of software applications, based on our core Fourth Shift product, which is being integrated with SAP Business One software.  This product, which will be sold commercially in 2005 by our sales force, as well as channel partners of SAP, is designed to be an affordable solution with relatively full functionality for small- and mid-sized manufacturers.

                The Fourth Shift Edition for SAP Business One will enable emerging companies to streamline their operational and managerial processes with an SAP-centric solution.  Built specially to meet the unique needs of small- and medium-sized businesses, The Fourth Shift Edition for SAP Business One is designed to be implemented quickly. Using Fourth Shift Edition for SAP Business One, customers will be able to access real-time information through a single system containing financial, customer relationship management, manufacturing and management control capabilities.  We are developing Fourth Shift Edition for SAP Business One based on flexible, open technology to make it possible to change and adapt as a business grows.

                Although this product offering has generated significant interest from existing and new customers, its commercial release depends on the continued successful integration of the software code and we do not believe it will be released for sale until mid 2005.

                Demand Stream.  Demand Stream is a lean enterprise automation software system that addresses the emerging market for lean automation.  Demand Stream provides functionality to support the demand-driven factory from the shop floor through the supply chain.  Demand Stream works in tandem with a manufacturing customer’s ERP system and is not dependent on Fourth Shift or any of our other software products.

                Lean manufacturing principles, initially created in the 1980s but now enjoying a resurgence and wider acknowledgement as a leading means of improving manufacturing efficiency, concentrates on constant manufacturing process monitoring and connectivity to suppliers and customers.  It is intended to cause the manufacturing process to provide precisely what customers demand in the way of minimizing interruption because of lack of supply, but at the same time to minimizing raw materials, work in process and finished goods inventory.

We believe “dynamic lean engine” is a revolutionary platform.  Dynamic lean engine drives the Demand Stream software and is designed to automate pull and easily integrate lean processes through the enterprise and supply chain. Key capabilities of the dynamic lean engine include: user-driven rules, which easily accommodate lean practices; always-on agent, which is agent-driven and event-based to continuously monitor and signal lean activities; connector toolkit, an open, two-way integration to allow with efficiency of seamless integration to third-party systems, such as ERP systems, and suppliers through internet connectivity and Web-based portals; and AutoCapture, which streamlines collection of data through bar coding, scanning, scales and other means.

Demand Stream supports production at the rate of a company’s customer demand.  Demand Stream can easily accommodate a company’s lean rules and streamline processes without the added complexity that comes from push-built ERP systems. The demand-driven application areas include: Demand-Driven Factory, Demand-Driven Replenishment and Demand-Driven Supply Chain.

                Demand Stream was introduced in 2001 and currently has approximately 30 customer installations worldwide, primarily in the United States and China.

                evolution.  evolution is a software system designed to serve niche manufacturing markets and is particularly suitable for ‘converter’ manufacturers, such as manufacturers of metals, paper, and fabric producers, where reels, rolls, coils or bundles of raw materials are converted into finished product.  In contrast to Fourth Shift, which is a complete software system sold in standardized form, evolution is designed to allow customers to customize the system to their own unique operations.  Introduced in 1986, evolution is currently used worldwide in approximately 1,000 locations.

                Built on a services oriented architecture (“SOA”), and using business process management (“BPM”) tools to model, design, configure, and implement our customers’ unique functional requirements, evolution allows customers to tailor the application without modifying underlying source code.  The evolution application is a “platform neutral” application, which means that it is available on all common enterprise platforms, including:

•                  Database platform — support for Oracle, Informix and Microsoft SQL2000 database engines.

•                  Server platform —support for HP-UX, Solaris, IBM AIX and Microsoft 2000 Windows Server.

•                  Interface — runs in a “zero client” mode, meaning any browser enabled device can access and work with the evolution applications.

Sales of new licenses for our manufacturing software products totaled $7,438,000 during the year ended September 30, 2004, $5,351,000 during the nine month period ended September 30, 2003 and $7,988,000 in the year ended December 31, 2002, constituting 15%, 15% and 16%, of our overall manufacturing revenue during those periods.

Services

We generate substantial, recurring revenue from software maintenance contracts.  Such revenue comprises over 75% of our consolidated services revenue for the last two fiscal periods,  with professional services comprising the balance.  Our customer support is critical to our customers and we experience annual attrition rates because customers have a strong desire to receive updates and assistance for what are often mission critical systems for them.  Customer support and professional services related to our manufacturing software products totaled $40,014,000 during the year ended September 30, 2004,

$29,026,000 during the nine month period ended September 30, 2003 and $42,226,000 in the year ended December 31, 2002, constituting 81%, 83%, and 82% of our overall manufacturing revenue during those periods.  We offer our manufacturing customers the following services:

Customer Support Program (“CSP”). CSP, our software maintenance service, is our primary service offering for manufacturing software customers. CSP customers pay an annual fee of between 15 to 20 percent of the current list price of the software modules they license.  Included in this annual maintenance contract are software upgrades on a when and if available basis, interim service releases, phone support, web-based self-service offerings (knowledge base and message boards) and web seminars.

Approximately 90% of our manufacturing software customers renew their maintenance contracts annually.  However, the number of customers purchasing the CSP contract has declined in the past several years in the United States, due to less new named accounts to replace attrition.  Despite the lower number of CSP service customers, SoftBrands has been able to keep revenues from manufacturing customers relatively even over the past three years due to incremental revenue from new service offerings and cost of living price increases on our manufacturing software.

                Emergency Support Services.  This service is designed for customers that do not sign an annual maintenance contract. Marketed under the Vital Link (lower functional; maintenance service) and Cardiac Care (emergency service to enable systems to continue operation) service marks, this service is offered only in the United States.

Remote System Administration (“RSA”) and Hosting.  RSA and Hosting are new service offerings where our personnel remotely manage and monitor the ERP application on a client’s network system, or host the server in a secure location.   This allows the IT staff of our customers to focus on strategic issues versus routine system maintenance.  We believe that RSA and Hosting will be an area of growth for SoftBrands in the future. This service is currently offered only in the United States and revenues to date have not been significant.

Remote Upgrade and Consulting Services.   This service offering eliminates the need for onsite upgrades.  It provides enhanced service for customers at a lower cost and is one of our high margin offerings. This service is offered currently only in the United States

Training and Consulting Services.   We also provide training services (web-based, classroom, customer onsite and computer-based) and consulting services to manufacturing software customers.  We offer a fee-based “WebTutor” service, which provides online, recorded how-to lessons for customers on more than 30 subject areas.

We conduct annual customer service surveys, host annual user conferences, implement continuous satisfaction snapshots and employ experienced support consultants in order to enhance and differentiate our service offerings. We also use CRM technology to ensure more responsive, personalized customer service.

It is our objective to increase our service revenue by selling newly developed services to existing customers in the Americas, offering existing service programs developed in the United States to customers in Europe and China and providing support services to new customers that purchase Fourth Shift Edition for SAP Business One and Demand Stream software.

Offices

We maintain the following principal offices for our manufacturing operations:

Location	Functions
Minneapolis, Minnesota	Headquarters for Americas business. Marketing, sales, development, quality assurance and customer support functions.

Bangalore, India	Development and customer support.

Reading, United Kingdom	Headquarters for Europe, Middle East and Africa (“EMEA”) business. Marketing, sales, customer support functions.

Tianjin, China	Headquarters for Asia-Pacific business. Marketing, sales, development and customer support functions.

We also have customer service hubs for the manufacturing business in Mexico City, Mexico; Blackburn, United Kingdom; Mantua, New Jersey; and Johannesburg, South Africa.  Manufacturing sales offices are located in Singapore; Shanghai, Beijing and Guangzhou, China; Johannesburg and Capetown, South Africa; Dublin, Ireland; and Mexico City, Mexico.

We established a worldwide customer support center in Bangalore in 2003 to complement our existing support staff worldwide.  Our objective over the next two years is to migrate much of first-line customer support for English-speaking customers to our Bangalore worldwide support center, with remaining hubs providing second-line customer support and new service offerings. We believe our worldwide support teams will improve value to our customers, improve our operating margins and improve our customers’ and employees’ quality of work life.

Sales and Marketing

We distribute our manufacturing software and services through a combination of direct sales and resellers.  We currently employ 40 direct sales personnel in our manufacturing operations worldwide for which substantially all our revenue is generated.  We also have contracts with approximately 25 resellers and referral partners.  These arrangements currently provide us less than 5% of our annual revenue.  The following table summarizes the principal means of distribution for our manufacturing products by geography:

Product	Distribution
Fourth Shift	Direct sales in the United States, EMEA and China. Resellers in Europe, Japan, Taiwan, Malaysia, Australia and Brazil

Demand Stream	Direct sales in the United States, China and EMEA

Fourth Shift Edition for SAP Business One	Direct sales and resellers in the United States, EMEA and Asia Pacific

evolution	Direct sales in the United States. Direct sales and one primary channel partner in EMEA. Direct sales in Asia Pacific.

We expect to increase the amount of distribution resources devoted to our newest product offering, Fourth Shift Edition for SAP Business One, within the next few years.  We also intend to continue to focus on gaining market share with product replacement sales in mature ERP markets such as the United States and Western Europe, where few new manufacturing plants are being built.

Customer Base

Our manufacturing customers are concentrated in the following industries:  life sciences, machinery, chemical and plastics, automotive, consumer products and electronics. We currently have approximately 2,000 manufacturing customers worldwide.  No single customer has accounted for more than 10% of our revenue during any of the past three fiscal years.  We believe that the life sciences and consumer products sectors represent potential growth markets for our products in the United States.

In the EMEA markets, the Company sees growth potential in Eastern Europe (primarily Czechoslovakia and Poland) and Russia.

In the Asia-Pacific market, the manufacturing sector in China is growing rapidly, we believe we are well positioned to capitalize on this growth.  SoftBrands has had a presence in China since 1989.  Our current manufacturing customers in China are primarily western-based companies with major operations in China.  We also see potential to gain market share with private Chinese enterprises as a result of the Fourth Shift Edition for SAP Business One offering although we will likely need to produce local language versions before we generate substantial sales of Fourth Shift Edition for SAP Business One in China.

Research and Development

We currently employ a staff of 82 computer engineers and programmers in our manufacturing software development department, and have consulting contracts with approximately four independent developers.  Our product development departments for manufacturing are located in the following areas:

Product

Development locations

Fourth Shift	Minneapolis, Minnesota and Tianjin, China

Fourth Shift Edition for SAP Business One	Minneapolis, Minnesota and Tianjin, China

evolution	Blackburn, U.K. and Noida, India

Demand Stream	Minneapolis, Minnesota; Golden, Colorado; and Bangalore, India

Our Fourth Shift development staff focuses on developing new functionality that our customers have indicated they desire and extending the interoperability of Fourth Shift with other software products and new platforms.  We are also currently devoting substantial effort to integrating selected portions of the base Fourth Shift code with SAP Business One for the product that will be released as The Fourth Shift Edition for SAP Business One.  Our evolution development staff is focused on custom programming using the evolution tools to create individualized ERP systems for evolution customers.  Our Demand Stream development staff has created, and continues to create, new software technology that further enhances this new product.

Total manufacturing-related research and development expense was $5,861,000, $3,634,000 and $4,408,000 in the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.

HOSPITALITY SOFTWARE OPERATIONS

With approximately 136 employees worldwide, our hospitality business supports the enterprise information management needs of hotels and resorts with a full a range of software products and services. Our hospitality business generated revenue during the year ended September 30, 2004 of $20,038,000, $18,825,000 during the nine months ended September 30, 2003 and $26,934,000 during the year ended December 31, 2002, constituting 29%, 35% and 34% of our total revenue during those periods.

Products

We provide property management systems (“PMS”) and leisure management systems (“LMS”) to hotels, resorts, spas and health clubs.  We have two primary property management systems, Medallion and PORTfolio.  Our primary leisure management system is RIO.  None of these three products are designed to operate together and each is sold as a separate product to separate markets.  Although PORTfolio and Medallion are both property management systems that could compete with each other, we acquired them at separate times and they have features that appeal to different geographic and hotel markets.  Medallion is more widely used in small to mid-sized hotel chains in continental Europe.  PORTfolio has centralized reservation functionality and is used in the United Kingdom and in English speaking countries for larger hotels and hotel chains.  RIO is designed specifically to serve sites that accommodate the multiple leisure activities of full service resorts, such as fitness centers, spas, golfing, tennis courts and dining.

Medallion.   Medallion is a windows-based property management system designed primarily for medium-service independent hotels and hotel chains worldwide.  Medallion is a fully translated product that can function with character based languages such as those used in China and Japan, and therefore can be sold in many global markets.  It features a single-screen approach to property management and a high number of features. Medallion is one of our key products and we believe it will offer customers of legacy systems an attractive replacement product.  A key feature of Medallion is its “look and book” function that lets a user drag and drop bookings using a graphical representation of their property.  Medallion is designed for hotel staff that has little time for lengthy or sophisticated training.  We believe that Medallion contains virtually all the functionality of a first-class property management system, including: reservations; rate management; guest accounting; city ledger; conferencing and banqueting; group handling; travel agent allocations; guest and company history; integrated rate management; credit card processing; sales and marketing tools; and employee e-mail and task manager.  Medallion is SQL server-based and Microsoft Windows NT/2000/XP-compliant.

Prior to 2003, we were a distributor of Medallion.  We acquired all of the intellectual property rights to this product in May 2003 through the purchase of WinnLodge AG, the Swiss entity that owned those rights.  We paid $711,000 in cash at closing to the three shareholders of WinnLodge, assumed and paid $250,000 of WinnLodge’s indebtedness and issued the shareholders of WinnLodge promissory notes for an additional $804,000 payable in quarterly installments of $67,000 through March 30, 2006.  We provided additional consideration to the WinnLodge shareholders of $250,000, partially in cash at closing and partially in promissory notes, in exchange for non-competition agreements.  Finally, we agreed to make additional contingent payments to the sellers of 10% of Medallion quarterly sales that exceed $670,000, up to a maximum payment of $696,000 through June 30, 2006.  No such payments have been required to date.  To the extent any such payments will be required in the future, they will be capitalized as part of the acquired technology.

We have hired and paid an affiliate of one of the selling shareholders, RekSoft, to assist with further development of Medallion.  RekSoft, a Russian company, is currently paid $25,000 a month in consulting fees to assist with this work.  Since May 2003, with the assistance of RekSoft, we have worked to standardize the offering and increase its appeal to our target markets.

There are currently more than 600 installations of Medallion world wide. We expect to increase our marketing of Medallion in the United States and China during 2005.

PORTfolio.  PORTfolio is a comprehensive client/server hotel system that offers a wide range of functions for both the front- and back-office operations in single-site and multi-property hotels. With PORTfolio’s centralized management system, hotel chains can take advantage of a central reservation system, along with centralized guest and company history, data warehousing and sales ledger.  PORTfolio has many customizable features allowing hotel staff to keep operations flowing from one shift to the next. Staff can easily track reservations, client history, room availability, rate levels, and day-to-day communications with graphically rich screens and easy-to-read menus. Other key features include diary, end-of-day processing, housekeeping, maintenance, accounts receivable and full management reporting.  PORTfolio is Microsoft Windows NT/2000/XP compliant and operates with a Sybase database management system

There are currently approximately 250 installations of PORTfolio, primarily in the United Kingdom, with approximately 30 in the United States.  PORTfolio is a small enterprise solution particularly suited to the characteristics of the hotel market in the United Kingdom.  In North American markets, the product is also sold to timeshare properties using Resorts Solutions Central Reservations Systems software.

RIO.  Our leisure management system, RIO, supports the activities of spas, health clubs and resorts.  RIO is an integrated system that has particular strength in high-end accommodation resorts and spas. We have offered the RIO product for three years.  There are currently approximately 250 installations of RIO worldwide.

                The RIO functionality allows a resort to record the transactions of its customers in a central database, irrespective of where the resort customer transaction is generated.  This allows the resort to have a single source of information for its customers for spa, restaurant, gift shop, classes, special events, golf, tennis and fitness center activities.  This is accomplished through specific modules such as RIO Spa, RIO Retail and RIO Dining.

Legacy Systems.  A large portion of hospitality revenue is derived from maintenance of legacy software systems, primarily IGS Hotel and LANmark.  IGS Hotel operates in a multitasking DOS environment and offers a wide range of functions for both the front- and back-office operations in a hotel. LANmark is a property management product, which operates in multitasking DOS environments and offers many of the same features as IGS Hotel. Our IGS Hotel and LANmark customers have been and continue to be, important customers for us.  They represent legacy software systems that we support and which generate a large portion of our hospitality revenue.

Services

We currently provide customer support for hospitality customers on a geographic basis from locations in the United States, United Kingdom, Belgium and Australia.  We are developing a worldwide customer support center in Bangalore, India through which we expect to provide first-line customer support for hospitality clients on an around-the-clock basis, beginning late in 2005.  Customer support and professional services related to our hospitality software products totaled $16,873,000 during the year ended September 30, 2004, $14,882,000 during the nine month period ended September 30, 2003 and $20,143,000 in the year ended December 31, 2002.  We offer our hospitality customers the following services:

Customer Support Program (“CSP”).  We offer a standardized customer support program (CSP) for all hospitality products.  CSP is a comprehensive, fee-based program designed to help customers obtain the maximum benefit from their business management software.  CSP customers pay an annual fee of 15 to 25 percent of the current list price of the modules licensed. Included with CSP are new product upgrades on a when and if available basis; telephone technical and application support; an electronic bulletin board; and newsletter and application notes.  Updated and enhanced versions of software products are also provided to CSP customers on a when and if available basis as part of the annual fee.

Implementation Services.  We want to make getting started with our products as easy as possible for our customers.  We offer turnkey solutions including hardware and software configuration, testing and installation services provided by our certified engineers.

Education and Consulting.  We provide customized educational experiences to our hospitality customers, delivered by our business consultants, based on the unique configuration requirements of each client.  In addition, we have annual user conferences that give our customers the opportunity to share ideas and learn the “best practices” being employed by thousands of customers world-wide.

Offices

We maintain the following principal offices for our hospitality operations:

Location	Functions
Wichita, Kansas	Headquarters for Americas business. Marketing, sales, product development, quality assurance and customer support functions.
Bangalore, India	Development, quality assurance and customer support.
Reading, United Kingdom	Headquarters for EMEA business. Marketing, sales, customer support functions.
Brussels, Belgium	Marketing, sales, customer support.
Sydney, Australia	Marketing, sales, and customer support functions.

We also have sales offices in Beijing, China; Dublin, Ireland; and Johannesburg and Cape Town, South Africa, as well as distributors worldwide.

 Sales and Marketing

We distribute our hospitality products primarily through a worldwide direct sales organization, except as noted below. We currently employ approximately 10 direct sales personnel in our hospitality operations worldwide, and have contracts with approximately nine resellers.  A direct sales force conducts all our sales in the United States, while we use resellers in Canada and Mexico. In EMEA markets, we have a direct sales force, which accounts for 70% of product sales, and channel partners in Spain, the Netherlands, Scandinavia, Dubai and Russia. In Asia-Pacific, the company uses a direct sales force and channel partners.  Revenue from resellers represents less than 5% of our annual revenue.

Customer Base

Currently, we have a hospitality customer base of approximately 2,500 worldwide.  We believe organic growth in hospitality will come from replacing legacy systems with new products such as Medallion, and winning new-name accounts.

Research and Development

Research and development for hospitality products occurs both in-house and through an agreement with RekSoft, a software development company.  The focus of our current development efforts is primarily on increasing the functionality of Medallion.

 We have made a long-term commitment to software development and coding in India, with the creation of a worldwide development center in Bangalore. Approximately 12 hospitality development staff are located at the Bangalore operation.  This development effort focuses on the PORTfolio and RIO products.

RekSoft, a St. Petersburg, Russia-based company, currently provides core development for Medallion under a contract that expires in 2006.

Total hospitality-related research and development expense was $2,694,000, $2,886,000 and $2,430,000 in the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.

COMPETITION

The market for ERP software is intensely competitive worldwide and price sensitive.  The Company’s manufacturing software products compete for installations in companies with less than $1 billion in revenue.  The U.S. market for ERP solutions for these small to mid-sized companies, sometimes referred to as “tier II and tier III manufacturers,” is characterized by a number of smaller companies, none of which has a significant portion of the market.  We believe that the functionality of many of the product offerings in this market has become similar and that the U.S. portion of the market has become mature and largely saturated by existing vendors.  Competition in the U.S. market has become particularly acute, and the market has shown reduced growth since 2000.  EMEA and Asia-Pacific markets are less saturated and stronger growth opportunities exist.

SoftBrands manufacturing products compete worldwide based on reputation, quality, reliability and service offerings.  Key competitors for Fourth Shift include Mapics, Epicor, QAD, SYSPRO, Microsoft, Oracle, PeopleSoft and Infor Global Solutions. Key competitors for Demand Stream include QAD, Oracle, PeopleSoft, Lilly, Pelion Systems and Exemplary. SoftBrands’ evolution product competes with vendors of financial and enterprise management products from a number of suppliers, including QAD, JD Edwards, Oracle, IFS, Mapics, Intentia, Glovia and Baan.

We believe our Fourth Shift product competes favorably with the products offered by these competitors on the basis of its design for Windows and SQL Server functionality and optimization, its depth of functionality, its stability and reputation for dependability, and its international currency and language compatibility. We believe that Demand Stream is among the most technologically advanced product offerings for lean manufacturing and competes favorably with these competitors on that basis. Our evolution product competes primarily in niche markets, such as converter manufacturing, where it has engendered a reputation as a product that can be customized to meet the unique and varied needs of customers in those markets.

The enterprise software market for the hotel and resort category is highly competitive and highly fragmented.  SoftBrands hospitality products experience competition from a wide range of competitors.  The PMS products compete primarily with Micros-Fidelios, HIS and Springer Miller.  In leisure management, our products primarily compete with Springer Miller.  These products compete primarily on the basis of functionality and integration capabilities

INTELLECTUAL PROPERTY

We have registered a total of 35 trademarks for software services and products with the United States Patent and Trademark Office and with the equivalent offices of most foreign countries in which we do business.  We have also registered the copyright on previous versions of our Fourth Shift software products and may register future versions.

We regard our software as proprietary and retain title to and ownership of the software we develop.  We attempt to protect our rights in the software primarily through trade secrets.  We have not published the source code of most of our software products and require employees and other third-parties who have access to the source code, and other trade secret information, to sign confidentiality and nondisclosure agreements acknowledging our ownership and the nature of these materials as our trade secrets.

Despite these precautions, it may be possible for unauthorized parties to copy or reverse-engineer portions of our products.  While our competitive position could be threatened by disclosure or reverse engineering of our proprietary information, we believe that copyright and trademark protection are less important than other factors such as the knowledge, ability and experience of our personnel, name recognition and ongoing product development and support.

Our software products are licensed to end users under a perpetual, nontransferable, nonexclusive license that stipulates which modules can be used and how many concurrent users may use them.  We rely primarily on “shrink wrap” or “click through” licenses for the protection of our products.  These license agreements are either printed in the packaging of our software or appear in an installation screen for our software and must be reviewed and acknowledged before the software is used.  These forms of licenses typically are not signed by the licensee and may be more difficult to enforce than signed agreements in some jurisdictions.

Although our products have never been the subject of an infringement claim, we cannot assure that third parties will not assert infringement claims against us in the future or that any such assertion will not require us to enter into royalty arrangements or result in costly litigation.

EMPLOYMENT

We have 525 employees and have contracts with approximately 20 consultants who devote a substantial amount of time to our affairs.  Our manufacturing business employs approximately 315 people worldwide, with 116 employees in the Americas; 68 in EMEA; 91 in Asia-Pacific; and 40 in India.  Our hospitality business employs 136 people worldwide, with 48 employees in the Americas; 54 in EMEA; 22 in Asia-Pacific; and 12 in India.  We also employ 36 persons in administration and management positions and 38 persons in finance.  None of our employees are represented by a labor union and we believe our employee relations are good.

Employment in manufacturing is expected to grow slightly, primarily in the Company’s China and India locations.  Employee levels in customer service are expected to remain stable in the U.S. because of the development of new service offerings, which will offset the migration of first-line support services to India.

In India, hospitality employment is expected to increase slightly in 2005 in the worldwide customer support center and in the development and quality assurance organizations.  Employment in certain regions is expected to decline as first-line customer support is centralized at the worldwide customer support center.

Financial Information About Geographic Areas

For financial information about the amount of revenue we generated from, and the long-lived assets we maintained in, countries other than the United States, see Note 13 to our Consolidated Financial Statements filed as part of Item 13 of this Form 10.

ITEM 2.                  FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Form 10.  The selected consolidated balance sheet data as of September 30, 2004, September 30, 2003 and December 31, 2002 and the selected consolidated statements of operations data for the year ended September 30, 2004, the nine-month period ended September 30, 2003, and the year ended December 31, 2002 have been derived from our audited consolidated financial statements.  Audited consolidated financial statements for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, are included elsewhere in this registration statement.  The unaudited financial statement data for 2001 and 2000 is presented on a carve-out basis reflecting the operations of SoftBrands as a subsidiary of AremisSoft, and as with the data for 2004, 2003 and 2002 below, does not include the accounts of those AremisSoft subsidiaries operated apart from the continuing business.  Historical results are not necessarily indicative of the results to be expected in the future.  See Item 1 (“Business”) of this document for a detailed description and history of the company.

(in thousands, except per share data)	Year Ended September 30, 2004	Nine-Month Period Ended September 30, 2003	Years Ended December 31,
			2002 (3)	2001 (3) (unaudited)	2000 (unaudited)

Consolidated Statements of Operations Data:

Total revenue	$69,175	$53,875	$78,242	$67,674	$18,057

Loss from continuing operations (1) (4)	$(8,807)	$(14,001)	$(2,110)	$(43,561)	$(2,386)

Loss from continuing operations per share - basic and diluted (4)	$(0.22)	$(0.35)	$(0.05)	$(1.09)	$(0.06)

Weighted average basic and diluted shares outstanding (2)	40,015	40,000	40,000	40,000	40,000

Consolidated Balance Sheet Data:

Total assets	$52,451	$59,126	$72,768	$57,950	$21,101

Long-term debt and capital lease obligations (excluding portions due within one year)	$17,675	$17,593	$17,331	$1,245	$30

Notes:

(1)                 The 2001 loss from continuing operations includes impairment charges to goodwill of $22,300,000 and other intangible assets of $1,165,000.

(2)                 Earnings per share for 2002, 2001 and 2000 is presented on a carve-out basis; therefore, the weighted average shares outstanding reflect the number of shares issued upon the formation of SoftBrands, Inc., which was 40,000,000.

(3)                 The following acquisitions in 2001 and 2000 account for the significant increase in operations and assets - Fourth Shift Corporation and Rio Systems International, Inc. in 2001, and Verso Technologies, Inc. (formerly Eltrax Systems, Inc.) in 2000.  The Fourth Shift acquisition was completed in April 2001.  The presence of a full year of operations in 2002 accounts for most of the increase in operations for that year.

(4)                 Loss from continuing operations and basic and diluted loss per share for 2001 and 2000, assuming we would have adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and excluded goodwill amortization, would have been $(35,717), $(0.89) per share and $(1,860), $(0.05) per share, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes, which are included elsewhere in this Form 10.  This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in more detail at the beginning of this Form 10.  We undertake no obligation to update any information in our forward-looking statements.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America.  We are required to make estimates and judgments in preparing the financial statements that affect the reported amounts of our assets, liabilities, revenue and expenses.  We base our estimates on our historical experience and on various other assumptions that we believe are reasonable under the circumstances.  If our assumptions prove inaccurate or if our future results are not consistent with our historical experience, we may be required to make adjustments in our policies that affect our reported results.  Our most critical accounting policies and estimates include: (a) the manner and basis upon which we record revenue, (b) the way we account for income taxes, (c) the valuation of accounts receivable, (d) the valuation of goodwill and intangibles, and (e) restructuring charges.  We also have other key accounting policies that are less subjective and, therefore, their application would not have a material impact on our reported results of operations.  The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition.  Revenue recognition rules for software companies are very complex.  We follow specific and detailed guidelines in determining the proper amount of revenue to be recorded; however, certain judgments affect the application of our revenue recognition policy.  Revenue results can be difficult to predict and any shortfall of revenue or delay in recognizing revenue could cause our quarterly operating results to vary significantly.  Our revenue recognition policy is more fully described in Note 2 of our Notes to Consolidated Financial Statements, while below summary describes the more judgmental areas of our revenue recognition.

We generate revenue primarily from sale of licenses to our software under perpetual license agreements, from sale of software maintenance or “customer support” for that software, from sale of services related to the software, and in some instances from sale of related hardware. In many cases in which we sell a software license, we also sell customer support services, implementation services and hardware.  We generally recognize software license revenue when we ship product to a customer.  In order to do so, we must make a determination that the software license fees are fixed or determinable, that the shipment is not contingent on customer acceptance or on the delivery of any other element of services or products we provide, and that it is likely that we will collect the license fees.  We must also charge separately for each element of the sales price that is not delivered with the license and these elements can not be essential to the performance of the software in order for revenue to be recognized up-front.   We document our sales with contracts or purchase orders that make it clear that the purchase of the software license is not contingent or conditioned on the delivery of another element.  Although we anticipate that our controls over contract preparation and review are adequate to avoid these revenue issues, if we fail to properly document sales, or if the objective evidence of the value of the other elements in a multi-element contract change, we might be required to record less, or even no, revenue on shipment of products.

Where the services we provide are essential to the functionality of the software or another element of a contract, such as where we conduct custom software development as part of a software license sale, we recognize all related revenue based on the percentage-of-completion of the contracted services—normally measured based on the number of total hours of services performed compared to an estimate of the total hours to be incurred.  Significant judgments and estimates related to the use of percentage-of-completion accounting include whether the services being provided are essential to the functionality of the software or another element of a contract and whether we have the ability to estimate the total service hours to be performed.  For example, we used the percentage-of-completion method to record revenue on a large hospitality development agreement under which we had identifiable contractual obligations which we believed we could fulfill and we had the ability to reasonably estimate.  Nevertheless, as we were completing the first development phase of the contract, we encountered performance issues and the customer disputed whether we satisfied the contractual requirements.  In 2002, we recorded additional expense  and a loss accrual of approximately $700,000 based on additional estimated costs to be incurred. In 2003, we incurred $400,000 of additional costs, and the customer refused to pay for portions of the contract we had completed, resulting in reversal of approximately $1.5 million of revenue. During these periods, we appropriately monitored and adjusted our estimates and assumptions regarding revenue recognition for this contract.  The contract was terminated in 2003 and our final obligations were fulfilled by early 2004.  We do not anticipate entering into a significant number of arrangements in the future where the provision of services that are essential to the functionality of our software is required.

Deferred Tax Assets.  We currently have net deferred tax assets of $20,346,000 consisting of net operating loss carry forwards, tax credit carry forwards and temporary differences between taxable income on our tax returns and income before income taxes under U.S. generally accepted accounting principals. A deferred tax asset generally represents future tax benefits to be received when these carry forwards can be applied against future taxable income or when expenses previously reported in our financial statements become deductible for income tax purposes.  We have, however, recorded a valuation allowance against the full amount of our net deferred tax assets.  Our decision to record this valuation allowance was based on our cumulative losses incurred. We will continue to assess the realizability of our deferred tax assets and the need for this valuation allowance based on SFAS No. 109, Accounting for Income Taxes. We expect to continue to provide a full valuation allowance until, or unless, we can sustain a level of profitability that demonstrates our ability to utilize these assets. At that time, the valuation allowance will be reassessed and could be reduced in part or in total. As more fully described in our MD&A on income taxes and in the “Valuation  of Goodwill and Intangibles” section below, the majority of our deferred tax assets were fully reserved when acquired and as such, we will have tax expense even before any reversal of the overall valuation allowance.

Valuation of Accounts Receivable.  We maintain an allowance for doubtful accounts, which covers receivables that might not be collectible in an amount we estimate is sufficient to provide adequate protection against losses resulting from extending credit to our customers.  In determining the size of the allowance, we consider the need for specific customer reserves and then compute a general reserve based on applying a percentage to the aging of our receivables.  The identification of specific customer reserves and the determination of the appropriate percentage to apply to our receivables involve a number of factors, including our historical bad debt experience and the general economic environment.  A considerable amount of judgment is required in assessing these factors.  If the factors used in determining the allowance do not reflect future performance, then a change in the allowance for doubtful accounts would be necessary.  To the extent we conclude the allowance is not adequate, we take a provision, which is included in our general and administrative expense during the quarter we make the determination.

  Our allowance has been materially accurate in the past and we have not made significant changes to our methodology for estimating the allowance for doubtful accounts.  However, it is possible that factors affecting our ability to collect from customers may change in the future, including market related changes in our industry that may affect the ability of customers to pay.  Such changes could require us to adjust our reserve methodology.

Valuation of Goodwill and Intangibles.  We had a balance of goodwill of $22,947,000 and net intangible assets of $7,917,000 at September 30, 2004. These balances could be reduced by up to $15,000,000 if the deferred tax valuation allowance related to the acquisition of Fourth Shift is reversed. The recording of this adjustment is subject to judgment and management’s determination of the realizability of loss carry forwards obtained in the Fourth Shift acquisition.  In addition, we are required to reduce the carrying value of identifiable intangibles and related goodwill to the extent it may not be recoverable.  We assess the potential for impairment of goodwill annually and the impairment of identifiable intangibles and related goodwill whenever events or changes in circumstances indicate the carrying value may not be recoverable.  Factors we consider important that could trigger an impairment review include the following:

•                                 significant under-performance relative to expected historical or projected future operating results;

•                                 significant changes in the manner of use of the acquired assets or our overall business strategy;

•                                 significant negative industry or economic trends; and

•                                 significant decline in our stock price for a sustained period and our market capitalization relative to net book value.

The evaluation of asset impairments requires us to make assumptions about future cash flows over the lives of the reporting units or assets being evaluated, such as the appropriate discount rate and terminal value.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

For example, we changed the manner in which we used our hospitality assets when we restructured our operations in September 2003, because we made the strategic decision to discontinue certain product development projects and deemphasize the sale of certain of our existing hospitality products.  As a result we assessed the capitalized intangible assets related to these projects and products and recorded a total impairment charge of $2,498,000.

If we were to determine that the carrying value of intangibles and goodwill might not be recoverable, we would reduce the carrying value to its fair value.  The reduction, if any, could significantly impact our results of operations during the period in which the impairments occur.

Restructuring related charges.  When we close or restructure a substantial part of our operations we accrue the fair value of the one-time termination benefits we expect to incur in reducing employee headcount in the period in which the plan is communicated and the other criteria of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, are met.  Costs related to excess leased office space from which we are no longer deriving economic benefit are recognized at fair value at the time we cease using the leased space.  Other contract termination costs are recognized at fair value when we actually terminate the contract in accordance with its terms.  Other costs associated with exit activities are accrued as of the date the liability is incurred.  We estimate the amounts of these costs based on our expectations at the time the charges are taken, and we reevaluate the remaining accruals at each reporting date based on current facts and circumstances.  If our estimates or expectations change because we are subjected to contractual obligations or negotiations we did not anticipate, we choose to further restructure our operations, or there are other costs we did not foresee, we adjust the restructuring accruals in the period that our estimates change.  Such changes are recorded as increases or decreases to the restructuring related charges in our statements of operations.  For example, during 2004, we made changes to how we were utilizing certain leased facilities, including leased space that was vacated and accrued under previous restructurings.  These changes resulted in the reversal of $991,000 of previously recorded restructuring charges during the year ended September 30, 2004.  At September 30, 2004, we have an accrued restructuring liability remaining of $1.2 million, including $748,000 for remaining lease obligations.  While we are not aware of any known changes in the future, we are continuing to negotiate with the related lessors and are attempting to terminate our contractual obligations at favorable terms.  If successful, we may be required  to further reverse previously recorded restructuring charges.

Results of Operations

Overview.  In addition to world events and economic changes that have affected our industry generally, our operations during the three fiscal years 2002, 2003 and 2004 have been significantly affected by events specific to SoftBrands.  We were a subsidiary of AremisSoft until August 2002, and AremisSoft is considered our predecessor for accounting purposes.  Because of significantly overstated revenue and what the SEC has characterized as “massive fraud and insider trading” by its former officers, AremisSoft was embroiled in litigation in early 2002 that caused it to file for protection under Chapter 11 of the United States Bankruptcy Code in March 2002 and to spin-off SoftBrands at the August 2, 2002 the effective date of the plan of reorganization resulting from that bankruptcy.  During the period prior to being separated from AremisSoft and to a lesser extent for a considerable period afterward, we were occupied with restructuring our operations, resolving the legal implications of AremisSoft’s actions, and integrating the various disparate operations that we retained from AremisSoft.  As part of this restructuring, we started a process of implementing more consistent financial controls across our operations during late 2002.  Accordingly, the year ended December 31, 2002, was characterized by large amounts of management time dedicated to this reorganization, substantial effort to obtain financing to continue to fund our cash needs, and considerable hesitancy in our market to purchase product from, or deal with, a company associated with these events.  It was also characterized by difficult negotiations with our customers to maintain existing contractual relationships, including a contract for custom software development with a large customer in the hospitality industry.  Added to these internally generated issues, the events of September 11, 2001, and the SARS epidemic the following winter severely affected the hospitality industry and compounded our difficulty with new sales in that segment of our operations.  The recent disaster in the Indian Ocean region could have a similar impact upon both the manufacturing and hospitality markets in the Asia-Pacific region.

We changed our fiscal year end to September during the 2003 calendar year in order to more closely align our fiscal periods to the point in time we separated from AremisSoft.  Fiscal 2003 is a nine-month period from January 1 to September 30, 2003.

During the nine months ended September 30, 2003, we used some of the proceeds we had obtained from a $20 million debt financing completed in November 2002 to expand the development and marketing efforts of our hospitality operations and to continue development of the Demand Stream product.  We added management personnel in hospitality and attempted to capitalize on the large and reliable base of maintenance revenue in our manufacturing operations.  We devoted substantial resources during late 2002 and early 2003 to the custom software development contract with the large hospitality customer.  This contract was initially expected to result in a significant two- to three-year revenue stream and to be the source of our next-generation hospitality software offering.  The project experienced issues and delays in its completion, as well as various technical issues, resulting in increased costs and continued management distraction in our hospitality operations.  We recognized approximately $2,000,000 of revenue from this contract in 2002.  By the end of 2002, delays were starting to mount and we recorded an accrual to fully reserve for the then estimated loss on the contract.  As a result, we recorded a net contract loss of approximately $700,000 under this arrangement in 2002, which directly impacted gross margins. The project continued to suffer delays in 2003, and we began to record revenue only for those services for which we collected cash.  As a result, we recognized approximately $400,000 of revenue for the nine months ended September 30, 2003 and costs of approximately $1,900,000 for an additional contract loss of $1,500,000, also affecting gross margins.  The contract was terminated in 2003 and final obligations were fulfilled early in 2004.

The negative impact of this contract, combined with the demands of integrating several hospitality operations and rationalizing software code that had been developed in multiple operations, and the continuing negative effects of the SARS epidemic on the hospitality software market, led us to realize that our hospitality division’s aggressive growth plan and new product strategy required more financial resources than the business case warranted.  By the end of September 2003, we decided to substantially restructure our operations, particularly in our hospitality business in order to return to positive cash flow.  We integrated the administrative functions of the two reportable segments, reduced personnel, office locations and commitments in September 2003 and recorded a $2,036,000 restructuring charge as a result.  Additionally, impairment charges were recorded in 2003 to write down the carrying value of certain hospitality intangible assets and we deferred or cancelled software development projects.  Because we had built infrastructure in anticipation of further expansion before revenue was realized, and then decided to cut expense, we recorded a significant net loss in the nine month period ended September 30, 2003.

In the fiscal year ended September 30, 2004, we capitalized on various strategic steps taken during 2003 to renew growth in new license sales of the Fourth Shift and other core manufacturing products, agreed to a significant joint initiative to develop software for medium-sized manufacturing concerns as part of the SAP Business One product suite, and continued development of the market for our new Demand Stream lean manufacturing product.  In our hospitality operations, following the restructuring announced on September 30, 2003, we completed new versions of our leading software products and obtained renewed support and confidence from major customers.  An additional restructuring charge of $723,000 was recorded in 2004 for costs associated with the completion of the restructuring plan announced in September 2003.  We also recorded a net restructuring charge of $227,000 in 2004 for further facilities consolidation and adjustment of previous lease-related reserves.  We also devoted more internal resources during the fiscal year ended September 30, 2004 to strengthening our internal controls.  We focused during 2004 on (a) centralizing accounting functions (b) improving income tax accounting (c) strengthening oversight of international operations (d) increasing the speed at which, and the accuracy with which, we close our books and (e) improving our information technology function.

Although we expect several of these initiatives to benefit future operations, we expect that growth in 2005 will substantially depend on the timely completion and integration of the Fourth Shift Edition for SAP Business One product and our success in generating increased interest in Demand Stream and Medallion.

Period Comparisons — 2004 Compared to 2003

In September 2003, we changed our fiscal year end from December 31 to September 30.  All comparisons of operating results for the year ended September 30, 2004 (audited) to the nine-month period ended September 30, 2003 (audited) are affected by the difference in the number of months in each period.  Therefore, in our MD&A, we will first discuss our analysis for these periods of differing lengths by discussing the amounts as a percentage of total revenues or gross margin, as applicable, to make the comparisons more meaningful.  Following that analysis, we will then discuss in more detail our results for the year ended September 30, 2004 (audited) to the more comparable year ended September 30, 2003 (unaudited), which includes our audited results for the nine-month period ended September 30, 2003 plus our unaudited results for the quarter ended December 31, 2002.

The following table presents the results for the year ended September 30, 2004, the comparable year ended September 30, 2003 and the nine-month period ended September 30, 2003, with percentages of total revenue shown where meaningful:

	Year Ended September 30,				Nine-Month Period Ended September 30, 2003
	2004		2003 (unaudited)
(in thousands)
		% of Total Revenue		% of Total Revenue		% of Total Revenue
Revenue:
Software licenses	$9,094	13.1%	$10,037	13.8%	$7,676	14.2%
Maintenance	44,054	63.7%	43,905	60.3%	32,854	61.0%
Professional services	12,833	18.6%	15,714	21.6%	11,054	20.5%
Third-party software and hardware	3,194	4.6%	3,126	4.3%	2,291	4.3%
Total revenue	69,175	100.0%	72,782	100.0%	53,875	100.0%

Cost of revenues:
Software licenses	5,107	7.4%	7,362	10.1%	6,350	11.8%
Maintenance	14,596	21.1%	14,156	19.4%	10,471	19.4%
Professional services	10,691	15.5%	18,365	25.2%	12,400	23.0%
Third-party software and hardware	2,387	3.5%	2,114	2.9%	1,646	3.1%
To1tal cost of revenues	32,781	47.4%	41,997	57.7%	30,867	57.3%

Gross profit	36,394	52.6%	30,785	42.3%	23,008	42.7%

Operating expenses
Selling, general and administrative	26,565	38.4%	32,717	45.0%	25,061	46.5%
Research and product development	8,555	12.4%	8,285	11.4%	6,520	12.1%
Restructuring related charges	950	1.4%	2,802	3.8%	2,254	4.2%

Total operating expenses	36,070	52.1%	43,804	60.2%	33,835	62.8%

Operating income (loss)	324	0.5%	(13,019)	(17.9)%	(10,827)	(20.1)%

Interest expense	(4,146)		(3,004)		(2,612)
Change in value of mandatorily redeemable common stock warrant and loss on exchange	(4,936)		(256)		(457)
Other income, net	181		468		445

Loss from continuing operations before provision for income taxes	(8,577)		(15,811)		(13,451)

Provision for income taxes	230		635		550

Loss from continuing operations	(8,807)		(16,446)		(14,001)

Income from discontinued operations	2,339

Net loss	$(6,468)		$(16,446)		$(14,001)

Total Revenue.   Total revenue was $69,175,000 for the fiscal year ended September 30, 2004, compared to $72,782,000 for the comparable year in 2003, a decrease of 5.0%. Total revenue was $53,875,000 for the nine-month period ended September 30, 2003.  While we started to see improvement in manufacturing revenues, our hospitality revenues decreased as we undertook the restructuring of this business.  Revenue from our manufacturing group was $49,137,000 in fiscal 2004, an increase of $1,981,000, or 4.2% from the $47,156,000 generated in the comparable year ended September 30, 2003.  The increase in manufacturing revenue is due to primarily to increased maintenance revenue.  Revenue from our hospitality group was $20,038,000 in fiscal 2004, down $5,588,000, or 21.8%, from the $25,626,000 achieved in the comparable year ended September 30, 2003.  The drop in hospitality revenue reflects an increased focus on serving existing customers and a sizeable reduction in the sales force and related marketing activities following the hospitality restructuring announced in September 2003.

Software License Revenue.   Software license revenue represents fees paid by our customers for the right to use our software under perpetual licenses.  License revenue was $9,094,000 for the year ended September 30, 2004, which represented 13.1% of total revenue, compared to $7,676,000 for the nine-month period ended September 30, 2003, which represented 14.2% of total revenue.  The percentages of total revenue are generally consistent from period to period, with the slight decrease resulting from modest growth in our manufacturing segment offset by continued difficulty in selling new licenses in our hospitality business.

License revenue was $9,094,000 for the year ended September 30, 2004, compared to $10,037,000 for the comparable year ended September 30, 2003.  This decrease of $943,000, or 9.4%, resulted primarily from decreased license sales in our hospitality segment.  In our manufacturing segment, license revenue was $7,438,000 during the year ended September 30, 2004, compared to $6,959,000 for the comparable year ended September 30, 2003, resulting in a $479,000, or 6.9%, increase.  Growth in our manufacturing software license revenue resumed in the US, where our Fourth Shift product is a well established  ERP solution, and through newly introduced Demand Stream sales.  In our hospitality segment, license revenue was $1,656,000 during the year ended September 30, 2004, compared to $3,078,000 for the comparable year ended September 30, 2003, resulting in a $1,422,000, or 46.2%, decrease.  This decrease was caused by our decision in September 2003 to decrease the emphasis of our sales efforts on the sale of licenses to new customers and to increase our efforts to serve existing customers as we worked to stabilize the software code we were providing.

We expect fiscal 2005 software license revenue to increase over the level achieved in fiscal 2004.  In addition to our expected continued success from our Demand Stream product line and our renewed marketing efforts for recently improved hospitality products, a new source of license revenue is expected in fiscal 2005 from the introduction of Fourth Shift Edition for SAP Business One for SAP Business One.

Maintenance Revenue.   We receive maintenance revenue from our customers for the right to receive both web-based and phone-based customer support and for the right to receive periodic software upgrades from us on a when and if available basis.  Our customers generally enter into annual contracts with us to receive such support.  Periodically, we offer multi-year support programs.  Maintenance revenue was $44,054,000 for the year ended September 30, 2004, which represented 63.7% of total revenue, compared to $32,854,000 for the nine-month period ended September 30, 2003, which represented 61.0% of total revenue.  The percentages of total revenue are generally consistent from period to period, with the increase primarily resulting from our hospitality segment’s decrease in license and professional services revenue from period to period and the overall decrease in third-party software and hardware revenues in fiscal 2004.

Maintenance revenues of $44,054,000 in the year ended September 30, 2004, were basically flat compared to the $43,905,000 generated in the comparable year ended September 30, 2003.  This reflects an increase of only $149,000, or 0.3%.  Maintenance revenue in our manufacturing business segment was $29,750,000 during the year ended September 30, 2004, compared to $28,555,000 for the comparable year ended September 30, 2003, resulting in a $1,195,000, or 4.2%, increase.  These steady results are consistent with the increase achieved in software license revenue and reflect the continued high renewal rates from our customer base.  Maintenance revenue for the hospitality business was $14,304,000 during the year ended September 30, 2004, compared to $15,350,000 for the comparable year ended September 30, 2003, resulting in a $1,046,000, or 6.8%, decrease.  Following the restructuring and reorganization announced in September 2003, overall revenues for hospitality decreased significantly as we made the decision to focus on serving existing customers.  This meant fewer new customers to offset the normal attrition of our hospitality maintenance base.

Professional Services Revenue.  Our professional services revenue includes fees for training, consulting, installation and project management.  Nearly all of our professional services are provided to customers of our software products.  Our overall professional services revenue was $12,833,000 for the year ended September 30, 2004, which represented 18.6% of total revenue, compared to $11,054,000, or 20.5% of total revenue, during the nine-month period ended September 30, 2003.  These percentages of total revenue are consistent from period to period.

Professional services revenue was $12,833,000 for the year ended September 30, 2004, a decrease of $2,881,000, or 18.3% from the $15,714,000 generated during the comparable year ended September 30, 2003.  In the manufacturing segment, professional services revenue was $10,264,000 during the year ended September 30, 2004, a decrease of $491,000, or 4.6% over the $10,755,000 for the comparable year ended September 30, 2003.  Typically there is a correlation between professional services revenue and software licenses.  Although there are fluctuations in timing and range of follow-on services, we historically experienced significant professional services revenue in the three- to nine-month period following delivery of software.  For the hospitality segment, professional services revenue was $2,569,000 during the year ended September 30, 2004, a decrease of $2,390,000, or 48.2%, from the $4,959,000 during the comparable year ended September 30, 2003.  This significant decrease is also due in large part to a sharp drop in software license revenue during the same period.  In addition, the large, one-time custom development project discussed in the “Overview” section above resulted in $400,000 of professional services revenue in the 2003 period and no revenue in fiscal 2004. Our expectation for increased license revenue in fiscal 2005 gives us reason to believe that there will be an increase in professional services revenue in the next year.

Third-Party Software and Hardware Revenue.  We derive third-party software and hardware revenue primarily from the resale of third-party software licenses (often software applications that are complementary to our products) and hardware.  These complementary applications have been integrated to function with our software and extend the functionality of our software offerings, while third-party hardware allows us to offer our customers a turnkey solution.  Sales of third-party software and hardware are often made simultaneously with the licensing of our own software.  Third-party software and hardware revenue for the year ended September 30, 2004 was $3,194,000, which represented 4.6% of total revenue, compared to $2,291,000, or 4.3% of total revenue, in the nine-month period ended September 30, 2003.  Third party software and hardware sales are variable and depend on the size of the software license sale that they accompany, the degree to which the sale is for a new as opposed to replacement implementation, the particular software product that is being sold, and several other factors. The increase as a percentage of revenue is not significant given the variability of these revenues.

Third-party software and hardware revenue was $3,194,000 in the year ended September 30, 2004, compared to $3,126,000 in the comparable year ended September 30, 2003, an increase of $68,000, or 2.2%. In the manufacturing segment, third-party software and hardware revenue was $1,685,000 for the year ended September 30, 2004 compared to $887,000 in the comparable year ended September 30, 2003, an increase of $798,000 or 90.0%.  In the hospitality segment, third-party software and hardware revenue was $1,509,000 for the year ended September 30, 2004 and $2,239,000 for the comparable year ended September 30, 2003, a decrease of $730,000 or 32.6%.  The hospitality revenue decrease is a result of reduced efforts to obtain new customers while focusing attention on existing customers.

Total Cost of Revenues.  The cost of providing our solutions is composed of two elements:  the cost of our software licenses and the cost of our maintenance, professional services, and support services.

The cost of our software licenses consists primarily of the amortization of acquired software, the amortization of capitalized costs for internally developed software, and the cost of third-party software embedded in some of our products.  The cost of our software license revenues varies based on several factors, including:

•                                Amount of amortization of acquired software and internally developed capitalized software; and

•                                Mix of software licenses included in a sale.

The cost of maintenance and professional services consists primarily of labor costs and related overhead for the implementation, installation, training, application support and maintenance of our solution.  The cost of maintenance and professional services varies based on several factors, including:

•                                Productivity and skill level of our professional services team;

•                                Costs associated with the use of outside contractors;

•                                Unique aspects of a customer’s technical environment; and

•                                Overall scope, scale, and complexity of a project.

Our total cost of revenues was $32,781,000 for the year ended September 30, 2004 in contrast to $30,867,000 for the nine-month period ended September 30, 2003.  This resulted in gross margins of 52.6% in the year ended September 30, 2004 compared to 42.7% in the nine-month period ended September 30, 2003.  Total cost of revenues was $41,997,000 for the comparable year ended September 30, 2003, resulting in a 42.3% gross margin.  The increase in gross margin in the 2004 period over both the as reported 2003 period and the comparable 2003 period is due principally to structural changes and headcount reductions made in our services organizations, allowing them to effectively serve our customer base with less staff and less associated costs.  A portion of the decrease in hospitality professional services costs was associated with the large custom software contract which was terminated in 2003 (see discussion in the “Overview” section above).  Another significant factor in the improvement of fiscal 2004 over the 2003 periods was the $2,498,000 of charges taken in September 2003 related to the impairment of purchased and developed software in the hospitality group.  The overall increase in gross margin in fiscal 2004 compared to the 2003 periods was the most significant factor in the improvement of overall profitability when comparing the periods.

  The impairment charges were primarily recorded to reduce intangible asset carrying values for several product development initiatives and for products with reduced sales and marketing support resulting from our September 2003 restructuring.  In particular, we terminated development on a catering management product and wrote off the entire capitalized balance of $705,000; shelved development for an internet connectivity product and wrote off the entire capitalized balance of $440,000; terminated plans to develop extended functionality for our golf reservation product and revised downward our sales expectations from that product, resulting in the write off of the entire capitalized balance of $366,000; and revised downward our near term revenue expectations from our Medallion product, resulting in an $896,000 impairment charge against the acquired technology value of $1.9 million.  The fair value of the Medallion acquired technology was estimated using discounted expected cash flows over the expected life of the technology.  We do not have any current plans to renew development of the catering management product or the extended functionality of the golf reservation system, but may resume development of the internet connectivity product if we conclude there is a market for that product.  We continue to support the existing golf reservation system and to actively market the Medallion product.  During 2004, we changed our marketing strategy with respect to the Medallion product, and in January 2005 we released a new version of this product.  We anticipate increased customer response and market interest in this product in the future.

In the manufacturing segment of our business, the cost of revenues was $21,210,000 for the year September 30, 2004, an increase of $1,111,000, or 5.5%, from the $20,099,000 for the comparable year ended September 30, 2003.  Our gross margin was consistent at 56.8% for the year ended September 30, 2004 and 57.4% for the comparable year ended September 30, 2003.  In the hospitality segment, the cost of revenues was $11,571,000 for year ended September 30, 2004 and $21,898,000 for the comparable year ended September 30, 2003, a decrease of $10,327,000 or 47.2%.  Hospitality gross margin was 42.3% for fiscal 2004 compared to 14.5% in the comparable year ended September 30, 2003.  Of this $10,327,000 change, 17.4% was the direct or indirect result of impairments taken in connection with the restructuring of the hospitality business in 2003, 54.8% resulted from the benefits of the increased emphasis on profitability in the hospitality segment, and 27.8% was due to the increased costs associated with the custom software development project that was terminated in 2003.  We will continue our focus on cost control and maintaining our gross margin in both segments.

Cost of Software Licenses.  Our cost of software license revenues was $5,107,000 for the year ended September 30, 2004, which resulted in a gross margin of 43.8%, compared to $6,350,000 for the nine-month period ended September 30, 2003, which resulted in a gross margin of 17.3%.  The cost of software license revenues and resulting gross margin were negatively affected during the nine-month period ended September 30, 2003 by $2,498,000 of charges related to the impairment of purchased and developed software in the hospitality group.

Our cost of software license revenues was $5,107,000 for the year ended September 30, 2004, which resulted in a gross margin of 43.8%, compared to $7,362,000 for the comparable year ended September 30, 2003, which resulted in a gross margin of 26.7%.  The 17.1% improvement in gross margin in 2004 reflects the aforementioned higher costs of software license revenues in 2003 that resulted from the impairment charges taken in September 2003.

In our manufacturing segment, the cost of software license revenues was $3,724,000 for the year ended September 30, 2004 and $3,646,000 for the comparable year ended September 30, 2003.  The resulting software license gross margins were 49.9% for the year ended September 30, 2004 and 47.6% for the comparable period in 2003.  These margins are consistent with our cost structure in manufacturing, where we made no identifiable changes and experienced no significant changes in the level of product amortization.  In our hospitality business, the cost of software license revenues declined sharply to $1,383,000 for the year ended September 30, 2004 from $3,716,000 for the comparable year ended September 30, 2003.  The resulting software license gross margins were 16.5% for the year ended September 30, 2004 and negative 20.7% for the comparable period in 2003.  The high cost of hospitality software licenses and negative margin during the comparable year ended September 30, 2003 were a direct result of the $2,498,000 of impairment charges taken in September 2003, all of which related to hospitality.  The 16.5% gross margin during the year ended September 30, 2004 was lower than we would typically expect for our software license margins.  During this period of low sales volume we continued to record amortization for intangible assets of existing products.  Our gross margin was negatively impacted by the decline in hospitality license sales following our decision to decrease the emphasis of our sales efforts on the sale of new licenses to new customers and to increase our efforts towards serving existing customers.

Cost of Maintenance.  Our cost of maintenance revenues was $14,596,000, resulting in a gross margin of 66.9%, for the year ended September 30, 2004, in comparison to $10,471,000, which yielded a gross margin of 68.1%, during the nine-month period ended September 30, 2003.  The slight decline was due to the increased focus on customer support services in the hospitality segment.

Our cost of maintenance revenues in the year ended September 30, 2004 was $14,596,000 compared to $14,156,000 for the comparable year ended September 30, 2003, an increase of $440,000 or 3.1%.  The maintenance gross margin of 66.9% in fiscal 2004 was consistent with the 67.8% gross margin achieved in the comparable year ended September 30, 2003.  The low cost structure of our support center in Bangalore, India, combined with its proximity to our development lab, allows us to control cost without sacrificing the service provided to our customers.  The India support center for manufacturing products began service in 2003 and became fully operational late in 2004.  The hospitality support center was started late in 2004 and is expected to contribute to our efforts to control costs in fiscal 2005; however, we believe it will not be until fiscal 2006 that full benefits from this investment are recognized.

In our manufacturing business, the cost of maintenance revenues was $7,609,000 during the year ended September 30, 2004 and $7,053,000 during the comparable year ended September 30, 2004.  The resulting maintenance gross margins were 74.4% in fiscal 2004 and 75.3% for the comparable period in 2003.  In the hospitality segment, the cost of maintenance revenues was $6,987,000 in the year ended September 30, 2004, and $7,103,000 in the comparable year ended September 30, 2003. The maintenance gross margin decreased to 51.2% in the year ended September 30, 2004 from 53.7% in the year ended September 30, 2003.  The gross margins achieved were generally consistent from period to period for both our manufacturing and hospitality segments.  The current hospitality margins on maintenance are lower than manufacturing due to the need to support a wider range of products, the inability to leverage skills as effectively and hospitality’s offering of support 24 hours a day, 365 days a year.  Additionally, the hospitality customers often require more hands-on support than the customers in the manufacturing segment.

To improve margins on the hospitality products we started the India support center late in 2004, we are encouraging customers to migrate to current releases, and we are improving the overall stability of our product offerings.

Cost of Professional Services.  Our cost of professional services revenues was $10,691,000 for the year ended September 30, 2004, yielding a gross margin of 16.7%.  This compares very favorably to the gross margin of negative 12.2% produced from a cost of $12,400,000 for the nine-month period ended September 30, 2003.  Gross margin from professional services in the 2003 period was negatively affected by the difficulties experienced with a large custom software development project in our hospitality segment, as previously discussed.  Gross margin in 2004 was also improved through changes made in the both groups.

Our cost of professional services revenues decreased 41.8% to $10,691,000 for the year ended September 30, 2004, from $18,365,000 for the comparable year ended September 30, 2003.  Professional services gross margins were 16.7% in fiscal 2004 and negative 16.9% in the comparable year ended September 30, 2003.  There were significant cost reductions in the professional services organization.

In our manufacturing business segment, the cost of professional services was $8,597,000 in the year ended September 30, 2004 and $8,775,000 for the comparable year ended September 30, 2003.  Professional services gross margin in our manufacturing segment was 16.2% in fiscal 2004, compared to 18.4% we experienced in the comparable year ended September 30, 2003.  The manufacturing group came into the comparable 2003 period with greater services capacity than was necessary for projected revenues.  In mid-2003 we reorganized our services departments, putting a greater focus on remote delivery of training and other services, and redeploying staff more efficiently.  We began to realize the benefits of these structural changes late in the 2003 period and throughout fiscal 2004.  In the hospitality segment, the cost of professional services was $2,094,000 in fiscal 2004 in comparison to $9,590,000 in the comparable year ended September 30, 2003.  The professional services gross margin was 18.5% for the year ended September 30, 2004 compared to a negative 93.4% in the twelve months ended September 30, 2003.  The shift in focus toward servicing existing customers and away from the active pursuit of new business in our hospitality group created a significant overcapacity in our hospitality professional services organization.  Through both redeployment and headcount reduction, our September 2003 restructuring returned the professional services organization to profitability in fiscal 2004. As we have mentioned earlier in this analysis, our hospitality group also took a significant loss on a custom software project, which loss was compounded during 2003 by the absence of related revenue.

Cost of Third-Party Software and Hardware.  Our third-party software and hardware revenue was $2,387,000, resulting in a gross margin of 25.3%, for the year ended September 30, 2004, compared to the $1,646,000 for the nine-month period ended September 30, 2003, which generated a gross margin of 28.2%.  Our cost of third-party software and hardware revenue was $2,387,000 in the year ended September 30, 2004, which resulted in a gross margin of 25.3%, compared to $2,114,000 for the comparable year ended September 30, 2003, which resulted in a gross margin of 32.4%.  This decrease in gross margin from both the nine-month period and comparable year ended September 30, 2003 is principally due to changes in the mix of products sold in our manufacturing segment.  The cost of third-party software and hardware revenue for our manufacturing segment was $1,280,000 for the year ended September 30, 2004 and $625,000 in the comparable year ended September 30, 2003.  Our manufacturing segment gross margin was 24.0% for the year ended September 30, 2004 and 29.5% in the comparable period ended September 30, 2003.  By contrast, hospitality’s gross margins remained relatively flat.  The cost of third-party software and hardware revenue for our hospitality segment was $1,107,000 in the year ended September 30, 2004, returning a gross margin of 26.6% as compared to $1,489,000 in the comparable year ended September 30, 2003, which resulted in a gross margin of 33.5%.

Operating Expenses.

Selling, General and Administrative Expense.  Selling, general and administrative (“SG&A”)  expense includes the salaries, incentive compensation, employee benefits and related overhead costs of finance, human resources, and administrative employees, as well as legal and accounting expenses, consulting fees and bad debt expense.  It also includes all salaries and incentive compensation, employee benefits, travel and overhead costs of sales and marketing personnel, as well as trade show activities and other costs associated with our marketing.  Sales and marketing-related expenses represent approximately 43% and 46% of total SG&A expense in fiscal 2004 and the comparable 2003 period, respectively.

Our SG&A expense for the year ended September 30, 2004 was $26,565,000, which represented 38.4% of total revenues, compared to $25,061,000 of such expense in the nine-month period ended September 30, 2003, which represented 46.5% of total revenues.  The fiscal 2004 amount is $6,152,000, or 18.8%, less than our SG&A expense of $32,717,000 for the comparable year ended September 30, 2003.

The fiscal 2004 decreases described above, both in percentage of total revenue terms compared to the nine-month period ended September 30, 2003 and in dollar terms compared to the comparable year ended September 30, 2003, reflect a reduction in hospitality sales and marketing and the consolidation of many of the administrative responsibilities that were previously performed separately by each of our two business segments.  SG&A expense was high in relationship to revenues in 2003, especially in our hospitality business, which was one of the main factors that led to the restructuring and reorganization plan that we announced in September 2003. Following this restructuring initiative, SG&A costs were reduced substantially: Of the $6,152,000 reduction, approximately $1.9 million was saved in sales and marketing in the hospitality group, approximately $4.1 million of general and administrative salaries were eliminated through the hospitality restructuring, and annual rent was reduced by approximately $300,000.  Savings in the hospitality group were partially offset by approximately $400,000 of increased marketing activity in the manufacturing group, related particularly to the Demand Stream and Fourth Shift Edition for SAP Business One efforts and by other general and administrative expenses.

Although we anticipate that the cost savings from the restructuring initiative will continue to result in lower selling, general and administrative expense in 2005, we anticipate that those cost savings will be partially offset by higher accounting, audit, legal, and consulting expenses as we resume public financial reporting.  We also expect to incur significant new costs, both one-time and recurring, associated with the compliance requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Research and Product Development Expense.  Research and product development expenses consists primarily of salaries, employee benefits, related overhead costs and consulting fees associated with product development, enhancements, upgrades, testing, quality assurance and documentation.  Our research and product development expense was $8,555,000 in the year ended September 30, 2004, which represents 12.4% of total revenues, compared to $6,520,000 for the nine-month period ended September 30, 2003, which represented 12.1% of total revenues.  These percentages of total revenues are consistent from period to period.

Our research and product development expense was $8,555,000 in the year ended September 30, 2004, compared to $8,285,000 in the comparable year ended September 30, 2003, a slight increase of $270,000, or 3.3%.  Although the restructuring plan announced in September 2003 included a significant decrease in hospitality’s development headcount, resulting in savings of approximately $1,977,000, the overall dollars spent on research and product development remained relatively constant.  Certain manufacturing development projects, particularly related to Demand Stream and the Fourth Shift Edition for SAP Business One, more than offset the hospitality savings.

Significant progress was made during 2003 and 2004 in the expansion of our use of cost-effective research facilities in both China and India.  We are now able to utilize this capacity to develop more code faster without incurring greater expense.  We expect to continue to sustain research and product development expenses in fiscal 2005 at approximately 12% of total revenues.

Restructuring Related Charges.  Restructuring related charges were $950,000 for the year ended September 30, 2004 and $2,254,000 for the nine-months ended September 30, 2003.  The restructuring expense in the  2003 period reflects $2,036,000 for employee severance expense and fixed asset disposal charges for the hospitality segment reorganization announced in September 2003 and an additional charge of $218,000 for other severance and termination actions taken during the period.  The September 2003 plan called for the elimination of 120 positions and the consolidation of several offices in various U.S. and international locations.  The $2,036,000 charge taken in September 2003 consisted of $1,750,000 of employee severance and termination costs for approximately 90 employees and $286,000 for the disposal of fixed assets and write-off of leasehold improvements.  In fiscal 2004, we incurred additional charges of $302,000 related to employee severance in connection with the ongoing implementation of the September 2003 hospitality plan, $1,451,000 related to facilities consolidation and $188,000 related to contract terminations and other exit costs.  Also in fiscal 2004, management made the strategic decisions to utilize two leased spaces that were previously considered excess, and the remaining restructuring accrual related to these spaces of $991,000 was eliminated and a restructuring benefit was recorded.

Restructuring related charges were $2,802,000 for the comparable year ended September 30, 2003.  This amount included the charges discussed above for the nine-month period ended September 30, 2003 plus $548,000 for employee severance expense and other related costs for the hospitality restructuring in November 2002, which included the elimination of 23 positions.

We implemented the September 2003 restructuring plan because our strategy of expanding product offerings and marketing programs in our hospitality segment was not performing well financially.  We believed that this strategy could have been successfully executed with adequate time and investment, but we had less access to capital than anticipated, in part because we did not have access to public capital markets.  We concluded that the incremental investment we were capable of making was not in the best interest of our stockholders.  Through the restructuring plan, we significantly slowed our plans to grow the hospitality business and to fund new product development.  We also consolidated management and support functions of our two reportable segments as part of this plan.  This consolidation had an immediate financial effect on the company and provided for improved efficiencies and a better control environment.  This resulted in ongoing benefits through the elimination of approximately $8.9 million of annual salaries, approximately $300,000 of annual rent expense and approximately $1.5 million of previously anticipated outside development consulting.  These savings will affect primarily our selling, general and administrative and research and product development operating expenses and will be partially offset by other cost increases, including additional costs devoted to documentation and assessment of our internal control over financial reporting.

The following table presents a summary of our restructuring activities during the year ended September 30, 2004 and the comparable year ended September 30, 2003:

(in thousands)	Employee Severance and Termination Costs	Lease Commitments	Other Costs	Total

Balance at September 30, 2002	$1,341	$1,389	$—	$2,730

Restructuring charges	2,501		301	2,802
Noncash charges used			(286)	(286)
Cash payments and foreign currency translation	(1,467)	(421)	(15)	(1,903)
Balance at September 30, 2003	2,375	968	—	3,343

Restructuring charges	302	1,451	188	1,941
Adjustments and reversals		(991)		(991)
Cash payments and foreign currency translation	(2,211)	(680)	(166)	(3,057)
Non-cash charges used			(22)	(22)
Balance at September 30, 2004	$466	$748	$—	1,214

We had a balance of $1,214,000 of accrued restructuring charges as of September 30, 2004.  Those costs will not affect our fiscal 2005 operating results but will require the expenditure of cash over time for severance and lease termination costs based on the terms of those obligations.  Severance payments associated with the employee severance and termination costs will continue through fiscal 2005, and the lease payments are expected to continue through the end of lease terms, which expire by April 2007.

Non-Operating Income and Expenses

Interest Expense.   Interest expense was $4,146,000 for the year ended September 30, 2004 compared to $2,612,000 for the nine-month period ended September 30, 2003.  Interest expense is primarily related to our long-term institutional debt incurred in November 2002.  Interest expense in fiscal 2004 included $2,847,000 of cash interest expense on the institutional debt, $416,000 of amortization of capitalized financing costs and $786,000 of debt accretion, due to the recording of an original issue discount at the time the debt was incurred.  In addition, we had $97,000 of other interest expense on other borrowings and capital lease obligations.  Interest expense during the nine-month period ended September 30, 2003 included $1,895,000 of cash interest expense on the institutional debt, $227,000 of amortization of capitalized financing costs, $414,000 of debt accretion and $76,000 of interest expense on other borrowings and capital lease obligations.

Our fiscal 2004 interest expense was $1,142,000, or 38.0%, higher than the $3,004,000 of interest expense recorded for the comparable year ended September 30, 2003.  Approximately 78.2% of this increase is due to our institutional debt being outstanding for the entire fiscal 2004 compared to only ten months of the comparable period in 2003.  Also, an amendment to the long-term debt agreement in November 2003 resulted in an increase in the interest rate from 12.5% to 14%.  Interest expense during the comparable year ended September 30, 2003 included $2,138,000 of cash interest expense on the institutional debt,

$253,000 of amortization of capitalized financing costs, $459,000 of debt accretion and $154,000 of interest expense on other borrowings and capital lease obligations.  A slight increase in debt accretion and the impact of a full year of cash interest expense will increase interest expense by less than 10% in 2005.

Change in Value of Mandatorily Redeemable Common Stock Warrant and Loss on Exchange.  Our statement of operations includes the change in value of the mandatorily redeemable common stock warrant we issued as part of the long-term institutional debt financing in November 2002, reflecting increases or decreases in the fair value of the put warrant.  We used the Black-Scholes valuation model and an independent appraisal to determine the original fair value of the warrant of $3,734,000.

At December 31, 2002, the put warrant value had depreciated to $3,533,000, resulting in the recognition of $201,000 of non-operating income. The principal determinant of the value of the put warrant was the value of the underlying common stock of the Company.  Put simply, as the value of our stock rose, so did the value of the put warrant.  Conversely, when the value of our stock declined, the put warrant decreased in value.  At September 30, 2003, the put warrant value had appreciated to $3,990,000, resulting in the recognition of $457,000 of non-operating expense during the nine-month period ended September 30, 2003.  The net change for the comparable year ended September 30, 2003 was an increase of $256,000, which was recorded as non-operating expense.

At August 18, 2004, just prior to its exchange for Series B convertible preferred stock and a new common stock warrant, the put warrant had appreciated to $7,230,000, resulting in the recognition of $3,091,000 of additional non-operating expense.  In connection with the exchange, a final non-operating charge of $1,845,000 was recorded, which reflected the difference between the net carrying value of the put warrant including the remaining unamortized offering costs, and the estimated fair value of the Series B convertible preferred stock and the new warrant issued.  The combined charges for fiscal 2004 were $4,936,000.

With the exchange and cancellation of the put warrant, there will be no future income or expense related to the put warrant.

Other Income, Net.  Other income, net is composed principally of interest income, the effect of foreign currency transaction gains and losses and other miscellaneous non-operating items.  Other income, net was $181,000 for the year ended September 30, 2004 compared with $445,000 for the nine-month period ended September 30, 2003 and $468,000 for the comparable year ended September 30, 2003.  The amounts for each of the 2003 periods include, among other items, $273,000 related to the recovery of international value-added tax (“VAT”) amounts owed to us and the reversal of a portion of a VAT-related obligation that was previously recorded to non-operating expense.  Excluding this item, the amounts were comparable from period to period.

Provision for Income Taxes.  We recorded a provision for income taxes of $230,000 for the year ended September 30, 2004 and  $550,000 for the nine-month period ended September 30, 2003 and $635,000 for the comparable year ended September 30, 2003.  The provision for income taxes consists of amounts accrued for our estimated domestic state and international tax liabilities.  The decrease in the fiscal 2004 provision compared to the 2003 periods is due to lower expected tax obligations of our international subsidiaries.

We have not recorded an income tax benefit in any of the periods presented primarily due to continued uncertainty regarding our ability to realize our deferred tax assets.  Based upon available evidence, there has been sufficient uncertainty regarding the ability to realize our deferred tax assets to warrant a full valuation allowance in our consolidated financial statements.  Based on our estimates for 2004 and beyond, we believe the uncertainty regarding the ability to realize our deferred tax assets may diminish to the point where the recognition of our deferred tax assets may be warranted.  If we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset valuation allowance would be recorded in the period when such determination is made.

As discussed in Item 1 (“Business”) of this document, our former parent, AremisSoft, acquired Fourth Shift in April 2001.  The net deferred tax assets of Fourth Shift as of the acquisition date were approximately $15,000,000, all of which were fully reserved through a valuation allowance, thereby increasing the portion of the total purchase price allocated to goodwill.  Any subsequent recognition by us of a pre-acquisition tax benefit will be recorded as a reduction to goodwill as opposed to an income tax benefit in our statement of operations.  As a result, future income tax expense will not be impacted by reductions of the valuation allowance related to the pre-acquisition deferred tax assets.  Any such adjustments would instead be recorded as reductions to goodwill.  In addition, prior to any changes in our overall assessment in the realizability of our deferred tax assets, if we generate taxable income in the U.S. or certain other international jurisdictions and utilize pre-acquisition net operating loss carryforwards to offset this income, we will recognize income tax expense at the applicable statutory rate in our statement of operations.

Discontinued operations.  Income from discontinued operations, net of tax was $2,339,000 for the year ended September 30, 2004.  There was no income or loss from discontinued operations in the nine-month period or the comparable year ended September 30, 2003.  In accordance with the Plan of Reorganization, SoftBrands retains a 10% interest in net collections, after expenses, by the liquidating trust. This is discussed further in Item 7 of this Form 10.  In December 2003, we received a cash distribution of $2,915,000 from the liquidating trust, of which was recorded as income from discontinued operations.  In addition, we recorded a $456,000 charge for additional obligations related to the discontinued operations.  These obligations relate primarily to legal fees to complete the final steps of the Plan of Reorganization.  Because we do not have any legal obligation with respect to the obligations of AremisSoft under the Plan of Reorganization or relative to the liquidating trust, and because of the substantial time elapsed since confirmation of the Plan of Reorganization, we do not expect to incur additional expenses relative to the Plan of Reorganization beyond what was included in accrued expense on our balance sheet at September 30, 2004.  An income tax provision of $120,000 was also recorded for the discontinued operations in 2004.

Period Comparisons — 2003 Compared to 2002

In September 2003, we changed our fiscal year end from December 31 to September 30.  All comparisons of operating results for the nine-month period ended September 30, 2003 (audited) to the year ended December 31, 2002 (audited) are affected by the difference in the number of months in each period.  Therefore, in our MD&A, we will first discuss our analysis for these periods of differing lengths by discussing the amounts as a percentage of total revenues or gross margin, as applicable, to make the comparisons more meaningful.  Following that analysis, we will then discuss in more detail our results for the nine-month period ended September 30, 2003 (audited) to the more comparable nine-month period ended September 30, 2002 (unaudited), which reflects our audited results for the year ended December 31, 2002 excluding our unaudited results for the quarter ended December 31, 2002.

The following table presents the results for nine-month period ended September 30, 2003, the comparable nine-month period ended September 30, 2002, and the year ended December 31, 2002, with percentages of total revenue shown where meaningful:

	Nine-Month Period Ended September 30,
(in thousands)	2003		2002 (unaudited)		Year Ended December 31, 2002
		% of Total Revenue		% of Total Revenue		% of Total Revenue
Revenue:
Software licenses	$7,676	14.2%	$8,441	14.2%	$10,802	13.8%
Maintenance	32,854	61.0%	31,953	53.9%	43,004	55.0%
Professional services	11,054	20.5%	14,705	24.8%	19,365	24.8%
Third-party software and hardware	2,291	4.3%	4,236	7.1%	5,071	6.5%
Total revenue	53,875	100.0%	59,335	100.0%	78,242	100.0%

Cost of revenues:
Software licenses	6,350	11.8%	2,942	5.0%	3,954	5.1%
Maintenance	10,471	19.4%	10,032	16.9%	13,717	17.5%
Professional services	12,400	23.0%	11,720	19.8%	17,685	22.6%
Third-party software and hardware	1,646	3.1%	3,083	5.2%	3,551	4.5%
Total cost of revenues	30,867	57.3%	27,777	46.8%	38,907	49.7%

Gross profit	23,008	42.7	31,558	53.2%	39,335	50.3%

Operating expenses
Selling, general and administrative	25,061	46.5%	25,800	43.5%	33,456	42.8%
Research and product development	6,520	12.1%	5,073	8.5%	6,838	8.7%
Restructuring related charges	2,254	4.2%			548	0.7%
Total operating expenses	33,835	62.8%	30,873	52.0%	40,842	52.2%

Operating income (loss)	(10,827)	-20.1%	685	1.2%	(1,507)	-1.9%

Interest expense	(2,612)		(222)		(614)
Change in value of mandatorily redeemable common stock warrant and losses on exchange	(457)				201
Other income, net	445		137		160
Income (loss) from continuing operations before provision for income taxes	(13,451)		600		(1,760)

Provision for income taxes	550		265		350
Loss from continuing operations	(14,001)		335		(2,110)

Loss from discontinued operations			(5,217)		(5,217)
Net loss	$(14,001)		$(4,882)		$(7,327)

Total Revenue.  Total revenue was $53,875,000 and $59,335,000 for the nine-month period ended September 30, 2003 and the comparable nine-month period ended September 30, 2002, respectively, a decrease of $5,460,000, or 9.2%.  Total revenue was $78,242,000 for the year ended December 31, 2002.  For the comparable periods, all lines of revenue declined except maintenance revenue, which experienced a modest increase.  This overall decline was due in part to the cumulative effects of the distractions and disruptions caused by our relationship with and separation from AremisSoft over the previous two years, and to the presence in the comparable 2002 period of significant custom contracts that were not replaced in 2003. The manufacturing group recorded total revenue of $35,050,000 in the nine-month period ended September 30, 2003 as compared to $39,202,000 in the comparable nine-month period ended September

30, 2002, which represented a decrease of $4,152,000, or 10.6%.  A general slowdown in U.S. manufacturing spending hurt the manufacturing group’s performance in fiscal 2003, while the comparable 2002 period was helped by approximately $367,000 from a large, one-time custom development implementation and a major release of our Fourth Shift product.  The hospitality group had total revenue of $18,825,000 in the comparable nine-month period ended September 30, 2003, as compared to the $20,133,000 generated in the nine-month period ended September 30, 2002, which represented a decrease of $1,308,000, or 6.5%.  The decrease in hospitality is due to the absence of the large custom software project described above, partially offset by gains in maintenance and software license revenue.

Software license revenue.  Software license revenue was $7,676,000, which represented 14.2% of total revenue, for the nine-month period ended September 30, 2003 and $10,802,000 for the year ended December 31, 2002, which constituted 13.8% of total revenues.  The percentages of total revenue are roughly consistent from period to period.

The software license revenue of $7,676,000 from the nine-month period ended September 30, 2003 is a decrease of $765,000 or 9.1%, from the $8,441,000 for the comparable nine-month period ended September 30, 2002.  License revenue as a percentage of total revenue was 14.2% for both nine-month periods ended September 30, 2003 and 2002.  The decline in revenue reflects the overall slowdown in the manufacturing enterprise software industry during the period.

In the manufacturing segment of the business, license revenues were 16.1% lower in the nine-month period ended September 30, 2003 in comparison to the same period a year earlier, decreasing $1,029,000 to $5,351,000 in 2003 from $6,380,000 in the comparable nine-month period in 2002.  There was a reduced focus on sales as compared to 2002 as the company was recovering from the AremisSoft problems and general slowdown in spending in the U.S. manufacturing industry.  In the hospitality segment, license revenue was $2,325,000 in the nine-month period ended September 30, 2003, an increase of $264,000, or 12.8%, over the $2,061,000 recorded in the comparable nine-month period ended September 30, 2002.  In contrast to the manufacturing group’s strategic focus, hospitality sales and marketing management was expanded and directed with modest success toward larger, multi-property customers.

Maintenance Revenue.  Maintenance revenues were $32,854,000 for the nine-month period ended September 30, 2003, which represented 61.0% of total revenue, compared to $43,004,000, or 55.0% of total revenue, in the year ended December 31, 2002.  The significant increase in maintenance revenue as a percentage of total revenues is due principally to the simultaneous drop in other revenue lines, especially professional services revenue.

For the nine-month period ended 2003, our maintenance revenues were $32,854,000, as compared to $31,953,000 in the comparable nine-month period ended September 30, 2002, a $901,000, or 2.8% increase.  This small increase is due to an increase in maintenance pricing within our hospitality segment.

Maintenance revenues in our manufacturing business segment remained fairly steady at $21,385,000 in the 2003 period, a $251,000, or 1.2%, increase from the $21,134,000 amount for the comparable nine-month period ended September 30, 2002.  Maintenance revenues for the hospitality business were $11,469,000 for the nine-month period ended September 30, 2003 and $10,819,000 for the comparable period in 2002, an increase of $650,000, or 6.0%.  As noted above, the significant increase in maintenance revenues for the hospitality group was due in large part to a pricing increase across most of the segment’s product lines.

Professional Services Revenue.  Our overall professional services revenues were $11,054,000 for the nine-month period ended September 30, 2003, in comparison to $19,365,000 for the year ended December 30, 2002.  As a percentage of total revenue, professional services revenue was 20.5% in the nine-month period ended September 30, 2003 as compared to 24.8% in the year ended December 31, 2002.  As further discussed below, this drop in our professional services revenue cut across both of our operating segments.

Our professional services revenues were $11,054,000 for the nine-month period ended September 30, 2003, in comparison to $14,705,000 during the comparable nine-month period ended September 30, 2002, a decrease of $3,651,000, or 24.8%.  In the manufacturing segment, professional services revenues were $7,641,000 during the nine-month period ended September 30, 2003, a decrease of $2,406,000, or 23.9%, from the $10,047,000 for the comparable nine-month period ended September 30, 2002.  This decline is due to the decrease in sales of software licenses to new customers which have historically resulted in significant professional services revenues in the three- to nine-month period following delivery of software.  In addition, the manufacturing group completed a large, one-time custom development implementation during 2002 which was not replaced in 2003.  For the hospitality segment, professional services revenue was $3,413,000 during the nine-month period ended September 30, 2003, a decrease of $1,245,000, or 26.7%, from the $4,658,000 during the comparable period in 2002.  This decrease is a result of $1,669,000 less revenue from the large custom software project described earlier in our analysis, offset slightly by an increase in new software sales-related services revenues.

Third-Party Software and Hardware Revenue.  Third-party software and hardware revenue for the nine-month period ended September 30, 2003 was $2,291,000, which represented 4.3% of total revenue as compared to $5,071,000 of revenue, or 6.5% of total revenues, generated in the year ended December 31, 2002.

Third party software and hardware revenue was $2,291,000 for the nine-month period ended September 30, 2003, compared to $4,236,000 generated in the comparable nine-month period ended September 30, 2002, a decrease of $1,945,000, or 45.9%.  Third party software and hardware sales are variable and depend on the size of the software license sale that they accompany, the degree to which the sale is for a new as opposed to replacement implementation, the particular software product that is being sold, and several other factors. The increase as a percentage of revenue is not significant given the variability of these revenues.

In the manufacturing segment, third-party software and hardware revenue was $673,000 for the nine-month period ended September 30, 2003 in comparison to $1,641,000 for the comparable nine-month period in 2002, a decrease of $968,000 or 59.0%.  In the hospitality segment, third-party hardware and software revenue was $1,618,000 for the 2003 period and $2,595,000 for the comparable nine-month period ended September 30, 2002, a decrease of $977,000, or 37.6%.

Total cost of revenue.  The cost of revenues in each period is directly affected by changes in both the level and mix of revenues from our customers.  The cost of revenues was $30,867,000 for the nine-month period ended September 30, 2003 in contrast to $38,907,000 for the year ended December 31, 2002, yielding overall gross margins of 42.7% for the 2003 period and 50.3% for the 2002 period.  The most significant factors affecting total gross margin in 2003 as compared to 2002 were increases in the costs of software license and professional services revenue in the hospitality segment, primarily as the result of the hospitality segment restructuring and change in market focus.  In September 2003, after an evaluation of the recoverability of our identifiable intangibles, we wrote down the value of purchased and developed software by $2,498,000.  Because these intangible assets were directly related to current product technologies offered to our customers, or would be offered in the future, these impairment charges were included in the cost of software license revenues.

The cost of revenues was $30,867,000 for the nine-month period ended September 30, 2003, generating a gross margin of 42.7%, compared to $27,777,000, yielding a gross margin of 53.2%, for the comparable nine-month period ended September 30, 2002. This decrease in gross margin also reflects the impact of the September 2003 impairment charges discussed above.  In addition, our cost of professional services rose $971,000, between these periods, reflecting the increased effort on our part to resolve the technical and project management issues on the large custom development project in the hospitality business segment mentioned above.  We engaged the services of a large outside technology consulting firm in 2003 to assist us on the project, but were unable to pass along all of these additional costs to the customer.

Cost of Software Licenses.  Our cost of software license revenues was $6,350,000 for nine-month period ended September 30, 2003, which resulted in a gross margin of 17.3%, compared to $3,954,000 for the year ended December 31, 2002, which resulted in a gross margin of 63.4%.  The cost of software license revenues and resulting gross margin were negatively affected during the nine-month period ended September 30, 2003 by the $2,498,000 of charges related to the impairment of purchased and developed software in the hospitality group and changes in the nature of the manufacturing group’s cost structure.

Our cost of software license revenues was $6,350,000 for nine-month period ended September 30, 2003, which resulted in a gross margin of 17.3%, compared to $2,942,000 for the comparable period in 2002, which resulted in a gross margin of 65.1%.  The significant decline in gross margin in 2003 reflects the aforementioned higher costs of software license revenues that resulted from the impairment charges taken in September 2003.

In our manufacturing segment, the cost of software license revenues was $2,871,000 for the nine- month period ended September 30, 2003 and $2,309,000 for the comparable nine-month period ended September 30, 2002.  The resulting software license gross margins were 46.3% for the 2003 period and 63.8% for the comparable period in 2002.  This decline in gross margin percentage is principally comprised by two independent factors: the drop in license revenue during the period as compared to the relatively fixed nature of our cost of software license revenues, which accounts for 64.7% of the change in the profit from software license sales; and an increase in cost, primarily from an accelerated amortization schedule for the database technology (acquired in the quarter ended December 31, 2002) embedded in a significant portion of the existing Fourth Shift implementations, which accounts for 35.3% of the change in profit. In our hospitality business, the cost of software license revenues increased dramatically to $3,479,000 for the nine-month period ended September 30, 2003 from $633,000 for the comparable nine-month period in 2002.  The resulting software license gross margins were negative 49.6% for the 2003 period and 69.3% for the comparable period in 2002.  The high cost of hospitality software licenses and negative margin during 2003 were a direct result of the $2,498,000 of impairment charges taken in September 2003.

Cost of Maintenance.  Our cost of maintenance was $10,471,000 for the nine-month period ended September 30, 2003, in comparison to $13,717,000 during the year ended December 31, 2002, which yielded a gross margin of 68.1% in both periods.  For the comparable nine-month period ended September 30, 2002, our cost of maintenance was $10,032,000, which generated a roughly equivalent gross margin of 68.6%.

In our manufacturing business, the cost of maintenance was $5,113,000 during the nine-month period ended September 30, 2003 and $5,474,000 during the comparable period of 2002.  The resulting maintenance gross margins were 76.1% and 74.1%, respectively.  This slight increase in maintenance gross margin reflects the cost-savings achieved through the transition of some manufacturing support to our support center in Bangalore, India.  In the hospitality segment, the cost of maintenance was $5,358,000 in the nine-month period ended September 30, 2003, and $4,558,000 in the comparable nine-month period ended September 30, 2002. The maintenance gross margin decreased to 53.3% in the 2003 period from 57.9% in the comparable 2002 period.  Hospitality margins on maintenance are lower than manufacturing due to the need to support a wider range of products, the inability to leverage skills as effectively and hospitality’s offering of support 24 hours a day, 365 days a year.  Additionally, the hospitality customers often require more hands-on support than the customers in the manufacturing segment.

Cost of Professional Services.  Our cost of professional services was $12,400,000 for the nine-month period ended September 30, 2003, yielding a gross margin of negative 12.2%, as compared to the $17,685,000 recorded during the year ended December 31, 2002, which resulted in a gross margin of 8.7%.  Cost of professional services in 2003 was negatively affected by the difficulties experienced with the large custom software development project in our hospitality segment discussed earlier, and to a lesser extent by utilization issues in our manufacturing professional services organization.

Our cost of professional services increased $680,000, or 5.8%, to $12,400,000 for the nine-month period ended September 30, 2003, from $11,720,000 for the comparable nine-month period ended September 30, 2002.  Professional services gross margins were negative 12.2% in the 2003 period and 20.3% in the comparable 2002 period.  In our manufacturing business segment, the cost of professional services was $6,829,000 in the nine-month period ended September 30, 2003 and $7,780,000 for the comparable nine-month period ended September 30, 2002.  Professional services gross margin in our manufacturing segment was 10.6% in fiscal 2003, down 12.0% from the more normal 22.6% we experienced in the comparable nine-month period ended September 30, 2002.  Despite lowering its costs by over 20%, the manufacturing group was unable to fully compensate for the more than 30% drop in revenue from 2002 to 2003 discussed above.  In the hospitality segment, the cost of professional services was $5,571,000 in the 2003 period in comparison to $3,940,000 in the comparable nine-month period ended September 30, 2002.  The professional services gross margin was negative 63.2% for the nine—month period ended September 30, 2003 compared to 15.4% in the comparable 2002 period.  As we have mentioned earlier in this analysis, our hospitality group took a significant loss on a custom software project, which was compounded during 2003 by the absence of related revenue.

Cost of Third-Party Software and Hardware.  The cost of third-party software and hardware revenues was $1,646,000, resulting in a gross margin of 28.2%, for the nine-month period ended September 30, 2003, compared to the $3,551,000 for the year ended December 31, 2002, which generated a gross margin of 30.0%.  The cost of third-party software and hardware revenue in the comparable nine-month period ended September 30, 2002 was $3,083,000, which resulted in a gross margin of 27.2%.  Gross margin was fairly consistent in these years.

The cost of third-party software and hardware revenues for our manufacturing segment was $460,000, which generated a gross margin of 31.6%, for the nine-month period ended September 30, 2003, compared to the $1,228,000 incurred in the 2002 period, which resulted in a gross margin of 25.2%.  By contrast, hospitality’s gross margin improved dramatically.  The cost of third-party software and hardware revenues for our hospitality segment was $1,186,000 in the nine-month period ended September 30, 2003, returning a gross margin of 26.7% as compared to $1,855,000 in the comparable year ended September 30, 2002, which resulted in a gross margin of 28.5%.

Operating Expenses.

Selling, General, and Administrative Expense.  Selling, general, and administrative (“SG&A”) expense was $25,061,000 for the nine-month period ended September 30, 2003, or 46.5% of total revenue, and $33,456,000 for the year ended December 31, 2002, which represented 42.8% of total revenue.  This slightly higher percentage of total revenue in the 2003 period was due to higher professional services fees associated with the organization of the business in the wake of the AremisSoft spin-off in August 2002.  While SG&A expense of $25,061,000 in the 2003 period compares favorably in dollar terms to the $25,800,000 of SG&A expense incurred during the comparable nine-month period ended September 30, 2002, it represented a higher percentage of total revenue, at 46.5%, compared to 43.5% for the comparable period in 2002.  SG&A cost-containment efforts in 2003 were outweighed to some extent by the aforementioned professional service fees.  Sales and marketing-related expenses represent approximately 37% and 36% of total SG&A expense in fiscal 2003 and the comparable 2002 period, respectively.

Research and Product Development Expense.  Research and product development expense was $6,520,000 for the nine-month period ended September 30, 2003 and $6,838,000 for the year ended December 31, 2002.  These expenses were 12.1% and 8.7% of total revenue for the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively. Our research and product development expense for the 2003 period increased $1,447,000, or 28.5%, from the $5,073,000 amount for the comparable nine-month period ended September 30, 2002.  We increased our research and development efforts in 2003 for development of the Demand Stream product and to integrate the acquisition of certain technologies with our other software product offerings.  In addition, we initiated various development efforts in 2003 to develop other features and capabilities for our products.  As part of the September 2003 restructuring, we cancelled or deferred several of the hospitality initiatives in order to focus on our existing products and customer base.

Restructuring Related Expenses.  In September 2003, we announced a restructuring and reorganization plan for the hospitality segment, which included the closing or consolidation of several U.S. and international locations and the elimination of 120 positions.  We recorded a charge of $2,036,000 for this program, which consisted of $1,750,000 of employee severance and termination costs for approximately 90 employees and $286,000 for the disposal of fixed assets and write-off of leasehold improvements.  During the nine-month period ended September 30, 2003, we recorded restructuring charges of $218,000 in addition to the charges taken for the September 2003 program.  Restructuring charges during the year ended December 31, 2002 included $548,000 for employee severance expense and other related costs for the hospitality restructuring in November 2002, which included the elimination of 23 positions.  No restructuring charges were recorded in the comparable nine-month period ended September 30, 2002.

Non-Operating Income and Expenses

Interest Expense.  Interest expense was $2,612,000 for the nine-month period ended September 30, 2003 in comparison to $614,000 for the year ended December 31, 2002.  We entered into a long-term institutional debt agreement in November 2002, which led to the significant increase in interest expense in the 2003 period.  Interest expense during the nine-month period ended September 30, 2003 included $1,895,000 of cash interest expense on the institutional debt, $227,000 of amortization of capitalized financing costs, $414,000 of debt accretion and $76,000 of interest expense on other borrowings and capital lease obligations.  Of the $614,000 interest expense for the year ended December 31, 2002, $314,000 related to the one month that new institutional debt was outstanding and the remaining $300,000 related to interest expense on various other borrowings, capital leases obligations and notes issued as consideration for certain acquisitions.

Interest expense in the comparable nine-month period ended September 30, 2002 was $222,000, all of which related to various borrowings, capital leases obligations and notes issued as consideration for certain acquisitions.

Change in Value of Mandatorily Redeemable Common Stock Warrant .  Our statement of operations includes the change in value of the mandatorily redeemable common stock warrant we issued as part of the long-term debt financing in November 2002, reflecting increases or decreases in the fair value of the put warrant.  We used the Black-Scholes valuation model and an independent appraisal to determine the original fair value of the warrant of $3,734,000.

At December 31, 2002, the put warrant value had depreciated to $3,533,000, resulting in the recognition of $201,000 of non-operating income.  At September 30, 2003, the put warrant value had appreciated to $3,990,000, resulting in the recognition of $457,000 of non-operating expense during the nine-month period ended September 30, 2003.

Other Income, Net.  Other income, net was $445,000 for the nine-month period ended September 30, 2003 compared with $160,000 for the year ended December 31, 2002 and $137,000 for the comparable nine-month period ended September 30, 2002.  The 2003 amount includes, among other items, $273,000 related to the recovery of international value-added tax (“VAT”) amounts owed to us and the reversal of a portion of a VAT-related obligation that was previously recorded to non-operating expense.  Excluding this item, the amounts were comparable from period to period.

Provision for Income Taxes.  We recorded a provision for income taxes of $550,000 for the nine-month period ended September 30, 2003, $350,000 for the year ended December 31, 2002 and $265,000 for the comparable nine-month period ended September 30, 2002.  The provision for income taxes consists of amounts accrued for our estimated domestic state and international tax liabilities.  The increase in the amount for the 2003 period compared to the 2002 periods is due to higher expected tax obligations of our international subsidiaries.  We have not recorded an income tax benefit in any of the periods presented primarily due to continued uncertainty regarding our ability to realize our deferred tax assets.  Based upon available evidence, there has been sufficient uncertainty regarding the ability to realize our deferred tax assets to warrant a full valuation allowance in our consolidated financial statements.

Discontinued operations.  There was no income or loss from discontinued operations in the nine-month period ended September 30, 2003.  We recorded a loss from discontinued operations of $5,217,000 for the year ended December 31, 2002 and the comparable nine-month period ended September 30, 2002.  For these periods, our discontinued operations generated no revenue and incurred expenses of $5,574,000 consisting principally of legal and professional fees in connection with AremisSoft’s bankruptcy and reorganization.  Also in 2002, the remaining operating division of AremisSoft, the construction contracting software business, was sold for a gain of $357,000.

Liquidity and Capital Resources

As of September 30, 2004, we had $9,719,000 of cash and cash equivalents and $846,000 of restricted cash.  Our most significant source of operating cash flows is derived from license, maintenance and service fees.  Our primary uses of cash from operating activities are for employee costs, third-party costs for services and facilities.

Cash Flows from Operating Activities.  We generated $3,205,000 of cash from operations in the year ended September 30, 2004 (of which $2,915,000 was from discontinued operations).  Although we recorded a loss from continuing operations of $8,807,000, the loss reflects the effect of $14,509,000 of non-cash expenses, including $6,825,000 of depreciation and amortization, a $4,936,000 non-cash charge for the change in value and loss on exchange of the mandatorily redeemable put warrant with our principal lender, a $1,202,000 non-cash interest charge, the initial recording of a $950,000 restructuring charge and a $497,000 addition to our allowance for doubtful accounts.  Of the $5,702,000 of cash (loss from continuing operations, adjusted for non-cash items), we used $2,381,000 to reduce net accounts payable which had accumulated in 2003, and $3,190,000 to pay for lease terminations, employee severance and other costs associated with the restructuring we commenced in late 2003.  In December 2003 we also received a cash distribution of $2,915,000 from the liquidating trust of AremisSoft, which is reflected as cash from discontinued operations.  In accordance with the Plan of Reorganization, SoftBrands retains a 10% interest in net collections, after expenses, by the liquidating trust. This is discussed further in Item 7 of this Form 10. Beyond that right, neither the Company nor any of our executives have any affiliation with the trust.  As such, we cannot predict when or in what amount future distributions, if any, might be forthcoming.  We believe that increased profitability and effective working capital management will yield continued cash generation from operating activities in fiscal 2005.

Our cash flow from operating activities in the nine-month period ended September 30, 2003 was negatively affected by the larger loss from continuing operations of $14,001,000.  This loss reflects $11,723,000 of net non-cash expenses, including $5,215,000 of depreciation and amortization, $2,498,000 of impairment charges related to hospitality intangible assets and the initial recording of restructuring charges of $2,254,000.  In addition, we used $2,258,000 of cash related to changes in operating assets and liabilities, driven by the decrease in our accrued expenses and the payment of restructuring obligations.  During this period, our overall cost of revenues was higher than we could sustain over the long term, and we identified a need to improve our gross margins.  We announced the hospitality restructuring in September 2003, a plan intended to eliminate certain discretionary costs and expenses and to reduce future losses from operations.  The improvements in our profitability and increased cash flow from operations in fiscal 2004 reflect the benefits of that change in our strategy.

Our cash flow from continuing operations activities in the year ended December 31, 2002 was $488,000.  We had a loss from continuing operations in 2002 of $2,110,000 which was offset by $6,353,000 in net non-cash expenses and a use of cash from changes in operating assets and liabilities of $3,755,000. In addition, in 2002 we had net cash used from operating activities by discontinued operations of $7,638,000, primarily related to legal and professional fees incurred in connection with AremisSoft’s bankruptcy and reorganization.

Cash Flows from Investing Activities. We used $1,031,000 of cash in investing activities during the year ended September 30, 2004, including $911,000 for capital expenditures and $120,000 for software development costs that were capitalized.  This amount is down significantly from our investment activity levels in previous years.  We had no expenditures for acquired technology or other intangible assets in 2004, reflecting the strategy following the September 2003 restructuring plan to focus hospitality development efforts on existing products and existing customers.  We did have expenditures to upgrade and replace some of our internal computer hardware and other equipment in fiscal 2004.  We expect investing activities in fiscal 2005 to be similar to those of fiscal 2004.

We used $3,998,000 of cash in investing activities in the nine-month fiscal period ended September 30, 2003, including $1,152,000 for capital equipment, $1,661,000 for software development that was capitalized, and $1,185,000 to purchase third-party software licenses and other intangible assets.

In 2002, we used cash of $6,123,000 in investing activities, including $4,590,000 for the purchase of licensed software, including a permanent license to the database management system for our Fourth Shift product, $1,891,000 to purchase capital equipment and $344,000 for capitalized development. These expenditures were partially offset by our proceeds from the sale of marketable securities.

Cash Flows from Financing Activities.  We used cash in financing activities during the past two fiscal years primarily for long-term debt and capital lease payments.  Cash flows from financing activities in 2002 reflected the new $20 million long-term debt financing, the capitalization of certain financing costs, and the issuance and repayments on other obligations and indebtedness.

Effective November 26, 2002, we borrowed $20 million from Capital Resource Partners IV, L.P. pursuant to a Senior Subordinated Note and Warrant Purchase Agreement and a Senior Subordinated Note that carried an interest rate of 12.5% per annum.  An amendment in November 2003 resulted in an increase in this interest rate to 14%.  The note is secured by substantially all of our assets, including the stock of our subsidiaries.  As partial consideration for such borrowings, we issued warrants to the lender.  These warrants were subsequently exchanged for convertible preferred stock and warrants with a higher exercise price.

We are also subject to various covenants as part of our long-term financing agreement with CRP that limits capital expenditures, additional indebtedness, rental expense on office and equipment leases, and certain other cash expenditures.  The loan agreement also requires us to achieve certain quarterly EBITDA goals and maintain earnings coverage on the debt, the levels of which increase over time.  We had a covenant violation in 2003 which was waived and amended our covenants in 2003 and 2004 to avoid non-compliance in future periods. The first principal payment of $2 million on the notes is due December 31, 2005 and the second principal payment of $4 million is due December 31, 2006.  The remainder is due in quarterly installments of $1.5 to $2 million through December 2008.  We have no current plans to enter into any significant new leasing arrangements in 2005.

Commitments and Capital Adequacy.  As of September 30, 2004, our primary commitments are for leased office space in Minneapolis, Minnesota; Wichita, Kansas; Golden, Colorado; Reading, England; Woking, England; Tianjin, China; and Sydney, Australia and payments on the long-term debt and lease obligations.

The following table summarizes our significant contractual obligations at September 30, 2004 and the effect such obligations are expected to have on liquidity and cash flows in future periods.  Where applicable, the table includes amounts classified as current liabilities on the September 30, 2004 balance sheet:

	Payments Due by Period as of September 30, 2004
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations

Long-term debt (1)	20,637	426	10,711	9,500	—
Operating lease obligations	8,852	3,007	4,210	1,536	99
Capital lease obligations	223	121	102	—	—
Cash interest on long-term obligations	8,806	2,895	4,729	1,182
Purchase obligations	1,020	1,020	—	—	—
Other long-term obligations	594	—	331	121	142
Total	40,132	7,469	20,083	12,339	241

(1)                                  The long-term debt amount excludes the impact of the debt discount associated with the CRP debt which was $2,638,000 at Septemember 30, 2004.

We believe that cash flows from operations together with our cash and cash equivalents will be sufficient to meet our commitments and our cash requirements for at least the next twelve months.  At September 30, 2004, we show a working capital deficit of $13.4 million.  However, we have a working capital surplus of $4.6 million, excluding the impact of deferred revenue at that date.  We believe adjusting our working capital for our significant amount of deferred revenue is appropriate as deferred revenue is a source of future income and these balances are typically satisfied for substantially less than the carrying value. Deferred maintenance revenues comprise the majority of our deferred revenues and our cost to perform these revenues has recently been between 30% and 35% of total maintenance revenue.

Although we do not believe that improvement will be necessary to sustain our operations, we expect cash flows from operations to improve as we begin to generate license revenue from our Fourth Shift Edition for SAP Business One product.  Further, we believe the restructuring programs begun in September 2003 should improve our cash flows from operations in 2005 and beyond.  Significant severance-related payments were made during fiscal 2004, which will be substantially less in 2005 and beyond.

Cash flows from operations are expected to improve as a result of improved operating margins, and an increase in high-margin incremental license revenue as our Fourth Shift Edition for SAP Business One product goes to market.  Further, we believe the restructuring programs begun in September 2003 should improve our cash flows from operations over time.  Significant severance-related payments were made during fiscal 2004, which will be substantially less in 2005 and beyond.  In addition, we are making efforts to reduce our lease commitments in the next year on properties related to facilities no longer in use.

Nevertheless, our debt agreement with CRP requires us to satisfy specific financial and operational covenants.  If we violate these covenants, the debt agreement provides that CRP may accelerate and require us to immediately repay the indebtedness.  In particular, we are required to maintain, at the end of each calendar quarter, a level of EBITDA generated for the trailing 12 months increasing from $7.2 million at September 30, 2005, to $16 million for the 12 month periods ending September 30, 2008 and December 31, 2008.  We are required to maintain a ratio of EBITDA to fixed charges over the same periods ranging from 0.60 currently to 1.0.  We are required to limit our capital expenditures during any 12 month period to an amount increasing from $1.6 million currently to $2.5 million for the 12 month periods ending September 30, 2008 and December 31, 2008.  Among other matters, we are prohibited without the consent of CRP (i) from incurring debt that is not expressly subordinate to the CRP debt except approximately $6 million of senior debt, (ii) from engaging in a sale of assets except in the ordinary course, (iii) from engaging in business combination transactions other than a designated amount of technology related acquisitions, and (iv) from paying dividends.

Although we are currently in compliance with all of the covenants in that agreement and expect that we will continue to comply with the covenants during the coming 12 months, we were required to renegotiate the debt agreement in the past when we expected that our operations would not satisfy the covenants.  In particular, when we restructured our operations in September 2003 to reduce expenses, we would have violated the then existing EBITDA and fix charge coverage covenants if CRP had not been willing to renegotiate them and the renegotiation caused us to have to pay increased interest and to decrease the exercise price of warrants held by CRP.  We were required to further amend the covenants in September 2004 to accommodate reduced expectations for revenue because of a longer development time frame for our Fourth Shift Edition for SAP Business One product line.  We cannot be certain that, if we were to violate the debt agreement, CRP would be agreeable to renegotiation in the future, and if it were not, we would be required to find alternative financing to repay the debt, or risk that CRP would seek to dispose of some or all of our assets to repay the debt.  We currently do not have arrangements for alternative financing, and if we were forced to obtain financing in a short period of time to avoid default, financing might not be available at all, or the terms of that financing might be very disadvantageous to us and to our stockholders.  We believe it is probable we will meet our covenants with CRP through September 30, 2005 and therefore the portion of our CRP debt with scheduled payments beyond September 30, 2005 is classified as long-term.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board published SFAS No. 123 (revised 2004), Share-Based Payment.  SFAS No. 123(R) revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based payment transactions using APB Opinion No. 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations based on the grant-date fair value of those instruments. The revised statement is effective as of the first interim period beginning after June 15, 2005.  The Company is currently determining what impact the newly issued statement will have on its results of operations and financial position.

Quantitative and Qualitative Disclosures About Market Risk

We sell products and provide services to customers in the United States, Europe, the Asia-Pacific region, and elsewhere throughout the world.  As a result, our financial results could be adversely affected by factors such as changes in foreign exchange rates or weak economic conditions in foreign markets.  Our sales are primarily made in U.S. dollars.  Nevertheless, sales in Europe, the Middle East, Africa and other countries in the Americas and the Asia-Pacific region accounted for 45% of our total revenue in 2004 and were primarily denominated in local currencies such as Australian Dollars, Pound Sterling, Euros, and Japanese Yen.  The effect of foreign currency exchange rate fluctuations versus the U.S. dollar on these revenues is largely offset to the extent expenses of our foreign subsidiaries are incurred and paid for in that same local currency.  None of these foreign operations have significant receivables, obligations or commitments, apart from intercompany amounts, denominated in currencies other than these operations’ functional currencies.

We do not utilize any derivative security instruments.  Our investments are consistent with the company’s investment policies.  Those investments are denominated in U.S. dollars.  Changes in market interest rates will not have a material impact on our financial position.

Through September 30, 2004, interest expense was not sensitive to the general levels of United States interest rates as all notes payable bear fixed interest rates.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Off-Balance Sheet Arrangements.  As of September 30, 2004, the Company did not engage in any off-balance sheet arrangements as defined in Item 303 (a) (4) of Regulation S-K promulgated by the Commission under the Securities Act of 1934, as amended that have, or are likely to have, a material current or future effect on our financial position or results of operations.

ITEM 3.                  PROPERTIES

We do not own any real property. We lease office space and some equipment.  The following table sets forth the terms of leases for our largest offices:

Location	Office Size (ft2)	Lease Expires	Approximate Annual Rent

Two Meridian Crossings Minneapolis, MN 55423	61,800	December 31, 2008	$985,800

1600 Jackson Street, #205 Golden, CO 80401	7,991	December 31, 2005	$111,500

Fourth Shift House 11 Worton Drive Reading, Berkshire RG2 0LX United Kingdom	15,400	June 24, 2006	$675,000

Goldsworth House Goldsworth Park, Woking Surrey, GU21 3LG United Kingdom	8,728	June 24, 2007	$285,000

Unit A Level 2 15 Rodborough Road Frenchs Forest NSW Australia	6,000	October 7, 2006	$104,200

302 3rd Floor Prestige Sigma No. 3, Vittal Mallaya Road Bangalore, India	4,305	May 14, 2007	$46,700

76, 1st Floor, Prestige Samrah 4/2, St. Marks Road Bangalore, India	5,783	May 30, 2007	$47,500

Software Technology Park Block-1, 2nd Floor Sector 29 Noida (U.P.) India	1,403	September 30, 2005	$41,000

27th floor The Exchange Tower #1 No. 189, Nanjing Road Heping District Tianjin, China	14,362	April 30, 2007	$130,000

Glenfield Park, Site 2 Blakewater Road Blackburn, Lancs UK	11,749	October 19, 2010	$99,400

1938 N. Woodlawn # 100 Wichita, KS 67208	12,479	October 31, 2006	$252,600

We also maintain administrative offices in Dallas, Texas. We lease additional facilities and offices for international sales operations in Paris, France; Brussels, Belgium; Johannesburg, South Africa; Singapore, Shanghai and Beijing, China.

                We believe that we currently have adequate leased space to accommodate current operations and that facilities for administrative personnel are adequate for expansion plans. We also believe that expansion space is readily available in virtually all the markets in which we operate.

ITEM 4.                  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information at December 31, 2004, about the ownership of our common stock by each person known to us to beneficially own 5% or more of our common stock, by each of our directors, and by each of our executive officers .  Because we are not subject to, and do not receive reports from significant stockholders under, Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934 we cannot be certain that we are made aware of stockholders who acquire more than 5% of our common stock .  Although we can review our list of registered holders in preparing this information, we believe that many of the significant holders of our common stock hold shares in nominee name .  Accordingly, there may be a number of beneficial holders of more than 5% of our outstanding common stock that we cannot identify.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class

Robert Ammerman Capital Resource Partners IV, L.P. 85 Merrimac Street, Suite 200 Boston, Massachusetts 02114	8,445,061	(2)	17.3%

Info-Quest SA 25 Pantou Street 17671 Kallithea, Athens, Greece	4,050,659		10.1%

Milberg Weiss Bershad & Schulman LLP One Pennsylvania Plaza 49th Floor New York, New York 10119	2,966,667		7.4%

George H. Ellis	1,279,554	(3)	3.1%

Dann V. Angeloff	314,589		*

David Samuel	70,000		*

Jeffrey Vorholt	70,000		*

Elaine Wetmore	70,000		*

Randal B. Tofteland	725,000		1.8%

David G. Latzke	650,894		1.6%

All directors and executive officers as a group (7 people)	3,180,037		7.4%

*                 Less than 1%

1                  Includes for Mr. Ellis 1,275,000 shares, for Mr. Angeloff 310,000 shares, for Mr. Samuel 70,000 shares, for Mr. Vorholt 70,000 shares, for Ms. Wetmore 70,000 shares, for Mr. Tofteland 725,000 shares, for Mr. Latzke 650,000 shares and for all directors and executive officers as a group, 3,170,000 shares that may be purchased upon exercise of options that will become exercisable upon the effective date of this Form 10.

2                  Consists of warrants to purchase 4,016,518 shares of common stock, options to purchase 97,023 shares of common stock under options that will become exercisable within the next 60 days and 4,331,540 shares of Series B Preferred Stock, initially convertible into 4,331,540 shares of common stock .  See the discussion under “Certain Transactions” below.

3                  Includes 1,377 shares held in trust or custodial or trust accounts for Mr. Ellis’ spouse and children.

ITEM 5.                  DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of SoftBrands, as of December 31, 2004, include the following persons:

Name	Age	Position

Dann V. Angeloff	69	Director

George H. Ellis	55	Chairman & Chief Executive Officer

David Samuel	42	Director

Randal B. Tofteland	45	Director, President and Chief Operating Officer

Elaine Wetmore	43	Director

Jeffrey J. Vorholt	51	Director

David G. Latzke	44	Senior Vice President, Chief Financial Officer and Secretary

Dann V. Angeloff has served as one of our directors since we were formed and served as a director of AremisSoft from April 1999 through August 2002. He is the founder and president of The Angeloff Company, a corporate financial advisory firm, a position he has held since 1976. He also currently serves as a director of Public Storage, Inc., a New York Stock Exchange listed company, Nicholas/Applegate Growth Equity Fund, Bjurman Barry Funds, Ready Pac Foods and various private companies. He is currently chairman and past president of the Southern California Chapter of the National Association of Corporate Directors. Angeloff is a former trustee of the University of Southern California and is chairman of the board of Marshall Associates, an affiliate of the University’s Marshall School of Business. He received his business and MBA degrees from the Marshall School of Business at the University of Southern California.

George H. Ellis has served as our chairman and chief executive officer and a member of our board of directors since December 2001. In October 2001, Ellis joined AremisSoft Corporation, SoftBrands’ predecessor, as chief executive officer. From April 1999 until February 2001, Ellis also served on the board of directors of AremisSoft. Previously, Ellis served as chief financial officer of Sterling Software, Inc., chief financial officer and founder of Sterling Commerce, Inc., a spin-off of Sterling Software, and executive vice president and chief operating officer of the Communities Foundation of Texas. From 1996 through 1999, he was a full-time law student and business consultant, providing consulting services to various technology-related companies. Prior to his employment with Sterling Software, Ellis served in a variety of financial management positions, primarily in the semiconductor industry. Ellis is currently a member the board of directors for NEON Systems, Inc. and PeopleSupport; the board of advisors to the law school at Southern Methodist University; and The Entrepreneurs Foundation of North Texas. Ellis is a Certified Public Accountant and an attorney in the State of Texas. He received a B.B.A. in Accounting from Texas Tech University and a J.D. from Southern Methodist University’s Dedman School of Law.

David Samuel has served as one of our directors since December 2002. Mr. Samuel has been the managing director (chief executive officer) since July 2003 of the Ideal Group SA, a company active in the information technology and office automation market in Greece, which has been public on the Athens Stock Exchange since 1990. Samuel was a director of Info-Quest SA from 2001 until 2003. He was chairman of PWS AB, a Swedish plastics company from 1998 to 2001. Samuel also served as director of Catalyst VC, an Israeli venture capital firm from 1999 to 2001. Samuel is the director designated by Info-Quest SA pursuant to the agreement with Info-Quest described under the caption “Item 7. Certain Transactions” below.

Randal B. Tofteland has been a director since August 2004, our president and chief operating officer since October 2003, was our senior vice president of manufacturing operations from December 2001 until October 2003 and was president of our manufacturing operations from the date of Fourth Shift’s acquisition by AremisSoft in April 2001 until December 2001. Mr. Tofteland joined Fourth Shift Corporation in 1997 and served as chief operating officer when Fourth Shift was acquired by AremisSoft in April 2001. He served as president of MedVision, Inc. from 1994 to 1997 and held various management roles with GE Medical Systems from 1982 to 1994.

Elaine Wetmore has served as one of our directors since August 2002. Wetmore has been the treasurer since 2003, and chief executive officer from 2001 to 2002 of the Austin Entrepreneurs Foundation, a charitable foundation, and also serves as an adjunct professor of finance and marketing at St. Edwards University. From 1998 until its sale in January 2000, she was president and chief operating officer of Knowledge Discovery One, Inc., a venture-backed technology start-up. Wetmore also served as vice president and chief financial officer of Tivoli Systems, Inc., a subsidiary of IBM, until 1998.

Jeffrey J. Vorholt has served as one of our directors since August 2002. Vorholt, a CPA and an attorney, is a visiting instructor of accountancy at Miami University (Ohio) and an adjunct professor of accountancy at Xavier University since November 2001. He was chief financial officer of Structural Dynamics Research Corporation, a public software company, from 1994 until its sale to Electronic Data Systems Corporation in November 2001. From 1991 to 1994, Vorholt was senior vice president of accounting and information systems at Cincinnati Bell Telephone Company and was senior vice president, a director and chief financial officer of Cincinnati Bell Information Systems Inc. (now Convergys) from 1991 to 1994. Vorholt also serves as a director and chairman of the Audit Committee of ABX Air, Inc.

David G. Latzke has served as our senior vice president, chief financial officer and secretary since December 2001. Latzke was also appointed chief financial officer of AremisSoft effective August 1, 2001 to replace the financial officer that resigned and served in that role until August 2002. Latzke joined Fourth Shift Corporation prior to its public offering in 1993 and was its chief financial officer until it was acquired by AremisSoft in April 2001. Prior to his tenure at Fourth Shift, Latzke was a ten-year veteran of Arthur Andersen, in its audit and business advisory group.

Classified Board

We have a “classified” board of directors, which means that approximately one-third of our directors are elected at each annual meeting of stockholders and serve for terms of three years or until their successors are elected and qualified.  The term for Mr. Ellis and Mr. Angeloff will end at our annual meeting to be held in fiscal 2005, the term for Ms. Wetmore and Mr. Tofteland will end at our annual meeting to be held in fiscal 2006, and the term for Mr. Vorholt and Mr. Samuel will end at our annual meeting to be held in fiscal 2007.

Because our bylaws prohibit the removal of a director except for “cause,” it might be difficult for an acquiring company to obtain effective control over our board directors before the lapse of two meetings of our stockholders. Therefore, our classified board of directors could render an acquisition more difficult without the participation of our board.

Committees of our Board

Our Board has three committees: An Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has a written charter. Copies of these charters are posted on our website.

Audit Committee. Our Audit Committee assists our Board in overseeing and monitoring our accounting and financial reporting processes, audits of our financial statements, the independence and performance of our independent registered public accounting firm and our compliance with legal and regulatory requirements. The Audit Committee has sole authority to appoint, determine funding for, retain and oversee our independent registered public accounting firm and to pre-approve all audit services and permissible non-audit services. It is our policy to present to the entire committee proposals for all audit services and permissible non-audit services prior to engagement.

Our Audit Committee currently consists of Mr. Vorholt (Chair), Mr. Angeloff and Ms. Wetmore, each of whom is an “independent director” within the meaning of Section 301 of The Sarbanes Oxley Act of 2002 and Nasdaq listing standards applicable to audit committees. Our Board of Directors has identified Mr. Vorholt and Ms. Wetmore as an “audit committee financial expert” within the definition recently established by the Securities and Exchange Commission.

Compensation Committee. Our Compensation Committee establishes the compensation of our executive officers, including our Chief Executive Officer, administers our stock-based benefit plans, including our 2001 Stock Incentive Plan, and makes recommendations to our Board regarding director compensation. The Compensation Committee currently consists of Mr. Angeloff (Chair) and Ms. Wetmore, each of whom is an independent director under Nasdaq listing standards.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee identifies individuals qualified to become Board members, recommends to the Board nominees to fill vacancies in membership of the Board as they occur, recommends to the Board guidelines on corporate governance, leads the Board in an annual review of its performance and recommends directors to be appointed to Board committees. Our Nominating and Corporate Governance Committee currently consists of Mr. Angeloff (Chair) and Mr. Vorholt.

We generally require that each Director be an individual of the highest character and integrity, have substantial experience which is of particular relevance to SoftBrands, have sufficient time available to devote to our affairs, and represent the best interests of all our stakeholders, including our stockholders. The Nominating Committee has discretion as to the determination of which individuals will best fit these criteria. The Nominating Committee will consider the recommendations from stockholders as to director nominations, but has absolute discretion as to whether to recommend any individual for nomination.

Other Corporate Governance Matters: Our Code of Conduct

We adopted a formal corporate compliance program, including a formal Code of Conduct, in 2002. The Code of Conduct is applicable to all of our officers, directors and employees, including our senior financial officers. It is the responsibility of any employee, officer or director to report any violations of our code of conduct to our compliance committee, and of our compliance committee to present those violations to our Audit Committee for corrective action. Our Code of Conduct is available on our website at www.softbrands.com.

ITEM 6.                  EXECUTIVE COMPENSATION

Summary Compensation Table

The cash and non-cash compensation that we have paid during the fiscal year ended September 30, 2004, or that was earned by, our Chief Executive Officer and our other executive officers is detailed in the following table.

						Long-Term Compensation
		Annual Compensation				Awards	Payouts	All Other Compen-sation
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation	Securities Underlying Options(#)	LTIP Payouts

George H. Ellis, Chairman and CEO	2004	$306,250	$380,747	(1)	$—	500,000	$—	$3,383	(2)

Randal B. Tofteland President and COO	2004	$268,750	$290,444		$—	500,000	$—	$3,383	(2)

David G. Latzke SVP, CFO & Secretary	2004	$225,000	$243,145	(1)	$—	200,000	$—	$4,290	(2)

(1)          Bonus includes, for Mr. Ellis $116,667, and for Mr. Latzke $58,333, awarded in connection with the successful AremisSoft reorganization in 2002 and paid in 2004.

(2)   Consists of company contributions to a 401(k) savings plan.

Long-Term Incentive Plan Awards/Employment Agreements

Other than our 2001 Stock Incentive Plan, we do not maintain any long-term incentive plans.

We have employment agreements with each of our executives. The employment agreements are substantially similar except with respect to compensation and severance. Each agreement provides for:

•                                          A one year term, automatically renewed unless terminated on 60 days notice;

•                                          A minimum annual salary, subject to increase by the Compensation Committee, of $260,000 for Mr. Ellis, $275,000 for Mr. Tofteland and $225,000 for Mr. Latzke;

 •            Bonus participation, plus reimbursement of expenses, vacation, standard medical and health benefits, and allowances for both tax planning and health insurance reimbursement;

•                                          If terminated by SoftBrands without cause, payment of all accrued salary and all bonuses, severance equal to a multiple of salary plus health benefits and acceleration of all non-vested stock options;

•                                          Severance equal to a higher multiple of salary plus health benefits if terminated by SoftBrands without cause, or by the executive for good reason, after a change of control;

•                                          A covenant not to compete during employment and for one year after termination; and

•                                          Confidentiality and intellectual property assignment obligations.

Mr. Ellis’s employment agreement provides that on a termination not for cause prior to a change of control, he is entitled to a one time lump sum cash payment of $400,000, and continued health benefits until the later of new employment or one year. In addition, Ellis is entitled to a severance payment of three times annual salary, plus a tax gross-up for any excise tax payable, in the event of termination after a change of control. Mr. Tofteland’s employment agreement provides that, if terminated prior to a change in control, he is entitled to continued salary payments for one year at his annual salary plus annual targeted bonus, and after a change of control, a lump sum payment equal to twice his annual salary, plus the amount of his targeted bonus. Mr. Latzke’s employment agreement provides for severance equal to one year’s salary upon termination not for cause prior to a change of control, and two times the average of his salary during the past five years after a change of control.

Stock Options

We grant options from time to time under our 2001 Stock Incentive Plan. Our Compensation Committee may grant stock options to our executive officers, other employees and consultants under the 2001 Stock Incentive Plan.

The following table provides information about options that we granted during fiscal 2004 to the executive officers named in the summary compensation table:

Option Grants in Fiscal 2004

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted To Employees in Fiscal 2004	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
					5% ($)	10% ($)
Mr. Ellis	500,000	15.8%	$1.50	2/24/14	$471,671	$1,195,307
Mr. Tofteland	500,000	15.8%	1.50	2/24/14	471,671	1,195,307
Mr. Latzke	200,000	6.3%	1.50	2/24/14	188,688	478,122

(1)

These amounts represent the realizable value of the subject options from the last sale value, as reported in the pinksheets, immediately preceding the date of grant ($1.50), until termination, without discounting to present value, assuming appreciation in the market value of the common stock from the market price on the date of grant at the rates indicated. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions.  The amounts reflected in this table may not necessarily be achieved.

The following table sets forth information with respect to options exercised during 2004 and held by our executive officers:

Aggregated Option Exercises in 2004 and Option Values as of September 30, 2004

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at September 30, 2004		Value of Unexercised In-the-Money Options at September 30, 2004 (1)

Name			Exercisable	Unexercisable	Exercisable	Unexercisable
George H. Ellis	—	$—	—	1,650,000	$—	$0
Randal B. Tofteland	—	$—	—	1,100,000	$—	$0
David G. Latzke	—	$—	—	800,000	$—	$0

(1)                All of such options were under water at September 30, 2004.

Compensation of Our Independent Directors

Each of our directors who is not also an employee receives director fees of $25,000 per annum, plus $2,000 per meeting for each of up to four meetings attended in person, and $3,500 per meeting for each meeting in excess of four attended per year. Directors also receive $1,500 for each meeting attended by conference telephone. Each member of a committee of the Board receives a fee of $1,000 per meeting, the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee receive an additional annual fee of $4,000, and the chair of the Audit Committee receives an additional annual fee of $6,000. Each outside director receives options to purchase 50,000 shares of the Company’s common stock at the then market value upon initial election to the Board, and options to purchase an additional 20,000 shares on July 31 of each year, provided they continue to serve as a director at that time.

ITEM 7.                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AremisSoft Corporation

                Background. SoftBrands was a subsidiary of AremisSoft Corporation, a company purportedly engaged in the development and international sale of software, until August 2002. SoftBrands was formed as a subsidiary of AremisSoft Corporation primarily to serve as a holding company for Fourth Shift Corporation and certain hospitality assets. Fourth Shift, a software company formed in 1984 that provided enterprise resources planning software to manufacturing concerns became our principal operating subsidiary, SoftBrands Manufacturing, Inc.

According to its filings with the SEC, AremisSoft was formed in Great Britain in the 1980s, acquired a number of small software companies engaged in developing and selling software for manufacturing, healthcare, hospitality and construction applications in the 1990s, and merged with a US shell corporation in October 1997. AremisSoft completed a public offering in the United States in April 1999 and was a public reporting company from that time until July 2002.

                AremisSoft engaged in a series of transactions prior to April 2001, primarily in Europe, the Middle East and India, as part of an “Emerging Markets Group,” that gave rise to a series of lawsuits alleging violation of securities laws starting in May 2001. In particular, in 2000 AremisSoft reported that it had entered into a contract with the Bulgarian National Health Insurance Fund that it claimed would generate revenue of $35 million, and purported to have completed a number of acquisitions in India and the Middle East. The New York Times reported in early May 2001, that it could not substantiate the existence of the Bulgarian contracts. This article resulted in a dramatic decrease in the share price of AremisSoft, the filing of several class action lawsuits and the commencement of an investigation by the Enforcement Division of the SEC against AremisSoft in late May 2001.

                In response to these events, the outside directors of AremisSoft retained in late May 2001, Davis Polk & Wardwell as outside counsel to investigate the allegations against AremisSoft on behalf of the corporation. Outside counsel sought information from the Chairman and CEO, Lycourgos Kyprianou, and the CFO, Michael Tymvious, both of whom then resided in Cyprus, in June and July 2001. No information was provided and instead, Mr. Tymvious resigned in mid-July and Mr. Kyprianou resigned on July 29, 2001. Further, M.C. Matthews, a resident of India who was purportedly the President of the Emerging Markets Group, as well as his key financial staff who purportedly compiled AremisSoft’s financial information, resigned in early August 2002.

                In early August 2002, the outside members of the board of directors of AremisSoft appointed David Latzke, who had been the Chief Financial Officer of Fourth Shift Corporation, Chief Financial Officer of AremisSoft. With Mr. Latzke’s assistance, the Board retained Deloitte & Touche, in addition to Davis Polk, to assist with a forensic investigation of AremisSoft’s finances. In part because Mr. Latzke was not comfortable with the financial information formerly reported by AremisSoft, AremisSoft did not file its Form 10-Q for the quarter ended June 30, 2001, or for any subsequent quarters. Because of the publicity regarding the pending investigation and lawsuits, and the failure to file reports, the Nasdaq suspended AremisSoft’s trading privileges in late July, and terminated those privileges in late August 2001.

                The class action lawsuits against AremisSoft were consolidated into a class action entitled In re AremisSoft Securities Litigation in the United States District Court for New Jersey in August 2001. Although several derivative suits were also filed in this period, these suits were voluntarily dismissed by the plaintiffs. In re AremisSoft Securities Litigation, which alleged damages exceeding $500,000, continued as the principal action against AremisSoft and its officers.

                On September 30, 2001, Roys Poyadjis, the individual who had functioned with Lycourgos Kyprianou as Co-CEO of AremisSoft during 1999 and 2000, and the last remaining member of senior management of AremisSoft, resigned and, based on available information, also moved to Cyprus.

                The Securities and Exchange Commission brought a civil injunctive action in Federal District Court for the Southern District of New York against AremisSoft on October 1, 2001 alleging that AremisSoft overstated the value of its contracts, revenues and acquisitions and against Mr. Kyprianou and Mr. Poyadjis for insider trading and fraud. Immediately after this filing, AremisSoft dismissed its former corporate counsel and retained new corporate counsel. AremisSoft also appointed George Ellis, who had been a director of AremisSoft in the past, as its new Chief Executive Officer. AremisSoft, under this new management, sought to cooperate with the SEC regarding this action. On October 19, 2001, the federal court issued a preliminary injunction against AremisSoft from further violations of the reporting obligations under federal securities law and against Poyadjis and Kyprianou from such violations and from destroying documents. The injunction also required the freezing of overseas assets and required the assets to be repatriated.

                Under new management, AremisSoft incorporated SoftBrands on October 15, 2001 as a vehicle to attempt to isolate the ongoing business operations of AremisSoft that had not been associated with the pre-April 2001 events and Emerging Markets Group, including principally Fourth Shift Corporation. AremisSoft also continued the forensic investigation. Under the direction of Mr. Ellis and Mr. Latzke, and after completion of the forensics work, AremisSoft reported in December 2001 that it could not substantiate roughly $89 million of the $123 million of revenue reported by AremisSoft for the year ended December 31, 2000.

                On December 13, 2001, AremisSoft contributed all of the capital stock of Fourth Shift to SoftBrands and established the board, officers and capitalization of SoftBrands. Effective December 31, 2001, AremisSoft also transferred to SoftBrands other assets of AremisSoft that new management believed were not associated with the events that occurred prior to April 2001. These assets consisted primarily of United States hospitality software operations that had been acquired in late 2000 and early 2001, and AremisSoft’s historical hospitality operations headquartered in Great Britain. SoftBrands continued as a wholly-owned subsidiary of AremisSoft until August 2002.

Bankruptcy. Starting in January 2002, management of AremisSoft met with class action counsel to attempt to resolve the pending securities class action, and met with the SEC to discuss resolution of the pending enforcement action and the potential for separating SoftBrands and resuming public reporting. In part as an outgrowth of these meetings, AremisSoft filed for protection under Chapter 11 of the Federal Bankruptcy Code on March 15, 2002. The bankruptcy filing was prompted by the size of the class action litigation and with the full participation of class action counsel. With the assistance and participation of class counsel, AremisSoft filed a Joint Plan of Reorganization on March 23, 2002 with the United States District Court for New Jersey. SoftBrands joined in the Plan of Reorganization as a proponent. This Plan of Reorganization called for the settlement of the class action litigation entitled In re AremisSoft Securities Litigation by distribution to members of the plaintiff class of (i) shares of SoftBrands and (ii) interests in a liquidating trust formed to pursue AremisSoft’s continuing claims against former officers, contractors, professionals and consultants. In July, the eligible class members approved the Plan of Reorganization and the United States District Court for New Jersey approved the Plan subject to several conditions.

                On July 22, 2002, the SEC civil injunctive action against AremisSoft was settled, and AremisSoft consented to a permanent injunction against itself, its subsidiaries (including SoftBrands) and its officers, directors and subsidiaries from violation of certain provisions of Federal Securities Law, including primarily the reporting obligations. Simultaneously, the SEC commenced, and AremisSoft consented to settlement of, an administrative proceeding revoking, in accordance with Section 12(j) of the Securities Exchange Act of 1934, the registration of AremisSoft’s common stock under Section 12(g) of that Act.

                The remaining conditions to the Plan of Reorganization were satisfied, and it became effective, on August 2, 2002. As a result of the Plan of Reorganization, SoftBrands, Inc., then a subsidiary of AremisSoft, was spun-off to former AremisSoft stockholders and class action claimants, and a liquidating trust was established to pursue additional claims that AremisSoft held against the two former officers, its accountants and certain others. In accordance with court direction, distribution of SoftBrands shares to former AremisSoft stockholders was completed in July 2003. Distribution of SoftBrands shares by class representatives to class claimants was completed in April 2004.

                In accordance with the Plan of Reorganization, SoftBrands retains a 10% interest in net collections, after expenses, by the liquidating trust. Through December 31, 2004, we had received distributions totaling $2,915,000 from the trust.

Capital Resource Partners

Effective November 26, 2002, we borrowed $20 million from Capital Resource Partners IV, L.P., an institutional investor that had no relationship with SoftBrands prior to this transaction, pursuant to a Senior Subordinated Note and Warrant Purchase Agreement and a Senior Subordinated Note that bore interest at 12.5% per annum. As partial consideration for such borrowings, we issued to CRP a warrant to purchase up to 6,956,715 shares of our common stock at a price of $.57 per share, representing 12.5% of our fully diluted equity. The note is secured by substantially all of our assets, and substantially of the assets of our principal operating subsidiaries.

                The purchase agreement includes financial covenants that require the Company to generate minimum EBITDA, maintain fixed charge coverage ratios, the levels of which increase over time, and limit operating lease and capital expenditures. Violation of these covenants would allow CRP to declare our borrowings due and to force us to repurchase its warrants. During fiscal 2003 we had a covenant violation which was subsequently waived. To remedy this violation, in November 2003 we amended the purchase agreement to, among other things, increase the interest rate to 14%, reset the financial covenants, decrease the exercise price of the warrant to $.40 and shorten the duration of the subordinated notes.

                Because CRP had the right to force us to repurchase its original warrant at market value (determined with reference to the trading price of our common stock), we were required to recognize finance expense on a quarterly basis for accounting purposes to reflect the repurchase right when the market price of our common stock increased. In order to avoid this continuing expense, on August 18, 2004 we exchanged, for CRP’s existing warrant, (i) a new warrant to purchase 4,016,518 shares of common stock at $1.06 per share that did not carry the repurchase right, and (ii) 4,335,540 shares of our Series B Convertible Preferred Stock. We recognized $1,845,000 of financing expense, net of the value assigned to the warrant, because of this exchange.

                In accordance with the purchase agreement, CRP has the right to appoint one of our directors, or to appoint a representative to attend all of our board and committee meetings. Until September 2003, CRP had appointed Robert Ammerman to our Board. Since September 2003, Mr. Ammerman has resigned and instead exercises CRP’s visitation rights to attend Board meetings. We paid CRP a total of $40,000 in director and board visitation fees during the fiscal year ended September 30, 2004 and issued to CRP director options totaling 20,000 shares. We also have an obligation under an associated agreement to allow CRP to include some of the shares it acquires on exercise of the warrants or conversion of the preferred stock in registration statements that we might file, and to file registration statements on CRP’s behalf if it so requests.

                Under the purchase agreement, CRP has the right to purchase a pro rata portion (based on its percentage ownership on a fully converted basis) of any securities we offer or sell in a private transaction, excepting options to purchase up to 8,400,000 shares of common stock. Because we have granted options for in excess of 8,400,000 shares, we have been obliged to issue to CRP options representing its pro rata portion of the excess. Through December 31, 2004, CRP had the right to receive options to purchase 232,186 shares under that provision, 207,353 of which were issued in the year ended September 30, 2004.

                During the fiscal year ended September 30, 2004, and without including the finance expense we recognized for the value of the new preferred stock and warrants or the additional options we granted, we paid CRP a total of $2,847,000 in interest, and $100,000 in costs and fees.

Agreement with Info-Quest

                Info-Quest SA is a Greek corporation that held approximately 13.5% of the outstanding shares of AremisSoft. Info-Quest had acquired these shares in several transactions in 1999 and 2000 in which it also entered into a shareholder agreement with AremisSoft that provided Info-Quest with registration rights and board visitation rights. In May 2002, while we remained a subsidiary of AremisSoft and among other things, that (i) Info-Quest will be entitled to nominate one director or appoint one observer to our Board, (ii) our Board will be composed of a majority of independent directors, (iii) Info-Quest will be entitled to demand and incidental registration rights and (iv) SoftBrands will grant to Info-Quest preemptive rights, based on the proportionate ownership by Info-Quest of SoftBrands common stock, to purchase SoftBrands securities in private offerings by SoftBrands. The agreement is intended to replace an agreement between Info-Quest and AremisSoft that had provided similar rights to Info-Quest with respect to AremisSoft.

                David Samuel has served as Info-Quest’s observer and nominee to SoftBrands’ Board of Directors since the date of that agreement.

ITEM 8.                LEGAL PROCEEDINGS

                SoftBrands and its subsidiaries are periodically engaged in litigation in the ordinary course of business, including litigation seeking return of software licensing and services fees. SoftBrands does not believe that any of such litigation is material to its ongoing operations.

ITEM 9.                                                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

                Until the effective date of this registration under Section 12(g) of the Securities Exchange Act of 1934, our common stock has not been registered under the Securities Exchange Act of 1934, and has not traded on any exchange. Our shares are traded between stockholders and third parties on an individual transaction basis and trading prices are published in the “pink sheets,” a quotation service that displays sale prices, and volume information for transactions with market makers in over-the-counter (“OTC”) equity securities. All such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

                Until class representatives distributed shares they held to class action claimants in April, 2004, although trading occurred in our shares, the NASD had imposed a “when-issued” status that rendered settlement of the trades difficult. During this period, there was not an active trading market in our shares of common stock and on many days, no trades, or virtually no trades, occurred. Because class representatives of the plaintiffs in In re AremisSoft Securities Litigation delivered shares of our common stock they held to individual class claimants on that date, trading after April, 2004 represented substantially higher volumes.

                Based on information obtained from the pink sheets, the high and low bid quotations for the common stock for each of the quarters of our fiscal years ended September 30, 2003 and September 30, 2004, and the quarter ended December 31, 2004 —the first quarter of our 2005 fiscal year—are set forth in the table below:

	Price Range
	High($)	Low($)
Quarter ended December 31, 2002(1)	.30	.25
Quarter ended March 31, 2003	2.00	.25
Quarter ended June 30, 2003	2.00	.80
Quarter ended September 30, 2003	1.20	.80

Quarter ended December 31, 2003	1.00	.80
Quarter ended March 31, 2004	2.00	.80
Quarter ended June 30, 2004	1.65	1.07
Quarter ended September 30, 2004	1.22	1.10

Quarter ended December 31, 2004	2.28	1.12

(1) Quotation information is not available prior to December 17, 2002.

As of December 31, 2004, we had 3,260 record holders of our common stock, and we estimate that we have approximately 7,700 beneficial holders. Prior to the April 2004 distribution of shares by class representatives to class members, we had fewer than 300 record holders of our common stock. This Form 10 is being filed because at the end of the year ended September 30, 2004, we had more than 500 holders of record of our common stock, and total assets of more than $10 million.

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities’ laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer: (a) with bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock and, as a result, stockholders may have difficulty selling those securities.

We are considering taking measures that we hope will allow us to achieve trading privileges on a national securities exchange such as AMEX or on Nasdaq. The filing of this Form 10 and the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934 would be a prerequisite to any such trading or quotation privileges. In addition, however, the Nasdaq and such exchanges have listing standards that must be satisfied before an application will be accepted, and although we currently satisfy many of the quantitative standards, there are several that we do not. In particular, under the listing standards under which we would apply for Nasdaq Stock Market listing, our common stock would be required to have a bid price of at least $5.00 and we would be required to have either (1) total market capitalization of at least $75 million, or (2) stockholders’ equity of $15 million. Further, the bid price and market capitalization requirements must be maintained for the 90 days prior to listing.  Our stock has traded generally in the range of $1.75 to $2.30 since December 2004, our total market capitalization fell below $75 million in late February 2005 and our net equity at September 30, 2004, was approximately $3.6 million. Under the AMEX listing requirements, we would attempt to qualify under either (1) a standard that requires us to have total market capitalization of $75 million and a bid price of at least $3.00 per share, or (2) shareholder’s equity of $4 million. The AMEX requires the bid price and market capitalization requirements to be satisfied for the five business days preceding the week in which the application is filed. Accordingly, we would need to either increase our stockholders’ equity, our market capitalization, the trading range of our stock, or some combination of these actions, to achieve listing.

We have considered, and may propose, several steps to accomplish these increases, including a reverse stock split. Any such reverse stock split would require the approval of our stockholders under Delaware law.

Equity Compensation Plan Information

The following table describes shares of our common stock that are available for purchase under outstanding options or warrants or other rights, or reserved for issuance under options, warrants or other rights that may be granted in the future, under our equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding those reflected in column (a))
Equity compensation plans approved by security holders

2001 Stock Incentive Plan (1)	9,966,000	2.21	1,404,000

Equity compensation plans not approved by security holders	0	0	0

Total	9,966,000	2.21	1,404,000

(1)                In addition to options, we may issue restricted stock awards, performance awards and other stock-based awards.

Dividends

Subject to restrictions under Delaware law and our debt agreement, dividends must be determined and declared by our Board of Directors.  We have never declared or paid a dividend and we intend to retain earnings, if any, to support our growth for the foreseeable future. We are prohibited under our debt agreement with our principal lender from paying any dividends or making any other distribution on any shares of our capital stock, or purchasing, redeeming, retiring or acquiring any shares of our capital stock, except for stock splits and dividends payable in shares of our common stock.

ITEM 10.                RECENT SALES OF UNREGISTERED SECURITIES

1.                On the August 2, 2002, effective date of the Plan of Reorganization of AremisSoft Corporation, 40,000,000 shares, constituting all of the issued shares, of SoftBrands were issued, or delivered to a disbursement agent for issuance, to Class Counsel for In re AremisSoft Securities Litigation and to former stockholders of AremisSoft Corporation. In accordance with, and pursuant to, the Plan of Reorganization,

•                                                8,066,667 shares of our common stock was issued and delivered as of August 2, 2002 to plaintiff class counsel in payment of their fees;

•                                                16,133,333 shares of our common stock was issued and delivered as of August 2, 2002 to plaintiff class counsel as representatives of, and for further distribution to, the plaintiff class; and

•                                                15,800,000 shares of our common stock was delivered as of August 2, 2002 to a disbursement agent and disbursed during the 11 months ended July 3, 2003, to former stockholders of AremisSoft Corporation who were not associated with the alleged fraud at AremisSoft.

The issuance of such shares pursuant to the Plan of Reorganization was exempt from the registration provisions of the Securities Act of 1933 by virtue of Section 1145 of the United States Bankruptcy Code.

2.                 On November 26, 2002, we sold (i) $20 million of our 12.5% Senior Subordinated Secured Note Due 2009, and (ii) a common stock Purchase Warrant to purchase 6,956,715 shares of our common stock at $.57 per share, to a single institutional investor which represented that it was accredited and sophisticated and invested only after being provided access to information relating to the Company and completing substantial due diligence. The purchase agreement included representations of the investor that the Note and the Warrant had been purchased with investment intent and the Note and Warrant contained legends noting that they cannot be transferred without registration, or an exemption from registration, under federal and applicable state securities laws. The Note and Warrant were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

3.                On November 26, 2002, we issued warrants to purchase 250,000 shares of our common stock to the placement agent that was a broker dealer who was a member of the NASD and had access to, and assisted with the formulation of information relating to the Company, and was engaged by the Company to assist us in the transaction described in paragraph 2. The placement agent represented that it was acquiring the warrants with investment intent and the warrant agreements contained legends noting that they cannot be transferred without registration, or an exemption from registration, under federal and applicable state securities laws. These warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

4.                On April 13, 2004, we issued 30,000 shares of our common stock to two former directors in consideration of services they had rendered to the Company. The certificates representing shares contained legends noting that that cannot be transferred without registration, or an exemption from registration, under federal and applicable state securities laws. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Rule 701 adopted under the Securities Act of 1933.

5.                On August 18, 2004, we exchanged 4,331,540 shares of our Series B Convertible Preferred Stock, and a Common Stock Purchase Warrant to purchase 4,016,518 shares of our common stock, for the Common Stock Purchase Warrant referred to in paragraph 2(ii) above, and amendments to the purchase agreement for the note and warrant referred to in paragraph 2. These exchanged securities were issued to the single institutional investor referred to in paragraph 2 above and the investor reaffirmed its representations as to investment intent, sophistication, access and status as an accredited investor in connection with such exchange. The exchange was completed in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 11                DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Description of SoftBrands Capital Stock

                Our Second Restated Certificate of Incorporation, as amended, authorizes 110,000,000 shares of common stock, par value $.01 per share, and 15,000,000 shares of Preferred Stock, par value $.01 per share.  The certificate provides our board of directors with the authority to set the terms and preferences of multiple series of preferred stock.  Our Board has authorized a series of 300,000 shares of Series A Preferred Stock, which is issuable under our stockholder rights plan, and 4,331,540 shares of Series B Convertible Preferred Stock, which was issued in August 2004 to our principal lender in exchange for warrants it held.  On December 15, 2004, 40,030,000 shares of our common stock were issued and outstanding, 4,331,540 shares of our Series B Convertible Preferred Stock were issued and outstanding, and no shares of our Series A Preferred Stock were issued or outstanding.  Although we have not made any decision regarding its timing or size, we are considering proposing to our stockholders a reverse stock split that would change the number of shares of our common stock that are outstanding and the corresponding conversion rate of our outstanding Series B Convertible Preferred Stock.

                The rights and preferences of our different classes and series of capital stock are described in detail in our Second Restated Certificate of Incorporation and in the Designations of Rights, Preferences and Privileges of the Series A Preferred Stock and Series B Preferred Stock.  These documents are filed as Exhibits to this Form 10 and are summarized below.  We have also filed as exhibits our 2001 Stock Incentive Plan and the form of Incentive Stock Option Agreement we have issued.

Common Stock

                The holders of our common stock:

(i) have equal rights to dividends, based on the number of shares they hold, from funds legally available for dividends, when and if our Board of Directors declares dividends, and after payment of any preferential dividends on our preferred stock;

(ii) are entitled, based on the number of shares they hold and after payment of preferences on the preferred stock, to all of the assets of SoftBrands available for distribution to holders of the common stock upon liquidation, dissolution or winding up of the affairs of SoftBrands;

(iii) do not have preemptive, subscription or conversion rights, and are not entitled to the benefits of redemption or sinking fund provisions; and

(iv) are entitled to one vote per share on all matters which stockholders may vote on at all meetings of stockholders.

The holders of our common stock do not have cumulative voting rights, which means that the holders of more than 50 percent of our outstanding voting shares could elect all of our directors, if they so choose.

Our Board of Directors has discretion as to when and if to pay dividends.  A decision to declare a dividend will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.  Due to our anticipated financial needs and future plans, we do not contemplate paying any dividends upon the common stock in the foreseeable future.

Preferred Stock

                Our Board of Directors is authorized, without a vote or other authorization from our stockholders, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and other rights and preferences, of the preferred stock.  These rights, including particularly the voting and conversion rights, could adversely affect the voting power of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of SoftBrands.

                Series A Preferred Stock.  The Series A Preferred Stock was created solely to accommodate our Rights Plan, which is described below.  Because the rights under the Rights Plan are not exercisable, and will not become exercisable until or unless a “distribution date” occurs, no shares of Series A Preferred Stock are outstanding or are expected to be outstanding.  Shares of the Series A Preferred Stock:

•      are not redeemable;

•      are entitled to a minimum preferential quarterly dividend payment of $.25 per share but will be entitled to an aggregate dividend of 100 times the dividend declared on common stock;

•      have a preference in liquidation equal to the greater of (A) a preferential liquidation payment of $100 per share plus all accrued and unpaid dividends, or (B) an aggregate payment of 100 times the payment made per Common Share;

•      have 100 votes, voting together with the common stock, on all matters presented to stockholders; and

•      in the event of any merger, consolidation or other transaction in which Common stock is exchanged, are entitled to receive 100 times the amount received per share of common stock.

Because of the nature of the dividend, liquidation and voting rights of the Series A Preferred Stock, the value of the one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

Series B Preferred Stock.  On August 18, 2004, we created and issued a series of 4,331,540 shares of Series B Convertible Preferred Stock.  The shares of Series B Convertible Preferred Stock, together with new warrants to purchase 4,016,518 shares of common stock at $1.06 per share, were issued in consideration of the cancellation of warrants held by the lender to purchase 6,956,715 shares of common stock at a price of $.40 per share.  Shares of the Series B Convertible Preferred Stock:

•       vote on an “as-if-converted” basis with our common stock, but have special voting rights to approve, by a majority vote, a liquidation, merger or consolidation of SoftBrands, the sale of all, or substantially all, of our assets, any amendment to our Certificate of Incorporation or Bylaws that adversely effects the rights of the holders of Series B Convertible Preferred Stock, or the creation of any senior class of preferred stock;

•       have a preference in liquidation over the common stock of $1.06 per share, plus accumulated and unpaid dividends, or if greater, the amount a holder of the number of shares of common stock into which the Series B Convertible Preferred Stock is then convertible would receive;

•       are convertible at a holder’s option into shares of common stock at an initial rate of one share of common stock for each share of Series B Convertible Preferred Stock, subject to adjustment; and

•       automatically convert into common stock if we complete a public offering of in which we raise net proceeds of at least $25 million, our market capitalization is at least $100,000,000 and the public offering price is at least $2.00, or if we meet market trading tests.

We are obligated, under the Investor Rights Agreement described below, to file a registration statement including shares of common stock, or to include shares of common stock in a registration we file, that are acquired on conversion of the Series B Preferred Stock and upon exercise of the warrants we issued to our lender.

Stock Option Plan

                On December 13, 2001, our Board of Directors adopted the SoftBrands, Inc. 2001 Stock Incentive Plan, reserving a total of 8,400,000 shares of our common stock for issuance in accordance with grants under the plan to employees, directors, consultants or other persons providing valuable services to SoftBrands.  We amended the plan in 2003 to increase the number of shares that may be issued under the Plan to 11,400,000.  Although the Incentive Plan provides authority to the committee that administers the plan to grant both incentive stock options and options that do not qualify as incentive stock options, restricted stock, stock appreciation rights, dividend rights and other forms of stock benefits, most of the benefits that we have granted under the plan are incentive stock options.

                All of the options that we have granted are for a term of ten years and are not currently exercisable, but become exercisable seven years from the date of grant.  The options “accelerate,” so that they become currently exercisable on a vesting schedule when our common stock is registered under the Exchange Act.  Accordingly, all of the options will accelerate when the registration under this Form 10 becomes effective.  After acceleration, our employee options will be vested and exercisable with respect to 25% of the shares under each option multiplied by the number of years they have been outstanding.   Some of the options we have granted to our officers will be exercisable with respect to 33% of the shares subject to the option multiplied by the number of years outstanding, and the options we granted to directors will be exercisable with respect to 33% plus an additional 33% for each year outstanding, up to a maximum of 100%.

                We currently have options to purchase 9,966,000 shares of common stock outstanding under the plan, and estimate that options to purchase approximately 4,389,000 will be exercisable when the Form 10 becomes effective.

Rights Plan

                Effective November 26, 2002, our Board of Directors adopted a Rights Agreement.  The Rights Agreement has the effect of making an acquisition of more than a 10% interest in our voting stock difficult without involving our board of directors.  The description and terms of the rights are set forth in the Rights Agreement dated November 26, 2002 between SoftBrands and Wells Fargo Bank Minnesota, National Association, as rights agent.  We have filed a copy of the Rights Agreement with this Form 10.

                Effective November 26, 2002, we declared a dividend under the Rights Agreement of one preferred stock purchase right for each outstanding share of our common stock.  The dividend was payable on November 26, 2002 to stockholders of record on that date.  Each share of common stock that we issue after that date is automatically accompanied by one preferred stock purchase right.

                Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock at a price of $15.00 per one-hundredth of a share, subject to adjustment.

                Initially, the rights attach to all certificates representing common stock and no separate right certificates are distributed.  The rights will separate from our common stock, and a “Distribution Date” for the rights will occur upon the earlier of:

(i)            the tenth business day following the commencement of, or public announcement of a person’s intention to commence, a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming an “Acquiring Person” (i.e., has become, subject to certain exceptions, the beneficial owner of 10% or more of our outstanding Common Shares) (or such later date as may be determined by our Board of Directors prior to a person or group of affiliated or associated persons becoming an Acquiring Person);

(ii)           the date of a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person”; and

(iii)          the date on or after a public announcement that (A) we will consolidate with or merge with or into another corporation or person, or (B) another person will consolidate with or merge with or into SoftBrands, or (C) we intend to sell 50% or more of our assets or earning power.

                We have excluded from the definition of “Acquiring Person:

•       Our wholly-owned subsidiaries, employee benefit plans and persons holding voting shares pursuant to benefit plans, or who acquired voting shares through a stock purchase program or self-tender offer;

•       Persons who acquired shares under the Plan of Reorganization of AremisSoft, or the Liquidating Trust, to the extent they do not acquire additional shares;

•       Our principal lender.

                Until the Distribution Date,

(i)            the rights will be evidenced by the common stock certificates and will be transferred with and only with shares of the common stock;

(ii)           new common stock certificates issued upon transfer or new issuance of common stock will be issued with rights and will contain a notation incorporating the Rights Agreement by reference; and

(iii)          the surrender for transfer of any common stock certificate, also will constitute the transfer of the rights associated with the common stock represented by the certificate.

Our transfer agent will mail separate certificates evidencing the rights to holders of record of our common stock as promptly as possible after a Distribution Date.

                The rights are not exercisable until the Distribution Date.  The rights will expire on October 16, 2012, unless we extend, redeem or exchange them.

                The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the rights, are subject to adjustment:

(i)            in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

(ii)           upon the grant to holders of the Series A Preferred Stock of rights, options or warrants to subscribe for or purchase shares or convertible securities at less than the then current market price of the preferred stock; or

(iii)          upon the distribution to holders of the Series A Preferred Stock of securities or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) (other than those described in clause (ii) of this paragraph); and

(iv)          in the event of a stock split of the common stock, a stock dividend on the common stock payable in common stock, or subdivisions, consolidations, combinations or reclassifications of the common stock occurring, in any such case, prior to the Distribution Date, redemption date or rights expiration date.

                If any person or group of affiliated or associated persons becomes an Acquiring Person in a transaction in which SoftBrands survives, then each holder of a right, other than rights beneficially owned by the Acquiring Person, will have the right to receive, upon exercise of the right at the then current exercise price, one one-hundredth of a share of Series A Preferred Stock having a market value of two times the exercise price of the right, subject to possible adjustments.  If SoftBrands is acquired or sells more than half its assets while there is an Acquiring Person, outstanding rights (other than rights held by the Acquiring Person) will become rights to receive, upon exercise, shares of the acquiring company having a market value of two times the exercise price of the right.

                In certain events specified in the rights agreement, we are permitted temporarily to suspend the exercisability of the rights.

                At any time prior to a person becoming an Acquiring Person, our Board of Directors may redeem the rights at a price of $.005 per right, payable in cash, common stock, Preferred Stock, other equity securities, debt securities, property or any combination chosen by our Board of Directors.

                At any time during the period 180 days after a Person or group of affiliated or associated Persons becomes an Acquiring Person, our Board of Directors may exchange all, but not less than all, of the Rights (other than Rights which have become void under the terms of the Rights Agreement) for Common Shares, one one-hundredths of Preferred Shares, debt securities, property or any combination thereof having an aggregate current market price equal to the result obtained by multiplying the current market price per Common Share on the date of the exchange by the number of Common Shares for which a Right is exercisable and subtracting from such product the Exercise Price.

                Until a Right is exercised, the holder will have no rights as a stockholder.

ITEM 12.               INDEMNIFICATION OF DIRECTORS AND OFFICERS

                Article 6 of our certificate of incorporation provides that the personal liability of our directors will be eliminated to the fullest extent permitted by law.  Under Section 102(b)(7) of the Delaware General Corporation Law, a director is not personally liable to SoftBrands or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•       for any breach of the director’s duty of loyalty to SoftBrands or our stockholders;

•       for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•       under Section 174 of the Delaware General Corporation Law providing for personal liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions; and

•       for any transaction from which a director derived an improper personal benefit.

                Article 6 of our bylaws provides for indemnification of directors and officers to the fullest extent permitted by Delaware law and provides for the advancement of expenses to such officers and directors. Section 145 of the Delaware General Corporation Law contains detailed provisions for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation.  We also maintain liability insurance coverage for our directors and officers.

                On January 1, 2002, we entered into indemnification agreements with our executive officers that obligate us to indemnify them to the fullest extent permitted by laws of the State of Delaware for expenses, damages, losses, liabilities, judgments, fines, liens, costs, assessments, penalties, and amounts paid in settlement relating to, resulting from or arising out of any act or failure to act by the officer in his or her capacity as one of our officers or directors, or as a director or officer of one of our subsidiaries.  To be entitled to indemnity, the officer must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.  The agreements provide procedures for assertion of indemnity, advancement of expenses, and other matters and last for a period of ten years.

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SoftBrands, Inc.

Consolidated Financial Statements

September 30, 2004 and 2003 and

December 31, 2002

SoftBrands, Inc.

Index

September 30, 2004 and 2003 and December 31, 2002

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of SoftBrands, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive loss and cash flows present fairly, in all material respects, the financial position of SoftBrands, Inc. and its subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

December 3, 2004

SoftBrands, Inc.

Consolidated Balance Sheets

September 30, 2004 and 2003

(in thousands, except per share data)	2004	2003

Assets
Current assets
Cash and cash equivalents	$9,719	$8,976
Accounts receivable, net	6,289	6,528
Prepaid expenses and other current assets	1,224	2,094
Total current assets	17,232	17,598
Furniture, fixtures and equipment, net	2,382	3,432
Restricted cash	846	788
Goodwill	22,947	22,947
Intangible assets, net	7,917	12,591
Other long-term assets	1,127	1,770
Total assets	$52,451	$59,126
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt and capital leases	$547	$1,083
Accounts payable	2,169	4,375
Accrued expenses	6,775	6,352
Accrued restructuring costs	1,214	3,343
Deferred revenue	18,014	17,586
Other current liabilities	1,892	1,643
Total current liabilities	30,611	34,382
Long-term debt and capital leases	17,675	17,593
Mandatorily redeemable common stock warrant		3,990
Other long-term liabilities	594	1,470
Total liabilities	48,880	57,435
Commitments and contingencies (Note 11)
Stockholders’ equity
Series A and undesignated preferred stock, $0.01 par value; 10,668 and 15,000 shares authorized, respectively; no shares issued or outstanding
Series B convertible preferred stock, $0.01 par value; 4,332 shares authorized, issued and outstanding at September 30, 2004; liquidation value of $4,591	5,068
Common stock, $0.01 par value; 110,000 shares authorized; 40,030 and 40,000 shares issued and outstanding, respectively	400	400
Additional paid-in capital	172,497	168,701
Accumulated other comprehensive loss	(1,146)	(630)
Accumulated deficit	(173,248)	(166,780)
Total stockholders’ equity	3,571	1,691
Total liabilities and stockholders’ equity	$52,451	$59,126

The accompanying notes are an integral part of these consolidated financial statements.

SoftBrands, Inc.

Consolidated Statements of Operations

Year Ended September 30, 2004, Nine-Month Period Ended September 30, 2003 and Year Ended December 31, 2002

(in thousands, except per share data)	Year Ended September 30, 2004	Nine-Month Period Ended September 30, 2003	Year Ended December 31, 2002

Revenue
Software licenses	$9,094	$7,676	$10,802
Maintenance	44,054	32,854	43,004
Professional services	12,833	11,054	19,365
Third-party software and hardware	3,194	2,291	5,071
Total revenue	69,175	53,875	78,242
Cost of revenues
Software licenses	5,107	6,350	3,954
Maintenance	14,596	10,471	13,717
Professional services	10,691	12,400	17,685
Third-party software and hardware	2,387	1,646	3,551
Total cost of revenues	32,781	30,867	38,907
Gross profit	36,394	23,008	39,335
Operating expenses
Selling, general and administrative	26,565	25,061	33,456
Research and product development	8,555	6,520	6,838
Restructuring related charges (Note 4)	950	2,254	548
Total operating expenses	36,070	33,835	40,842
Operating income (loss)	324	(10,827)	(1,507)
Interest expense	(4,146)	(2,612)	(614)
Change in value of mandatorily redeemable common stock warrant and loss on exchange (Note 9)	(4,936)	(457)	201
Other income, net	181	445	160
Loss from continuing operations before provision for income taxes	(8,577)	(13,451)	(1,760)
Provision for income taxes	230	550	350
Loss from continuing operations	(8,807)	(14,001)	(2,110)
Discontinued operations
Income (loss) from operations, net of tax	2,339		(5,574)
Gain on disposal			357
Income (loss) from discontinued operations	2,339		(5,217)
Net loss	$(6,468)	$(14,001)	$(7,327)
Basic and diluted (loss) earnings per common share
Continuing operations	$(0.22)	$(0.35)	$(0.05)
Discontinued operations	0.06		(0.13)
Net loss	(0.16)	(0.35)	(0.18)
Weighted average basic and diluted shares outstanding	40,015	40,000	40,000

The accompanying notes are an integral part of these consolidated financial statements.

SoftBrands, Inc.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Loss

Year Ended September 30, 2004, Nine-Month Period Ended September 30, 2003 and Year Ended December 31, 2002

	Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity	Comprehensive Loss
(in thousands)	Shares	Amount	Shares	Amount

Balances at December 31, 2001			39,192	$392	$156,408	$41	$(145,452)	$11,389
Warrants issued to nonemployee					80			80
Cancellation of Former Parent common stock			(39,192)	(392)	392
Recapitalization upon reverse spinoff			15,800	158	(158)
Issuance of stock in settlement			24,200	242	11,979			12,221
Foreign currency translation adjustment						(440)		(440)	$(440)
Net loss							(7,327)	(7,327)	(7,327)
Balances at December 31, 2002			40,000	400	168,701	(399)	(152,779)	15,923	$(7,767)
Unrealized gain on marketable securities						13		13	$13
Foreign currency translation adjustment						(244)		(244)	(244)
Net loss							(14,001)	(14,001)	(14,001)
Balances at September 30, 2003			40,000	400	168,701	(630)	(166,780)	1,691	$(14,232)
Common stock issued to nonemployees			30		35			35
Exchange of warrants for Series B convertible preferred stock	4,332	$5,068			3,761			8,829
Foreign currency translation adjustment						(516)		(516)	$(516)
Net loss							(6,468)	(6,468)	(6,468)
Balances at September 30, 2004	4,332	$5,068	40,030	$400	$172,497	$(1,146)	$(173,248)	$3,571	$(6,984)

The accompanying notes are an integral part of these consolidated financial statements.

SoftBrands, Inc.

Consolidated Statements of Cash Flows

Year Ended September 30, 2004, Nine-Month Period Ended September 30, 2003 and Year Ended December 31, 2002

(in thousands)	Year Ended September 30, 2004	Nine-Month Period Ended September 30, 2003	Year Ended December 31, 2002

Cash flow from operating activities
Loss from continuing operations	$(8,807)	$(14,001)	$(2,110)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) continuing operations
Depreciation and amortization	6,825	5,215	5,395
Change in value of mandatorily redeemable common stock warrant and loss on exchange	4,936	457	(201)
Noncash interest expense	1,202	641	71
Impairment of intangible assets		2,498
Restructuring related charges	950	2,254	548
Provision for doubtful accounts	497	770	785
Other, net	99	(112)	(245)
Change in operating assets and liabilities, net of effect of acquisitions and divestitures
Accounts receivable, net	(12)	(15)	(922)
Prepaid expenses and other current assets	939	408	(266)
Accounts payable	(2,381)	384	1,573
Accrued expenses	(132)	(2,689)	1,250
Accrued restructuring costs	(3,190)	(1,032)	(2,755)
Deferred revenue	236	(394)	(3,614)
Other current liabilities	55	544	259
Other long-term assets and liabilities	(927)	537	720
Net cash provided by (used in) continuing operations	290	(4,535)	488
Net cash provided by (used in) discontinued operations	2,915		(7,638)
Net cash provided by (used in) operating activities	3,205	(4,535)	(7,150)
Cash flow from investing activities
Purchases of furniture, fixtures and equipment	(911)	(1,152)	(1,891)
Capitalized software development costs	(120)	(1,661)	(344)
Acquired technology and other intangibles		(1,185)	(4,590)
Sale of marketable securities			601
Cash paid for business acquisition			(60)
Net cash used in continuing operations	(1,031)	(3,998)	(6,284)
Net cash provided by discontinued operations			161
Net cash used in investing activities	(1,031)	(3,998)	(6,123)
Cash flow from financing activities
Repayment of long-term debt and capital leases	(1,101)	(842)	(945)
Capitalized financing costs	(52)		(1,861)
Proceeds from issuance of long-term debt and mandatorily redeemable common stock warrant			20,363
Net cash (used in) provided by financing activities	(1,153)	(842)	17,557
Effect of exchange rates on cash balances	(278)	(152)	(475)
Change in cash and cash equivalents	743	(9,527)	3,809
Cash and cash equivalents
Beginning of period	8,976	18,503	14,694
End of period	$9,719	$8,976	$18,503

(in thousands)	Year Ended September 30, 2004	Nine-Month Period Ended September 30, 2003	Year Ended December 31, 2002

Supplemental cash flow information
Cash paid (refunded) during each period for
Interest	$2,944	$1,971	$344
Income taxes	196	(149)	250
Noncash investing and financing activities
Reduction in exercise price of mandatorily redeemable common stock warrant	149
Capitalized financing costs included in accounts payable	50
Acquired technology and other intangibles financed with long-term debt		964
Unrealized gain on marketable securities		13
Issuance of stock in settlement			12,221
Capital lease obligations incurred			390
Business acquisition financed with long-term debt			265
Warrant issued to nonemployee			80

The accompanying notes are an integral part of these consolidated financial statements.

SoftBrands, Inc.

Notes to Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2002

(in thousands, except per share data)

1.                          Nature of Business and Company Operations

SoftBrands, Inc. (the “Company”) develops software products that streamline and enhance an organization’s ability to manage and execute mission-critical functions such as accounting, purchasing, manufacturing, customer service and sales and marketing.  The Company sells its products to customers primarily in the middle-market manufacturing and hospitality industries.

The Company is subject to risks and uncertainties including dependence on information technology spending by customers, concentration of customers in a limited number of industries, fluctuations of quarterly results, a lengthy and variable sales cycle, dependence on key personnel, dependence on principal products and third-party technology, rapid technological change, actions of competitors, availability of capital, international operations and expansion.

Periods Presented and Year End Change

During 2003, the Company changed its year end to September 30 from December 31.  Accordingly, the consolidated financial statements reflect the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002.  See Note 15 for a presentation of transition period financial data for the nine-month periods ended September 30, 2003 and 2002.

Basis of Presentation

SoftBrands, Inc. was incorporated on October 16, 2001, as a wholly owned subsidiary of AremisSoft Corporation (the “Former Parent”) to consolidate the ongoing vertical-market software operations of the Former Parent and to separate those operations from other activities that had been conducted through the Former Parent’s Cyprus subsidiary and under the Former Parent’s “Emerging Markets Group.”  On December 13, 2001, the Former Parent contributed to the Company all of the capital stock of Fourth Shift Corporation (“Fourth Shift”), a worldwide supplier of enterprise resource planning and e-business software, that had been acquired by the Former Parent in April 2001.  Effective December 31, 2001, the Former Parent contributed to the Company the operating assets, liabilities and personnel of AremisSoft Hospitality (US), Inc. (the United States hospitality operations of the Former Parent) and AremisSoft (UK) Plc (the Former Parent’s United Kingdom operating subsidiary) related to its hospitality and manufacturing software operations.

In August 2002, the Former Parent spun off the Company.  However, because all of the principal operations of the pre-spin entity were contained in the Company, from an accounting and financial reporting standpoint, this transaction was treated as a “reverse spinoff” pursuant to Emerging Issues Task Force (“EITF”) Issue No. 02-11, Accounting for Reverse Spinoffs.  This had the financial reporting consequence of presenting the Company’s financial statements as if it had spun off its Former Parent.  As a result, the accumulated deficit and additional paid-in capital reflect the cumulative losses of the Former Parent and the non-SoftBrands businesses which were shut down in 2001.

The remaining obligations of the Former Parent are included in the Company’s balance sheet at September 30, 2004, as a liability related to discontinued operations.  The liability represents lease commitments and other costs associated with the Former Parent’s bankruptcy and clean-up efforts.  The loss from discontinued operations in the year ended December 31, 2002, reflects certain legal and other costs associated these efforts up through the time of the spinoff in August 2002.  The income from discontinued operations in the year ended September 30, 2004, reflects proceeds from the liquidating trust of the Former Parent (see below), net of additional costs associated with ongoing clean-up efforts.

The Consolidated financial statements include the accounts of SoftBrands, Inc. and all of its subsidiaries.  All significant intercompany balances and transactions within the Company have been eliminated in consolidation.

The Company’s reportable segments are SoftBrands Manufacturing (“Manufacturing”) and SoftBrands Hospitality (“Hospitality”).

The Former Parent’s Petition for Reorganization Under Chapter 11

On March 15, 2002, the Former Parent filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of New Jersey.  At the time of the filing, the Former Parent and the class counsel had entered into a memorandum of understanding outlining plans to settle the pending securities class action litigation through distribution of shares of the Company, and participation in a liquidating trust of the Former Parent (see below), through the bankruptcy.  The Former Parent filed a Plan of Reorganization containing such terms, in which the Company participated as a plan proponent, shortly afterward (on March 23, 2002).  On July 1, 2002, the Plan of Reorganization was confirmed by the Federal District Court for the District of New Jersey and the Plan was effective as of August 2, 2002.  The bankruptcy filing implemented the Plan of Reorganization, which settled the securities class action plaintiffs’ claims against the Former Parent.

Under the Plan of Reorganization, all secured and unsecured claims against the Former Parent were to be paid in full.  As of August 2, 2002, the Former Parent surrendered all of its shares in the Company for cancellation and the Company issued 24,200 shares of its common stock, valued at $12,221, to class counsel as representatives for further distribution to class counsel and class members in securities litigation against the Former Parent settled through the bankruptcy.  The Company valued these shares based on an independent appraisal.  In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, a liability for this amount was recorded in 2001 as this was the period in which the claim arose.  The Company also issued 15,800 shares of its common stock to a disbursing agent for delivery to former shareholders of the Former Parent as of June 28, 2002.  The Former Parent entered into a liquidating trust agreement pursuant to which the trust is entitled to any and all of the proceeds from the Former Parent’s litigation claims and sale of certain other assets of the Former Parent.  Securities class action plaintiffs are entitled to all of the beneficial interests in the liquidating trust, but the Company will be entitled to 10% of the net distributions from the trust.  In December 2003, the Company received a distribution from the trust, which was reported as income from discontinued operations, net of expenses.  Future receipts of cash, if any, will also be accounted for as income from discontinued operations.

No change in the Company’s basis of accounting (fresh start accounting) resulted from this bankruptcy as the Former Parent’s reorganization value of the assets was more than the total of all post-petition liabilities and allowed claims.

Condensed financial statements of the Former Parent are not included herein as the activities are not significant.  See Note 5 for discussion regarding the discontinued operations of the Former Parent.

2.                          Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid and short-term investments purchased with an original maturity of three months or less to be cash equivalents.  Short-term investments consist principally of government securities and money market instruments and are stated at cost, which approximates fair value due to the short maturity of these instruments.

The Company had $2,237 and $2,403 worth of RMB (the currency of the People’s Republic of China) at September 30, 2004 and 2003, respectively.  The Chinese government considers portions of RMB balance to be undistributed earnings which contain temporary or permanent restrictions to converting to US dollars.  These amounts are reflected in cash and cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are initially recorded at fair value upon the sale of software licenses or services to customers.  The Company maintains an allowance for doubtful accounts at an amount estimated to be sufficient to provide adequate protection against losses resulting from extending credit to the Company’s customers.  In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the general economic environment, the need for specific client reserves and the aging of the Company’s receivables.  This provision is included in operating expenses as a general and administrative expense in the statement of operations.  A considerable amount of judgment is required in assessing these factors.  If the factors utilized in determining the allowance do not reflect future performance, then a change in the allowance for doubtful accounts would be necessary in the period such determination is made, impacting future results of operations.

Marketable Securities

The Company accounts for marketable securities in accordance with provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.  Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.  At September 30, 2004 and 2003, all marketable securities held by the Company were classified as available-for-sale and totaled $18 (included in prepaid expenses and other current assets).  Available-for-sale securities are carried at fair value as determined by quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity.  The unrealized gain on these securities was $13 at September 30, 2004.

Inventories

Inventories, which consist of third-party computer hardware held for resale in conjunction with the Company’s software, third-party software held for resale, computer software media, instruction material and packaging, are stated at the lower of cost or market.  At September 30, 2004 and 2003, inventory totaling $118 and $157, respectively, was included in prepaid expenses and other current assets.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives that range from three to five years.  Leasehold improvements are depreciated over the shorter of the asset lives or the underlying lease term.  Upon retirement or disposition, cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations.  Maintenance and repairs are expensed as incurred.  Depreciation expense for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, was $1,969, $1,796 and $2,285, respectively.

Restricted Cash

Restricted cash is pledged to support facility leases and an employee corporate credit card program.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, was being amortized through December 31, 2001, on the straight-line basis over five years.  On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets.  Under this new statement, the Company no longer amortizes goodwill, but instead tests goodwill for impairment on at least an annual basis.

In accordance with SFAS No. 142, the Company evaluates the carrying value of goodwill at the end of its fiscal year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.  When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to its carrying amount, including goodwill.  If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured.  The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount.  In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values.  The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill.  An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.  The Company’s September 30, 2004 and 2003 and December 31, 2002, evaluations of goodwill in accordance with SFAS No. 142 resulted in no impairment losses.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates the recoverability of long-lived assets and identifiable intangibles not held for sale whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.  Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset.  The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it.  Should the sum of the expected future cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized.  The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset.  The fair value is measured based on quoted market prices, if available.  If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Certain long-lived and intangible assets of the Hospitality segment were impaired during the nine-month period ended September 30, 2003, primarily as a result of the restructuring and change in market focus as more fully described in Note 4.  These impairments included $896 from technology acquired in May 2003 (Note 6).  The impairments also included $1,236 of capitalized software development costs and $366 of other acquired technology.  As all of these intangible assets related to current product technologies, the impairment charges were included in cost of revenues - software licenses.  In addition, $286 of fixed assets were impaired and included in restructuring related charges.

No impairment of long-lived and intangible assets occurred during the years ended September 30, 2004 and December 31, 2002.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.  Cash equivalents are due within three months and are readily convertible into cash.

The Company grants credit to customers in the ordinary course of business.  Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different industries and geographic areas.  At September 30, 2004 and 2003, no individual customer represented a significant portion of the accounts receivable balance.  The Company had one customer that represented 11% of accounts receivable at December 31, 2002.

Revenue Recognition

The Company generates revenues from licensing software and providing post-contract customer support (“maintenance”) and other professional services.  The Company uses written contracts or purchase orders to document the elements and obligations of arrangements with its customers.  Arrangements that include the licensing of software typically include customer support and other professional services.  Customer support includes the right to unspecified upgrades on a when-and-if-available basis and ongoing technical support.  Other professional services may include training, installation, consulting and project management services.

The Company recognizes revenue in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the AICPA.  The Company also recognizes revenue in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, Revenue Recognition.  Revenue under multiple-element arrangements, which may include several software products, services, third-party software, hardware and customer support sold together, is allocated to each element based upon the residual method in accordance with SOP 98-9.  Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized as discussed below.  The Company has established sufficient vendor-specific objective evidence of fair value for customer support and other professional services based upon the price charged when these elements are sold separately.  Accordingly, software license fees are recognized as revenue upon delivery under the residual method in arrangements in which the software is licensed with other elements, provided the undelivered elements of the arrangements are not essential to the functionality of the delivered software and all other criteria for revenue recognition are met.

The Company recognizes software license fees upon execution of the signed contract, shipment of the software to the customer, determination that the software license fees are fixed or determinable, determination that there are no uncertainties surrounding product acceptance, and determination that the collection of the software license fees is probable.  In software arrangements in which the Company does not have vendor-specific objective evidence of fair value for undelivered elements, revenue is deferred until fair value is determined or all elements have been delivered.  Customer support revenues are recognized ratably over the term of the arrangement, generally one year, on a straight-line basis.  The Company recognizes software license revenue upon acceptance by the customer, which is normally the date of shipment.  The other professional services elements of a software arrangement are typically accounted for separately as the services are performed.  The Company records revenue upon the resale of third-party software licenses and hardware at the gross amount of the sale and records the associated cost as cost of revenues.  The Company does not have minimum sales commitments under any of these arrangements.

In those instances where the services are essential to the functionality of any other element of the arrangement, contract accounting is applied, generally using the percentage-of-completion method.  The timing of revenue recognition on such contracts is based on the number of labor hours incurred for the contract compared to total estimated labor hours for the contract.  These estimates are reviewed periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are made cumulative to the date of the change.  Estimated losses on such contracts are recorded in the period in which the losses become known.  In circumstances where the Company is unable to reasonably estimate total labor hours for the contract, the completed-contract method of accounting is utilized.  All costs and related revenues are reported as deferred items on the balance sheet until completion of the contract.

Deferred revenue consists of license, maintenance and service revenue.  At September 30, 2004 and 2003, the amounts included in deferred revenue for contract accounting were not significant.

Advertising Expense

The Company expenses advertising costs as incurred.  Advertising expenses of approximately $750, $623 and $823 were charged to operations during the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.

Research and Product Development

The Company generally expenses research and product development costs as incurred; however, some costs qualify for capitalization, as noted below.  Such costs are required to be expensed until the point that technological feasibility of the software is established.  Technological feasibility is determined after a working model has been completed.  The Company’s research and product development costs primarily relate to software development during the period prior to technological feasibility and costs to maintain existing products.

Capitalization of development costs begins upon the establishment of technological feasibility, limited to the net realizable value of the software product, and ceases when the software product is available for general release to customers.  Amortization begins after general release, is computed on each product based upon the greater of the amount computed on a units sold basis (ratio of gross product revenue to anticipated future gross revenue for that product) or straight-line basis over the remaining estimated economic life of the product, and is recorded in cost of revenues - software licenses.  The Company capitalized $120, $1,661 and $344 of development costs during the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.

Acquired Technology

The Company capitalizes expenditures for acquired software and related licensing rights, which it expects to benefit from in future years.  Amortization is computed based upon the greater of the amount computed on a units sold basis (ratio of gross product revenue to anticipated future gross revenue for that product) or straight-line basis over the remaining estimated economic life of the product, and is recorded in cost of revenues - software licenses.

Income Taxes

Prior to the spinoff from the Former Parent in August 2002, the Company did not file separate tax returns, but rather was included in the income tax returns filed by the Former Parent.  The income tax disclosures reflect the tax attributes of the Company that were transferred with the spinoff or created subsequent to the spinoff.  The tax attributes of the Former Parent did not transfer to the Company following the August 2002 spinoff.  The Company accounts for income taxes under the liability method of accounting under SFAS No. 109, Accounting for Income Taxes.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

Debt Discounts and Offering Costs

The Company accounts for debt discounts in accordance with Accounting Principles Board (“APB”) Opinions 12 and 14, which require the original issue discount to be amortized over the life of the debt using the interest method.  The debt is presented net of the unamortized discount (Note 9).  The interest method reflects an increasing level of amortization each year such that the annual charge is a constant percentage of the then current outstanding carrying value of the debt.  Offering costs are also amortized using the effective interest rate method and are included in other long-term assets.

Mandatorily Redeemable Common Stock Warrant

Prior to its cancellation in August 2004 (Note 9), the Company classified the mandatorily redeemable common stock warrant associated with the Capital Resource Partners IV, L.P. (“CRP”) debt (Note 9) as a liability in accordance with EITF Issue No. 88-9, Put Warrants.  This put warrant was considered a derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, due to the net cash settlement feature.  Accordingly, the put warrant was maintained at its fair value with increases or decreases reflected as non-operating expense or income in the statements of operations.

Stock-Based Compensation

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.  Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the stock.  The Company accounts for stock-based compensation to nonemployees using the fair value method prescribed by SFAS No. 123.  The Company has implemented the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure.

Pro forma net loss for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, was as follows:

	2004	2003	2002

Net loss, as reported	$(6,468)	$(14,001)	$(7,327)
Add: Stock-based employee compensation expense included in reported net loss
Deduct: Total stock-based compensation expense determined under fair value based method for all rewards	(929)	(736)	(4,335)
Pro forma net loss	$(7,397)	$(14,737)	$(11,662)

Basic and diluted loss per common share
As reported	$(0.16)	$(0.35)	$(0.18)
Pro forma	(0.18)	(0.37)	(0.29)

Foreign Currency Translation

The Company’s foreign assets and liabilities are translated at year-end exchange rates, and revenues and expenses included in the consolidated statements of operations are translated at average exchange rates prevailing during those periods.  Translation adjustments are included in accumulated other comprehensive income (loss) in the consolidated balance sheets.

Comprehensive Income (Loss)

Comprehensive income (loss), as defined by SFAS No. 130, Reporting Comprehensive Income, includes net income (loss) and items defined as other comprehensive income (loss).  SFAS No. 130 requires that items defined as other comprehensive income (loss), such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities, be separately classified in the financial statements.  Such items are included in the consolidated statements of stockholders’ equity and comprehensive income (loss).

Earnings per Share

Net income (loss) per share is computed under the provisions of SFAS No. 128, Earning per Share.  Basic earnings per share is computed using net income (loss) and the weighted average number of shares outstanding.  Diluted earnings per share reflects the weighted average number of shares outstanding plus any potentially dilutive shares outstanding during the period, calculating using the “treasury stock” method.  In accordance with EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, the Company’s Series B convertible preferred stock is considered in both the basic and diluted earnings per share calculations, subject to the applicable antidilution provisions.

At September 30, 2004, 4,332 shares of Series B convertible preferred stock were not considered in the calculation of basic earnings per share because the Company had a net loss, and based on the contractual terms, the Series B convertible preferred stock does not have the obligation to share in the losses of the Company.  At September 30, 2004, 4,332 shares of Series B convertible preferred stock and options and warrants to purchase 14,233 shares of the Company’s common stock were not considered in the calculation of diluted earnings per share.  At September 30, 2003 and December 31, 2002, options and warrants to purchase 14,439 and 13,811 shares of the Company’s common stock, respectively, were not considered in the calculation of diluted earnings per share.  These potentially dilutive shares were not considered because the Company had net losses and to do so would have been antidilutive.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board published SFAS No. 123 (revised 2004), Share-Based Payment.  SFAS No. 123(R) revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based payment transactions using APB Opinion No. 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations based on the grant-date fair value of those instruments. The revised statement is effective as of the first interim period beginning after June 15, 2005.  The Company is currently determining what impact the newly issued statement will have on its results of operations and financial position.  See the “Stock-Based Compensation” discussion above, which includes the pro forma impact of recognizing stock-based compensation under SFAS No. 123, on the Company’s net loss and loss per common share for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002.

3.                          Financial Statement Components

Rollforward of the Allowance for Doubtful Accounts

The rollforward of the allowance for doubtful accounts consisted of the following for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002:

	2004	2003	2002

Balance at beginning of period	$1,894	$1,660	$1,919
Provision	497	770	785
Write-offs	(872)	(584)	(955)
Recoveries and currency exchange	(22)	48	(89)
Balance at end of period	$1,497	$1,894	$1,660

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment, net was comprised of the following at September 30, 2004 and 2003:

	2004	2003

Computer software and equipment	$7,418	$7,407
Office furniture and equipment	2,265	2,661
Leasehold improvements	1,752	1,664
Assets held under capital lease	3,001	3,065
	14,436	14,797

Less: Accumulated depreciation and amortization	(12,054)	(11,365)
	$2,382	$3,432

Assets held under capital lease include computer equipment and office equipment.  Accumulated amortization of assets held under capital leases was $2,746 and $2,562 at September 30, 2004 and 2003, respectively.

Intangible Assets

Intangible assets, net were comprised of the following at September 30, 2004 and 2003:

	2004			2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Acquired technology	$20,484	$(13,304)	$7,180	$20,529	$(9,061)	$11,468
Capitalized software development	877	(305)	572	769	(74)	695
Other	508	(343)	165	455	(27)	428
Intangible assets	$21,869	$(13,952)	$7,917	$21,753	$(9,162)	$12,591

Total amortization of intangibles was $4,856, $3,419 and $3,110 for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.  Based on the intangibles at September 30, 2004, estimated amortization expense for each of the next five years is as follows:

Year Ending September 30,
2005	$4,271
2006	2,663
2007	483
2008	279
2009	221
$7,917

Goodwill

Changes in the carrying amount of goodwill for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, were as follows:

	2004	2003	2002

Balance at beginning of period	$22,947	$22,918	$22,842
Goodwill acquired and foreign currency exchange		29	76
Balance at end of period	$22,947	$22,947	$22,918

Goodwill related to the manufacturing segment was $21,783 at September 30, 2004 and 2003.  Goodwill related to the hospitality segment was $1,164 at September 30, 2004 and 2003.

Accrued Expenses

Accrued expenses were comprised of the following at September 30, 2004 and 2003:

	2004	2003

Accrued compensation and benefits	$3,261	$2,138
Liability related to discontinued operations	1,059	1,006
Other	2,455	3,208
	$6,775	$6,352

4.                          Restructuring Related Charges

The following table presents a summary of the Company’s restructuring activities during the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002:

	Employee Severance and Termination Costs	Lease Commitments	Other Costs	Total

Balance at December 31, 2001	$2,534	$2,060		$4,594
Restructuring charges	533		$15	548
Cash payments and other (1)	(1,971)	(769)	(15)	(2,755)
Balance at December 31, 2002	1,096	1,291		2,387
Restructuring charges	1,968		286	2,254
Cash payments and other (1)	(689)	(323)		(1,012)
Noncash charges used			(286)	(286)
Balance at September 30, 2003	2,375	968		3,343
Restructuring charges	302	1,451	188	1,941
Adjustments and reversals		(991)		(991)
Cash payments and other (1)	(2,211)	(680)	(166)	(3,057)
Non-cash charges used			(22)	(22)
Balance at September 30, 2004	$466	$748	$—	$1,214

(1)          The impact of foreign currency translation, which is not significant for any period presented, is included with cash payments.

The discussion of the Company’s restructuring activities included below is organized by the period of initiation of the different restructuring plans together with related subsequent activity.

During the year ended September 30, 2004, the Company ceased using two international facilities and recorded restructuring charges of $981 for lease costs that will continue to be incurred.  Subsequently, as described further below, we reversed other lease related restructuring accruals as facilities were put back in service.  These charges are an extension of the September 2003 restructuring program (see below) and reflect the Company’s desire to consolidate certain of its Hospitality and Manufacturing operations.  These costs are expected to be paid in conjunction with the related lease terms, which expire by April 2007.

On September 30, 2003, the Company announced a restructuring and reorganization plan that primarily affected the Hospitality segment.  The plan’s near-term focus was to support current customers’ needs and return the business to profitability.  All product strategies and investment decisions were re-assessed.  As a result, certain development projects were deferred or cancelled while other projects were afforded focused efforts to complete.  The plan included the closure or consolidation of several offices in various U.S. and international locations and the elimination of approximately 120 positions.  In September 2003, the Company recorded a charge of $2,036 related to this program, which consisted of $1,750 of employee severance and termination costs for approximately 90 employees and $286 related to leasehold write-offs and estimated losses on the disposal of other fixed assets.  Additional restructuring charges of $490 related to this program were taken during the year ended September 30, 2004, for additional employee severance related to the remaining 30 identified positions and contract terminations.  At September 30, 2004, the remaining employee severance accrual for this program was $286, all of which is expected to be paid in the Company’s fiscal year 2005.

During the nine-month period ended September 30, 2003, the Company recorded restructuring charges of $218 related to various employee severance and termination costs, in addition to the charges taken for the September 2003 program.  All of these amounts were paid out in cash prior to September 30, 2003.

In November 2002, the Company restructured its Hospitality division.  Under the restructuring plan, the Company reduced its workforce by 23 positions.  The restructuring charge included $533 of employee termination costs and $15 of other related costs.  Portions of these amounts were paid out in cash during the year ended December 31, 2002 and the nine-month period ended September 30, 2003, with the remaining amounts all paid prior to September 30, 2004.

In December 2001, the Company instituted a restructuring plan to align its cost structure with its business plan.  Under the restructuring plan, the Company reduced its workforce by approximately 20%, or 153 positions throughout the organization.  In addition to the employee termination costs, charges were taken related to excess leased space at two of the Company’s facilities.  In conjunction with the restructuring related charges, the Company estimated future sublease income to offset the liability.  During the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, the Company made payments on these lease obligations as reflected in the table above.  During the year ended September 30, 2004, due to the Company’s inability to negotiate acceptable sublease terms at one of the facilities, additional restructuring charges of $470 were taken.  In September 2004, Company management made the strategic decisions to utilize both of the leased spaces previously considered excess, and the remaining restructuring accrual of $991 was eliminated and a restructuring benefit was recorded.  The most significant portion of this reversal relates to previously unused space at the Company’s headquarters in the U.S.  Following the initiation of certain key business partnerships and the related staff increase, the Company chose to utilize the unused space for development, training and general office space.

In conjunction with the acquisition of Fourth Shift Corporation in April 2001, the Company assumed accrued restructuring liabilities related to employee termination costs and facility consolidation.  At September 30, 2004, $180 of this restructuring liability was remaining, and is required for special retirement-related benefits that the Company is obligated to pay for three former employees.

5.                          Discontinued Operations

The operations of the Former Parent were either spun off or discontinued.  For the year ended December 31, 2002, the discontinued operations generated no revenue and incurred expenses of $5,574, consisting principally of legal and professional fees in connection with the Former Parent’s bankruptcy and reorganization.  Also in 2002, the remaining operating division of the Former Parent, the construction contracting software business, was sold for a gain of $357.  There was no income tax impact related to these discontinued operations activities.

In December 2003, the Company received a cash distribution of $2,915 from the liquidating trust of the Former Parent, which was recorded as income from discontinued operations.  In addition, the Company recorded a $456 charge for additional obligations of the discontinued operations.  These amounts were recorded net of $120 of income tax expense.  The remaining obligations of the Former Parent are included in accrued expenses on the Company’s balance sheet at September 30, 2004.  The liability represents lease commitments and other costs associated with the Former Parent’s bankruptcy and clean-up efforts.

6.                          Acquisitions

In May 2003, the Company acquired all the outstanding shares of WinnLodge AG, Ch-Zug (“WinnLodge”) for $ 2,162.  The purchase price included $986 of cash (including $250 for the payoff of an existing WinnLodge debt obligation), $212 of acquisition costs, and $964 due in various installments through June 2006.  Prior to its acquisition, WinnLodge was a development-stage operation; therefore, it is not considered a “business” for purposes of purchase accounting.  Instead, this transaction was deemed to be a technology acquisition.

The purchase price was allocated as follows:

Acquired technology	$1,894
Other intangible assets (noncompetition agreement)	250
Net operating assets and liabilities	18
Total purchase price	$2,162

The acquired technology consists entirely of the WinnLodge software program, which will be amortized over three years.  The software was subsequently impaired as part of the September 2003 restructuring and reorganization.

In October 2002, the Company acquired all the assets of its business partner in South Africa for $325.  A payment of $60 was made at closing with the balance due in various installments through June 2005.  This acquisition was accounted for under the purchase method of accounting, and, accordingly, the assets and liabilities acquired were recorded at their estimated fair values at the effective date of the acquisition and the results of operations have been included in the consolidated statements of operations since the acquisition date.

The purchase price was allocated as follows:

Furniture, fixtures and equipment	$34
Other intangible assets (described below)	250
Goodwill	41
Total purchase price	$325

Intangible assets include $100 for a noncompetition agreement which will be amortized over two years, and $150 for a customer list which will be amortized over five years.  Pro forma information has not been provided as the effects of the acquisition were not material.

7.                          Capitalized Software Development Costs

The Company contracts with third-party software developers to license and develop specific software.  The Company capitalized $120, $1,018 and $229 of costs associated with these contracts during the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.  Of the $1,018 capitalized during the nine-month period ended September 30, 2003, $102 was related to software developed for internal use.  The Company wrote off the remaining costs of approximately $1,250 associated with the software capitalized under these contracts in 2002 and 2003 as part of the September 2003 restructuring and reorganization.

The Company capitalized $643 and $115 of internal costs for software development during the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.  Of the $643 capitalized during the nine-month period ended September 30, 2003, $323 was related to software developed for internal use.  See Note 3 for further detail on capitalized software balances.

8.                          Other Intangible Asset Acquisitions

In December 2002, the Company renegotiated its contract with a database supplier to the Fourth Shift manufacturing product and paid $4,180 for a fully paid up perpetual license.  These costs were capitalized as acquired technology, an intangible asset.  The licensing fee will be amortized on the faster of the straight-line basis over a seven-year period or on a units sold basis.  Previously, the Company was paying royalties for the database product.  Total amortization expense for this asset during the year ended September 30, 2004 and the nine-month period ended September 30, 2003, was $957 and $810, respectively, which is included in the cost of revenues - software licenses.

In November 2002, the Company entered into an agreement whereby it received rights to modify and distribute a golf software package.  The Company capitalized $389 in 2002 and an additional $50 in 2003 of the costs under the agreement.  Payments were capitalized as acquired technology, an intangible asset that is amortized over three years to cost of revenues - software licenses.  During the nine-month period ended September 30, 2003, the Company amortized the asset by $73 and then wrote off the remaining $366 as part of the September 2003 restructuring and reorganization.

9.                          Long-Term Obligations

Silicon Valley Bank

On November 12, 2002, the Company entered into a $2,500 accounts receivable financing arrangement with Silicon Valley Bank.  All assets of the Company were pledged as collateral under this agreement.  Upon the closing of the CRP financing on November 26, 2002 (see below), the Company paid off outstanding borrowings under this agreement of $363 and terminated the agreement.  In connection with this agreement, Silicon Valley Bank received warrants to purchase 47 shares of common stock of the Company.  These warrants have an exercise price of $3 per share and expire in October 2009.

Capital Resource Partners

On November 26, 2002, the Company entered into a Senior Subordinated Secured Note (“Note”) and Warrant Purchase Agreement with CRP pursuant to which it sold to CRP for $20,000, its 12.5% Senior Subordinated Secured Note due from 2007 to 2009, and issued to CRP a warrant to purchase 6,957 shares of its common stock at an exercise price of $0.57 per share.  The Note is collateralized by all assets of the Company and had a nominal interest rate of 12.5% payable quarterly.  Principal payments were also scheduled to be made quarterly beginning on December 31, 2007 at $1,667, escalating to $3,333 per quarter on December 31, 2008 and ending on September 30, 2009.

The agreement provides CRP with board representation rights, information and other rights, and prohibits the Company, without the consent of CRP, from incurring additional indebtedness, making acquisitions or making investments over certain thresholds, prohibits investments in subsidiaries whose assets are not pledged as collateral under the Note, and prohibits dividends and distributions.  The agreement also includes financial covenants that require the Company to generate minimum EBITDA and maintain a fixed charge coverage ratio, both of which increase over time, and limit operating lease and capital expenditures.

During the nine-month period ended September 30, 2003, the Company violated its minimum EBITDA and fixed charge coverage ratio covenants associated with the agreement.  The covenant violations were caused by the Hospitality operating segment significantly underperforming during this period.  The Company’s management took action to reduce operating costs by initiating a restructuring plan (Note 4), which was announced on September 30, 2003.  In November 2003, the Company and CRP agreed to Amendment No. 1 to the Note and Warrant Purchase Agreement, effective September 30, 2003.  The amendment waived past covenant violations and restated future covenants to better reflect the Company’s expectations of future operations.  The Company was in compliance with all of the revised covenants during the year ended September 30, 2004.  In exchange for the waiver of past violations and restructured covenants, the Company agreed to increase the nominal interest rate of the Note to 14%, increase the default interest rate from 17.5% to 19%, decrease the exercise price of CRP’s stock purchase warrant to $0.40 per share and establish two years of minimum interest.  In addition, the schedule of principal payments was changed such that a payment of $2,000 is due on December 31, 2005, a payment of $4,000 is due on December 31, 2006, quarterly payments of $1,500 are due from March 31, 2007 to December 31, 2007, and quarterly payments of $2,000 are due from March 31, 2008 to December 31, 2008.

The warrant was mandatorily redeemable and exercisable at $0.57 per share ($0.40 following Amendment No. 1) and had weighted average anti-dilution price protection.  As described further below, the warrant was exchanged for Series B convertible preferred stock and new warrants in August 2004.  The purchase agreement provided CRP with a right to put the shares of common stock it would have acquired on exercise of the warrant to the Company at fair market value at any time after a change of control of the Company, or after November 26, 2009.  In accordance with the Company’s accounting policy for this warrant, as described in Note 2, the warrant was maintained as a long-term liability, as a change in control was not probable at any time prior to its cancellation.  Further, the warrant was maintained at fair value as a derivative instrument given that the warrant could have been put back to the Company for cash upon a change in control or after November 29, 2009.

Using the Black-Scholes valuation model and an independent appraisal, the Company allocated $3,734 of value to the put warrant in November 2002 with the balance of the $20,000, or $16,266, being reflected as debt, net of a debt discount.  The debt discount will be amortized using the interest method over the life of the debt.  At September 30, 2003, the Company had amortized $459 of the debt discount, resulting in a carrying value of $16,725.  During the year ended September 30, 2004, the Company amortized $786 of the debt discount and, as part of Amendment No. 1, adjusted the debt discount by $149 for the increase in the value of the put warrant, resulting in a carrying value of $17,362 at September 30, 2004.  The initial value of the warrant was determined using the Black-Scholes model with a volatility of 80%, an interest rate of 4.05% and the contractual term of the warrant of ten years.  The fair value of the Company’s stock at the date the financing closed was $0.64 per common share as determined by a third-party valuation.  The put warrant was maintained at its fair value with increases or decreases reflected as non-operating expense or income in the statement of operations.  At December 31, 2002, the put warrant value had depreciated to $3,533, resulting in the recognition of $201 of non-operating income during the year ended December 31, 2002.  At September 30, 2003, the put warrant value had appreciated to $3,990, resulting in the recognition of $457 of non-operating expense during the nine-month period ended September 30, 2003.  The put warrant value was increased $149 due to the reduction of the exercise price in November 2003.  At August 18, 2004, just prior to its exchange and cancellation (see below), the put warrant had appreciated to $7,230, resulting in the recognition of $3,091 of non-operating expense.  In connection with the exchange, a final non-operating charge of $1,845 was recorded, which reflected the difference between the net carrying value of put warrant, including the remaining unamortized offering costs, and the estimated fair value of the Series B convertible preferred stock and the new warrant issued.

In accordance with the dilution protection provided to CRP as part of the Warrant Purchase Agreement, in February 2004, the Company issued 207 common stock options to CRP, with an exercise price of $1.50 per share.

In August 2004, the Company and CRP agreed to Amendment No. 2 to the Note and Warrant Purchase Agreement, effective August 18, 2004.  The amendment provides for the cancellation of the warrant to purchase 6,957 shares of the Company’s common stock in exchange for the issuance of 4,332 shares of Series B convertible preferred stock (Note 14) and a new nonputtable warrant to purchase 4,017 shares of the Company’s common stock.  The new warrant is exercisable at $1.06 per share, expires on November 26, 2012, and has weighted average anti-dilution price protection.  The value of this new warrant was $3,761, determined using the Black-Scholes model with a volatility of 80%, an interest rate of 3.85% and the contractual term of the warrant.  The amendment also provides for the elimination of CRP’s right to put to the Company the shares of common stock it would have acquired on the exercise of the original warrant.

In September 2004, the Company and CRP agreed to Amendment No. 3 to the Note and Warrant Purchase Agreement, effective September 30, 2004.  The amendment provides for the revision of the financial covenants that require the Company to generate minimum EBITDA and maintain a fixed charge coverage ratio, both of which continue to increase over time, and limit capital expenditures, to better reflect the Company’s expectations of future operations.  The Company’s actual EBITDA for fiscal 2004, excluding the income from discontinued operations, approximates the 2005 covenant requirement.  Thereafter, the revised minimum EBITDA covenants increase significantly in 2006 with moderating increases in 2007 and 2008.

In November 2002, the Company incurred offering costs associated with this financing of $1,941.  This amount consists of a 5% success fee to the agent, a warrant for 250 shares of common stock with an exercise price of $3 per share, valued at $80, also issued to the agent, legal costs for the Company and lender, and other reimbursed expenses associated with this financing.  In addition, in 2004 the Company incurred $52 of costs associated with Amendment No. 1 and $50 of costs with Amendment No. 3.  The portion of the offering costs related to the debt will be amortized over the life of the related financing using the interest method.  The portion allocated to the put warrant was being amortized through November 26, 2009, the date any common stock acquired could have been put to the Company, using the interest method.  In August 2004, in connection with the cancellation of the put warrant, the remaining $246 of unamortized offering costs related to the put warrant were written off.  At September 30, 2004 and 2003, the Company had amortized $670 and $253 of these costs, respectively.

Obligation from Fourth Shift Acquisition

The Company had a $573 remaining obligation to a former Fourth Shift shareholder at September 30, 2003.  This amount was paid off during the year ended September 30, 2004.  The obligation was noninterest bearing and the Company had recorded the obligation at its present value by imputing interest at 9%.

Obligation from South African Acquisition

Relating to the October 2002 acquisition of the South African distributor, the Company had a remaining obligation of $145 and $243 at September 30, 2004 and 2003, respectively.

Obligation from WinnLodge Acquisition

Relating to the May 2003 acquisition of WinnLodge, the Company had a remaining obligation of $492 and $808 at September 30, 2004 and 2003, respectively.  The obligation is noninterest bearing and the Company has recorded the obligation at its present value by imputing interest at 5.75%.

Scheduled Maturities of Long-Term Debt

Scheduled maturities of long-term debt at September 30, 2004, were as follows:

Year Ending September 30,	CRP	Other	Total

2005		$426	$426
2006	$2,000	211	2,211
2007	8,500		8,500
2008	7,500		7,500
2009	2,000		2,000
	20,000	637	20,637

Less: Debt discount	(2,638)		(2,638)
Total long-term debt	17,362	637	17,999
Less: Current portion		(426)	(426)
Long-term portion	$17,362	$211	$17,573

Capital Leases

The Company has capital leases for certain vehicles, furniture, and computer equipment.  The existing capital lease agreements expire at various times through 2006 with interest rates ranging from 8.86% to 9.75%.  The underlying leased assets collateralize the leases.

Future lease payments under these capital leases at September 30, 2004, were as follows:

Year Ending September 30,
2005	$129
2006	105
234
Less: Interest	(11)
Present value of future obligations	223
Less: Current portion	(121)
Long-term portion	$102

Other Long-Term Liabilities

Other long-term liabilities include long-term deferred revenue and accrued rent and lease-related obligations, and totaled $594 and $1,470 at September 30, 2004 and 2003, respectively.

10.                   Income Taxes

The Company’s income tax provision and related income tax disclosures reflect the tax attributes of the Company that were transferred with the spinoff from the Former Parent in August 2002 or created subsequent to the spinoff.

The Company’s loss from continuing operations before provision for income taxes for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, consisted of the following:

	2004	2003	2002

United States	$(3,965)	$(13,018)	$(3,404)
International operations	(4,612)	(433)	1,644
	$(8,577)	$(13,451)	$(1,760)

The provision for income taxes for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, consisted of the following:

	2004	2003	2002

State	$50	$50	$50
International	180	500	300
	$230	$550	$350

There has been no provision for U.S. taxes on the undistributed earnings of non-U.S. subsidiaries because the Company intends to reinvest these earnings indefinitely in operations outside of the U.S.  Determination of the liability that may be created at such time as these earnings are repatriated is not practicable.

A reconciliation of income tax benefit from continuing operations computed at the federal statutory rate (34%) to the provision for income taxes for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, consisted of the following:

	2004	2003	2002

Tax benefit at U.S. statutory rate	$(2,916)	$(4,573)	$(598)
State income taxes, net of federal benefit	33	33	33
Change in value of mandatorily redeemable common stock warrant and loss on exchange	1,678	155	(68)
Change in valuation allowance	1,034	3,600	(1,150)
Other	401	1,335	2,133
	$230	$550	$350

At September 30, 2004, the Company had available U.S. net operating loss (“NOL”) carryforwards of $32,790 and tax credit carryforwards of $1,854.  These NOL and tax credit carryforwards will expire from 2005 to 2024.  The following table outlines the timing of the expiration of the Company’s U.S. NOL and tax credit carryforwards:

Year Ending September 30,	NOL Carryforwards	Tax Credit Carryforwards

2005		$224
2006		191
2007		218
2008
2009	$17	300
2010	2,031	95
2011	1,449	122
2012	4,063	405
Thereafter	25,230	299
	$32,790	$1,854

In addition to the amounts above, the Company had state tax credit and other carryforwards of $1,225, primarily all of which will expire from 2005 to 2024.

In conjunction with an acquisition by the Former Parent in April 2001, approximately $22,000 of the above NOL carryforwards and all of the tax credit carryforwards became subject to Section 382 and 383 limitations limiting the annual utilization of both carryforwards to approximately $2,000 per year.  These annual limitations accumulate if unused and provided there are not additional Section 382 and 383 limitations.  These limitations may be increased to the extent the Company realizes any built-in gains which may have existed at the time of the acquisition.  Changes in ownership since April 2001, combined with future changes in ownership, could cause additional limitations.

In addition to the U.S. tax attributes discussed above, at September 30, 2004, the Company had NOL carryforwards outside the U.S. totaling $14,141 which result in a deferred tax asset amount of $4,327.  A significant portion of these international NOL carryforwards do not expire.

The Company records deferred taxes for the difference between the financial reporting and income tax bases of certain assets and liabilities, computed in accordance with tax laws currently in effect.  The components of the Company’s deferred taxes at September 30, 2004 and 2003 were as follows:

	2004	2003

NOL and tax credit carryforwards	$20,522	$20,596
Accruals and allowances not currently deductible for tax purposes	1,308	2,190
Depreciation and amortization	(1,452)	(2,530)
Other	(32)	40
Less: Valuation allowance	(20,346)	(20,296)
Net deferred taxes	$—	$—

The Company has provided a full valuation allowance for the net deferred tax assets resulting from NOL carryforwards and other differences between the reported book and tax bases of certain assets and liabilities, as the realizability of the net deferred tax assets is not more likely than not.  Of the $20,346 valuation allowance at September 30, 2004, approximately $15,000 relates to deferred tax assets acquired by the Former Parent.  In the future, any recognition by the Company of these acquired tax benefits, including the reversal of the related valuation allowance, will impact goodwill instead of the provision for income taxes.  Consequently, income tax expense will be recorded as these deferred tax assets are realized.

11.                   Commitments and Contingencies

Operating Leases

The Company has operating leases for its corporate headquarters, additional office space and certain office equipment.  The aggregate future minimum rental payments under these leases, net of amounts expected to be received related to the sublease of certain office space, are as follows:

Year Ending September 30,
2005	$3,007
2006	2,577
2007	1,633
2008	1,159
2009	377
Thereafter	99
$8,852

Rent expense, net of sublease income, including amounts paid under short-term arrangements, was approximately $3,623, $2,855 and $3,659 for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.

Litigation

The Company is subject to litigation in the normal course of business.  In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s consolidated results of operations or financial position.

Employment Agreements

The Company has entered into various employment agreements with certain executives, which provide for severance payments subject to certain conditions and events.

Other Contingencies and Guarantees

The Company is also subject to other risks and contingencies inherent within its operations in 16 countries.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity.  The term of the indemnification period is for the officer’s or director’s lifetime.  The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits the Company’s exposure and enables it to recover a portion of any future amounts paid.  As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal.  All of these indemnification agreements were grandfathered under the provisions of FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guaranty of Others, as they were in effect prior to December 31, 2002.  Accordingly, the Company has no liabilities recorded for these agreements at September 30, 2004.

The Company may enter into standard indemnification agreements in the ordinary course of business.  Pursuant to such agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s products.  The term of these indemnification agreements is generally perpetual any time after execution of the agreement.  The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.  The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements.  As a result, the Company believes the estimated fair value of these agreements is minimal.  Accordingly, the Company has no liabilities recorded for these agreements at September 30, 2004.

The Company warrants that its software products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the license products to the customer.  Additionally, the Company warrants that its maintenance services will be performed consistent with generally accepted industry standards through completion of the agreed upon services.  If necessary, the Company would provide for the estimated cost of product and service warranties based on specific warranty claims and claim history; however, the Company has never incurred significant expense under its product or service warranties.  As a result, the Company believes the estimated fair value of these agreements is minimal.  Accordingly, the Company has no liabilities recorded for these agreements at September 30, 2004.

12.                   Options and Compensation Plans

SoftBrands, Inc. Sponsored Plan

On December 13, 2001, the Company’s Board of Directors and shareholders approved the SoftBrands, Inc. 2001 Stock Incentive Plan, which has a total of 11,400 shares of the Company’s common stock reserved for issuance under options, including incentive stock options (“ISOs”) and other stock options, restricted stock awards, stock appreciation rights, dividend rights and other stock-based awards thereunder.  The plan provides that employees, directors and consultants are eligible to receive awards thereunder, that the Compensation Committee of the Board of Directors is authorized to establish the terms of such awards, as long as, in the case of ISOs, the term does not exceed ten years from the date of grant, and that the exercise price of the options not be less than fair value on the date of grant.  During the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, primarily all options granted to employees under the plan (the only form of award granted) become exercisable in lump sum seven years from the date of grant, subject to certain acceleration provisions, including the effectiveness of a Form 10 filing with the SEC.  Upon acceleration, the options would revert to a three- to four-year vesting term from the date of grant.  Through September 30, 2004, none of the options granted had become exercisable.

The following summarizes employee stock option activity from the SoftBrands, Inc. 2001 Stock Incentive Plan:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price

Outstanding at December 31, 2001	—	—	—

Granted	6,635	$1.50-$3.00	$2.54
Cancelled	(78)	$1.50	$1.50
Outstanding at December 31, 2002	6,557	$1.50-$3.00	$2.56

Granted	720	$1.50-$1.75	$1.73
Cancelled	(92)	$1.50	$1.50
Outstanding at September 30, 2003	7,185	$1.50-$3.00	$2.49

Granted	3,257	$1.50	$1.50
Cancelled	(770)	$1.50-$1.75	$1.57
Outstanding at September 30, 2004	9,672	$1.50-$3.00	$2.07

Assuming the Company had filed its Form 10 in fiscal 2004, and it was effective as of September 30, 2004, the exercisable options at this date would be:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price

Pro forma September 30, 2004	4,389	$1.50-$3.00	$2.65

The following table summarizes the options outstanding for the Company’s stock at September 30, 2004:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life of Options Outstanding

$1.50	4,639	8.9 years
$1.75	413	8.6 years
$3.00	4,620	7.5 years

Former Parent Sponsored Plans

The Former Parent had three employee stock option plans in place during 2001, in which substantially all of the Company’s employees participated.  These plans had various vesting arrangements, exercise prices, expiration dates and other restrictions.  As part of the Former Parent’s Plan of Reorganization (Note 1), all options for the Former Parent’s stock that had been outstanding at December 31, 2001 (3,925 options with a weighted average exercise price of $6.46), were cancelled in August 2002.  There was no other stock option activity under these plans during the year ended September 30, 2004, the nine-month period ended September 30, 2003 or the year ended December 31, 2002.

SFAS No. 123 Disclosures

The weighted-average fair value of options granted and assumptions used in the Black-Scholes stock option pricing model were as follows:

	2004	2003	2002

Fair value of options granted	$1.22	$0.86	$0.46
Expected life (years)	10	10	10
Risk-free rate of return	4.3%-5.0%	3.7%-5.0%	4.0%-5.2%
Volatility	80%	80%	80%
Dividend yield	0%	0%	0%

Nonemployee Options

The Company has previously issued a total of 40 common stock options to third-party consultants, with an exercise price of $1.50 per share.  In addition, the Company has issued 207 common stock options to CRP (Note 9), with an exercise price of $1.50 per share.  All of these nonemployee options remained outstanding at September 30, 2004.

Other Employee Compensation Plans

Manufacturing and Hospitality each had a defined contribution 401(k) plan in place for their domestic employees.  The Hospitality plan was merged with the Manufacturing plan in 2004 and all domestic employees are now covered under one plan.  Also, certain executives in the UK are covered under separate defined contribution plans.

The Company’s 401(k) plans cover substantially all domestic employees over 21 years of age that have met a nominal continuous service requirement.  The Company may make discretionary matching contributions to the plans based upon employee contributions.  The Company made matching contributions to the plans of $356, $293 and $407 for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.

13.                   Segment Reporting

The Company discloses segments in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which established standards for disclosure of financial information related to operating segments of the Company as well as disclosure requirements for customer and geographic information.  SFAS No. 131 defines an operating segment as a component of a company for which operating results are reviewed regularly by the chief operating decision-maker to determine resource allocation and assess performance.  The Company has two reportable segments under the guidelines of SFAS No. 131:  Manufacturing and Hospitality.  Manufacturing and Hospitality derive their revenues from licensing proprietary software systems, providing customer support, training, consulting and installation services related to software, and through the resale of complementary third-party software licenses and hardware.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 2).  Financial information by segment is summarized in the following table.  Total assets are not allocated to Manufacturing and Hospitality for internal reporting purposes.

	Manufacturing	Hospitality	Corporate	Consolidated

Year Ended September 30, 2004
Revenue	$49,137	$20,038		$69,175
Depreciation and amortization	4,596	2,073	$156	6,825
Operating income (loss)	8,704	(1,037)	(7,343)	324
Capital expenditures	719	151	41	911

	Manufacturing	Hospitality	Corporate	Consolidated

Nine-Month Period Ended September 30, 2003
Revenue	$35,051	$18,824		$53,875
Depreciation and amortization	3,750	1,418	$47	5,215
Operating income (loss)	4,551	(11,252)	(4,126)	(10,827)
Capital expenditures	357	767	28	1,152

Year Ended December 31, 2002
Revenue	$51,308	$26,934		$78,242
Depreciation and amortization	4,105	1,249	$41	5,395
Operating income (loss)	6,855	(1,710)	(6,652)	(1,507)
Capital expenditures	705	1,493	83	2,281

The U.S. and UK were the only two countries from which the Company generated revenues exceeding 10% of consolidated revenues for the year ended September 30, 2004, the nine-month period ended September 30, 2003 and the year ended December 31, 2002, respectively.  The following is a breakdown of the Company’s revenue for these periods and long-lived assets at September 30, 2004 and 2003, by geographic location:

Revenue	2004	2003	2002

United States	$37,834	$27,386	$44,510
United Kingdom	17,418	14,387	18,337
Other international operations	13,923	12,102	15,395
	$69,175	$53,875	$78,242

Long-Lived Assets	2004	2003

United States	$31,154	$36,290
International operations	2,092	2,680
	$33,246	$38,970

14.                   Preferred Stock, Warrants and Rights Plan

Undesignated Preferred Stock

The Company’s authorized capital included 10,368 and 14,700 shares of undesignated preferred stock at September 30, 2004 and 2003, respectively, none of which was issued or outstanding.

Series A Preferred Stock

In November 2002, the Company’s Board of Directors designated 300 shares of Series A preferred stock to accommodate the Rights Plan, which is described below.  Because the rights under the Rights Plan are not exercisable, no shares of Series A preferred stock have been issued or are outstanding.  The terms of the Series A preferred stock are as follows:

Dividends

Series A preferred stock is entitled to a minimum preferential quarterly dividend payment of $0.25 per share but will be entitled to an aggregate dividend of 100 times the dividend declared on common stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, Series A preferred stock has a preference in liquidation equal to the greater of (i) a preferential liquidation payment of $100 per share plus all accrued and unpaid dividends, or (ii) an aggregate payment of 100 times the payment made per common share.

In the event of any merger, consolidation or other transaction in which common stock is exchanged, Series A preferred stockholders are entitled to receive 100 times the amount received per share of common stock.

Voting

Series A preferred stockholders shall have 100 votes, voting together with the holders of the Company’s common stock, on all matters presented to stockholders.

Series B Convertible Preferred Stock

In July 2004, the Company’s Board of Directors designated 4,332 shares of Series B convertible preferred stock, all of which were issued in August 2004, in a transaction with CRP that involved the exchange of this preferred stock and a warrant to purchase 4,017 shares of common stock for the put warrant issued to CRP in November 2002.  The terms of the Series B convertible preferred stock are as follows:

Dividends

Series B convertible preferred stock earns dividends equal to its pro rata share of any dividends declared and payable on the Company’s common stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, Series B convertible preferred stock has a liquidation preference of $1.06 per share plus any declared but unpaid dividends, or, if greater, the amount that would have been payable had each share been converted to common stock.

Conversion

Series B convertible preferred stock is convertible, at the option of the holder, into a specified number of shares of common stock, based on a conversion ratio which is initially 1-for-1.  Certain terms exist to protect these conversion rights in the event of further issuances of common stock or a merger or reorganization of the Company.

Mandatory Conversion

All outstanding shares of Series B convertible preferred stock will automatically convert into shares of common stock if at any time the Company receives a firm commitment underwritten public offering of shares of common stock in which (i) the net proceeds from such offering are at least $25,000, (ii) the market value of the common stock is not less than $100,000 and (iii) the price paid by the public for such shares is not less than $2.00, as adjusted.  Alternatively, the Series B convertible preferred stock will convert into common stock if at any time (i) the common stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 and such securities are listed on the NYSE or quoted on the NASDAQ, (ii) the market value of the common stock is not less than $100,000 and (iii) the average trading volume during the previous six weeks exceeds 4% of the number of shares of common stock then outstanding.

Voting

Series B convertible preferred stockholders shall have the right to vote with the holders of the Company’s common stock on all matters on an as-converted basis.  The preferred stockholders also have special voting rights to approve, by a majority, (i) a liquidation, merger or consolidation of the Company, (ii) the sale of all, or substantially all, of the Company’s assets, (iii) any amendment to the Company’s articles of incorporation or bylaws that adversely affects the rights of the holders of Series B convertible preferred stock, and (iv) the creation of any senior class of stock.

Warrants

As more fully described in Note 9, the Company has outstanding warrants to purchase 4,314 and 7,254 shares of common stock at September 30, 2004 and 2003, respectively.  These warrants expire between 2009 and 2012 and have a weighted average exercise price of $1.19 and $0.67 per share at September 30, 2004 and 2003, respectively.

Rights Plan

Effective November 26, 2002, the Company’s Board of Directors adopted a shareholder rights plan under which the Company issued one preferred share purchase right (“Right”) for each common share of the Company outstanding on the effective date and all shares issued subsequently.  If they become exercisable, each Right will entitle its holder to purchase one one-hundredth of a share of Series A preferred stock at an exercise price of $15, subject to adjustment.  The Rights are exercisable if a person or group acquires beneficial ownership of 10% or more of the Company’s outstanding voting stock, subject to certain exemptions, if the Company enters into a consolidation or merger, or if the Company sells a majority of its assets or earning power.  The Rights expire on November 26, 2012 and may be redeemed earlier by the Board of Directors for $0.005 per Right.

15.                   Transition Period Comparative Data

The following table presents certain financial information for the nine-month periods ended September 30, 2003 and 2002, respectively:

	Nine-Month Period Ended September 30, 2003	Nine-Month Period Ended September 30, 2002
		(Unaudited)

Total revenue	$53,875	$59,335
Gross profit	23,008	31,558
(Loss) income from continuing operations before provision for income taxes	(13,451)	600
Provision for income taxes	550	265
(Loss) income from continuing operations	(14,001)	335
Loss from discontinued operations		(5,217)
Net loss	$(14,001)	$(4,882)
Basic and diluted (loss) earnings per common share
Continuing operations	$(0.35)	$0.01
Discontinued operations		(0.13)
Net loss	(0.35)	(0.12)
Weighted average basic and diluted shares outstanding	40,000	40,000

16.                   Quarterly Financial Data (Unaudited)

Summarized quarterly supplemental consolidated financial information for the year ended September 30, 2004 and the nine-month period ended September 30, 2003, is as follows:

	December 31	March 31	June 30	September 30
2004 (1)
Total revenue	$17,415	$16,808	$17,185	$17,767
Gross profit	9,190	8,650	9,262	9,287
(Loss) income from continuing operations	(2,531)	(7,424)	2,263	(1,115)
Income (loss) from discontinued operations	2,206	133
Net (loss) income	(325)	(7,291)	2,263	(1,115)
(Loss) earnings per common share - continuing operations
Basic	$(0.06)	$(0.19)	$0.06	$(0.03)
Diluted	(0.06)	(0.19)	0.05	(0.03)
Earnings (loss) per common share - discontinued operations
Basic	$0.06
Diluted	0.06
(Loss) earnings per common share - net (loss) income
Basic	$(0.01)	$(0.18)	$0.06	$(0.03)
Diluted	(0.01)	(0.18)	0.05	(0.03)

2003
Total revenue		$18,836	$18,534	$16,505
Gross profit		9,719	9,284	4,005
Net loss		(1,586)	(1,841)	(10,574)
Loss per common share - net loss
Basic and diluted		$(0.04)	$(0.05)	$(0.26)

(1)          The sum of the quarterly per share amounts does not necessarily equal the annual per share amounts due to changes in average shares outstanding and rounding.  In addition, the sum of the continuing and discontinued operations per share amounts does not necessarily equal the net (loss) income per share amounts due to rounding.

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS

(a)

1.             Financial Statements

The following Report of Independent Registered Public Accounting Firm and consolidated financial statements of the Company are contained in Item 13 of this Form 10:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets at September 30, 2004 and 2003

•	Consolidated Statements of Operations for the Year Ended September 30, 2004, the Nine-Month Period Ended September 30, 2003 and the Year Ended December 31, 2002

•

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Loss for the Year Ended September 30, 2004, the Nine-Month Period Ended September 30, 2003 and the Year Ended December 31, 2002

•	Consolidated Statements of Cash Flows for the Year Ended September 30, 2004, the Nine-Month Period Ended September 30, 2003 and the Year Ended December 31, 2002

•	Notes to Consolidated Financial Statements

2              Financial Statement Schedules

All financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(b) Exhibits

2.1 +	First Amended Plan of Reorganization of AremisSoft Corporation Jointly Proposed by the Debtor and SoftBrands, Inc.

2.2 +	Liquidating Trust Agreement dated as of July 1, 2002

2.3 +	Share Purchase Agreement among Smart Consulting AG, Karim Meili-Toledano, Peter Züger and SoftBrands, Inc. dated as of April 15, 2003

3.1 +	Second Restated Certificate of Incorporation, as amended

3.2 +	Certificate of Designation of Series A Preferred Stock

3.3 +	Certificate of Designation of Preferences , Privileges, Powers and Rights of Series B Preferred Stock

3.4 +	Bylaws

4.1 +	Rights Agreement dated as of November 26, 2002 between SoftBrands, Inc. and Wells Fargo Bank Minnesota, National Association

4.2 +	2001 Stock Incentive Plan

*4.3 +	Form of Incentive Stock Option Agreement

4.4 +	Senior Subordinated Secured Note and Warrant Purchase Agreement between SoftBrands, Inc. and certain of its subsidiaries and Capital Resource Partners IV, L.P. dated as of November 26, 2002

4.5 +	Amendment No. 1 to Senior Subordinated Note and Warrant Purchase Agreement effective as of September 30, 2003

4.6 +	Amendment No. 2 to Senior Subordinated Note and Warrant Purchase Agreement effective as of August 18, 2004

4.7 +	Amendment No. 3 to Senior Subordinated Note and Warrant Purchase Agreement effective as of September 30, 2004

4.8 +	Senior Subordinated Secured Note Due 2008 of SoftBrands, Inc. to Capital Resource Partners IV, L.P. dated October 1, 2003.

4.9 +	Common Stock Purchase Warrant between SoftBrands, Inc. and Capital Resource Partners IV, L.P. dated August 18, 2004

4.10 +	Investors Rights Agreement between SoftBrands, Inc. and certain of its subsidiaries and Capital Resource Partners IV, L.P. dated as of November 26, 2002

4.11 +	Amendment No. 1 to Investors Rights Agreement between SoftBrands, Inc. and certain of its subsidiaries and Capital Resource Partners IV, L.P. dated August 18, 2004

4.12 +	Security Agreement by SoftBrands, Inc. and certain of its subsidiaries in favor of Capital Resource Partners IV, L.P. dated as of November 26, 2002

4.13 +	Debenture between SoftBrands Europe Limited in favor of Capital Resource Partners IV, L.P. dated December 5, 2002

4.14 +	Investor Agreement dated as of May 15, 2002 between SoftBrands, Inc. and Info-Quest SA

4.15 +	Amendment No. 1 to Investor Agreement dated as of May 15, 2002 between SoftBrands, Inc. and Info-Quest SA

*10.1 +	Employment Agreement dated January 1, 2002 between George Ellis and SoftBrands, Inc.

*10.2 +	Amendment No. 1 dated November 26, 2002 to Employment Agreement dated January 1, 2002 between George Ellis and SoftBrands, Inc.

*10.3 +	Amended and Restated Employment Agreement Effective as of January 1, 2004 between Randal Tofteland and SoftBrands, Inc.

*10.4 +	Employment Agreement dated January 1, 2002 between David G. Latzke and SoftBrands, Inc.

*10.5 +	Fiscal 2005 bonus plans for Randal Tofteland and David Latzke

*10.6 +	Fiscal 2005 bonus plan for George Ellis

*10.7 +	Form of Indemnification Agreement with Officers

10.8 +	Restated and Amended Lease — Meridian Crossings Dated May 1, 1998

10.9	Lease dated August 16, 1996 between Lloyds Bank S.F. Nominees Limited and Fourth Shift (UK) Limited

21.0 +	Subsidiaries

*Executive compensation arrangement

+  Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOFTBRANDS, INC. (Registrant)

Date: March 14, 2005	By:	/s/ David G. Latzke

(Signature)*

* Print name and title of the signing officer under his signature.